UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: May 6, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the First Quarter 2014 Report of UBS AG, which appears immediately following this page.

First Quarter 2014 Report

Our financial results for the first quarter of 2014.

First Quarter 2014 Report

Dear shareholders,

For the first quarter of 2014, we reported a net profit attributable to shareholders of CHF 1,054 million and diluted earnings per share of CHF 0.27. We recorded an adjusted1 Group profit before tax of CHF 1,486 million, a solid performance achieved despite a volatile operating environment.

We are pleased to have surpassed our long-stated fully applied Basel III common equity tier 1 (CET1) ratio target of 13% already in the first quarter. Our premier CET1 ratio is the result of actively reducing risk-weighted assets (RWA) and building Basel III-compliant capital by growing our retained earnings. We continued to deleverage our balance sheet, reducing total assets by CHF 36 billion during the quarter. Our Basel III funding and liquidity ratios as well as our Swiss SRB leverage ratio remained comfortably above our regulatory requirements and we expect to meet the fully applied 2019 leverage ratio regulatory requirements ahead of schedule. Our fully applied leverage ratio improved meaningfully to 3.8% due to a combination of reducing the denominator to below CHF 1 trillion and increasing the numerator through higher CET1 capital and the issuance of EUR 2.0 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes. This brings our total amount of low-trigger tier 2 capital to CHF 7.1 billion, against an expected progressive buffer requirement of around CHF 9 billion by 2019. Our fully applied total capital ratio already stands at 16.8%, versus our expected requirement of around 17.5% by 2019.

Wealth Management delivered an increase in adjusted1 profit before tax to CHF 659 million due to higher operating income and lower operating expenses. Transaction-based income increased, largely due to higher client activity across all regions, most notably in Asia Pacific. The gross margin on invested assets increased 2 basis points to 87 basis points, as income growth outpaced an increase in average invested assets. Net new money was strong at CHF 10.9 billion, with Asia Pacific and emerging markets as the main contributors. We achieved a net new money growth rate that was comfortably within the upper end of our target range. The adjusted1 cost/income ratio improved and was within our target range and we expect further reductions in future.

Wealth Management Americas made a strong start to the year with a record adjusted1 profit before tax of USD 284 million. An increase in operating income, mainly due to higher managed account fees, was largely offset by higher adjusted1 operating expenses. The business continued to attract client assets, with net new money amounting to USD 2.1 billion. While the net new money growth rate was 0.9%, improved performance from experienced financial advisors was offset by outflows from financial advisor attrition. The business maintained both its adjusted1 cost/income ratio and its gross margin on invested assets within target ranges.

Our Retail & Corporate business recorded a higher adjusted1 profit before tax of CHF 401 million, mainly due to lower operating expenses as a result of lower litigation expenses. Net new business volume growth for our retail business was 4.3%, ahead of target. The adjusted1 cost/income ratio and net interest margin were both within our target range. Our new e-banking platform received the highest accolade possible in the cross-industry Best of Swiss Web 2014 awards and was cited as an outstanding project in terms of technology and expertise. As the leading universal bank in Switzerland and an important provider of pension advisory services, we are giving our private and wealth management client advisors additional training in this area and are launching a nationwide campaign to raise public awareness of the importance of retirement planning.

Global Asset Management recorded a lower adjusted1 profit before tax of CHF 126 million. The business’s adjusted1 cost/income ratio remained outside its target range. Excluding money market flows, net new money was very strong at CHF 13.0 billion, the highest amount since the third quarter of 2005, and included significant net inflows from both third parties and UBS’s wealth management clients. Including money market flows, total net new money reached CHF 9.6 billion, the highest amount since the third quarter of 2006. The net new money growth rate was ahead of target at 6.6%. The gross margin on invested assets was 31 basis points, slightly below target.

The Investment Bank increased adjusted1 profit before tax to CHF 549 million. Operating income was positively affected by strong revenues, particularly in debt capital markets and equities. In cash equities we recorded our best first-quarter performance since 2011. As a result of improved performance, operating expenses increased on higher variable compensation expenses, partly offset by lower general and administrative expenses. At CHF 62 billion, fully applied RWA remained unchanged and were consistent with our target of less than CHF 70 billion. The adjusted1

[1] Please refer to the “Group performance” section of our First Quarter 2014 Report for more information on adjusted results.

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First Quarter 2014 Report

cost/income ratio improved and was well within the target range. The business achieved an improved adjusted1 return on attributed equity of 28% compared with 20% in the prior quarter. Resources and risk were managed in line with client activity and our return on attributed equity result was comfortably ahead of our greater than 15% target.

Corporate Center – Core Functions recorded a loss before tax of CHF 176 million. After allocations to the business divisions and Non-core and Legacy Portfolio, total operating expenses increased to CHF 227 million. A gain on own credit was partly offset by negative treasury income remaining after allocations. The loss before tax in Corporate Center – Non-core and Legacy Portfolio reduced to CHF 225 million, mainly due to an improvement in debit valuation adjustments, revaluation gains in our credit business and lower losses from unwind and novation activities. We continued to make progress in reducing balance sheet assets, which declined by CHF 25 billion. Fully applied RWA decreased by CHF 3 billion to CHF 60 billion at the end of the quarter. We expect to make further progress in exiting the remaining Non-core and Legacy positions during 2014.

Underlining our commitment to vocational training and our apprenticeship and graduate training programs, we joined the Global Apprenticeships Network. Every year, UBS offers training programs to more than 2,000 young people. As a member of this network, we will benefit from sharing best practices in the design and implementation of apprenticeships and on-the-job training programs. This constitutes a strong talent pipeline and contributes to UBS’s competitiveness and success and underlines our desire to contribute to the communities in which we operate.

As we continue to build on our enviable franchise in Asia Pacific, events such as our UBS Greater China Conference underline our commitment to the region. Held in Shanghai for the fourteenth consecutive year, the event attracted over 1,700 delegates, including close to 1,000 domestic and international investors. Participants listened to numerous panel discussions and keynote addresses from experts in the fields of politics, business and economics over five days. These focused on the theme “New reforms, new era, new opportunities” and covered global as well as Chinese issues.

We were honored by the external recognition received in relation to our efforts to be a responsible corporate citizen. In RobecoSAM’s Corporate Sustainability Assessment, we were named as one of the top three leaders in our sector for 2014. Together with S&P Dow Jones Indices, RobecoSAM publishes the globally recognized Dow Jones Sustainability Indices, which track leading sustainability-driven companies worldwide. It defines leading companies as those that integrate environmental and social factors into their long-term strategies and performance reviews.

Together with the presentation of our financial results for the first quarter, we are providing an update to investors on our strategic progress and the compelling prospects for our future. We continue to execute our strategy as we move to the next phase of delivering attractive and sustainable returns to shareholders.

To provide even greater transparency with regards to our financial performance, we are now disclosing our quarterly results by region as well as by business division. The fact that every one of our business divisions and regions is profitable reflects our successful strategy and the strong positions we have created both in the areas in which we choose to do business and on a geographical basis.

On the day we are issuing this report, we are also providing to our investors an update on our strategy and performance objectives. Our strategy remains unchanged. Our performance has proven that the model works and is right for UBS. We continue to target a 15% return on equity and remain committed to a capital return payout ratio of at least 50% of net profit. We have retained most of our Group and business division targets. Based in part on the progress we have made since our Investor Day in 2012, we are also announcing a number of new or revised objectives. For example, we are supplementing our Group RWA reduction goals with a new target Group leverage ratio denominator of CHF 900 billion to be achieved by 2016. New business division objectives include the aspiration of our wealth management businesses to deliver annual growth in adjusted annual profit before tax of 10 – 15% over the cycle, and a new Global Asset Management target of CHF 1 billion in adjusted annual pre-tax profit. Three of our business divisions have also reduced or narrowed their cost/income ratio targets, supported by our commitment to deliver 2.1 billion of net cost reductions in the Corporate Center. More information about the investor update, including a complete list of our external performance targets, can be found at www.ubs.com/investors.

We also announced today that we intend to establish a group holding company through a share for share exchange offer, which will commence later this year, subject to regulatory approvals. The establishment of a group holding company is intended, along with other measures we have already announced, to substantially improve the resolvability of UBS. We anticipate that these measures will allow UBS to qualify for a capital rebate under the Swiss “too-big-to-fail” requirements. This rebate would result in lower overall capital requirements for UBS. Following completion of the transaction, we expect to propose a supplementary capital return of at least CHF 0.25 per share to shareholders of the new group holding company.

We look forward to welcoming our shareholders to the Annual General Meeting (AGM) to be held in Basel on 7 May 2014. As part of the AGM, shareholders will be able to vote on the proposal of the Board of Directors for a 67% increase in dividend to CHF 0.25 per share for 2013 from CHF 0.15 a year earlier. This is a reflection of our success in delivering on our stated objective of progressive capital returns. The Board will also propose the approval of various amendments to the Articles of Association made in order to implement the new Ordinance Against Excessive Compensation in Listed Stock Corporations. The Ordinance, enacted by the Swiss Federal Council to implement the Minder initiative, entered into force on 1 January 2014. The first binding vote on the Board of Directors’ and Group Executive Board’s compensation will be held at the 2015 AGM.

Rainer-Marc Frey has decided not to seek re-election to the Board of Directors of UBS at this year’s AGM due to other professional commitments. Since his election to the Board in October 2008, he has served on the Risk, the Audit and the Human Resources and Compensation Committees. We thank him for his valuable contribution to our success over the past six years.

Outlook – At the start of the second quarter of 2014, many of the underlying challenges and geopolitical issues that we have previously highlighted remain. The continued absence of sustained and credible improvements to unresolved issues in Europe, continuing US fiscal and monetary policy issues, geopolitical instability and the mixed outlook for global growth would make improvements in prevailing market conditions unlikely. Despite these challenges,

2

Axel A. Weber Chairman of the Board of Directors    Sergio P. Ermotti Group Chief Executive Officer

we will continue to execute on our strategy in order to ensure the firm’s long-term success and to deliver sustainable returns for our shareholders.

Yours sincerely,

Axel A. Weber	Sergio P. Ermotti
Chairman of the	Group Chief Executive Officer
Board of Directors

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First Quarter 2014 Report

UBS key figures

	As of or for the quarter ended
CHF million, except where indicated	31.3.14	31.12.13	31.3.13

Group results
Operating income	7,258	6,307	7,775
Operating expenses	5,865	5,858	6,327
Operating profit/(loss) before tax	1,393	449	1,447
Net profit/(loss) attributable to UBS shareholders	1,054	917	988
Diluted earnings per share (CHF)[1]	0.27	0.24	0.26

Key performance indicators[2]
Profitability
Return on equity (RoE) (%)	8.7	7.7	8.5
Return on assets, gross (%)	2.9	2.4	2.5
Cost/income ratio (%)	81.1	92.7	81.2
Growth
Net profit growth (%)	14.9	58.9
Net new money growth for combined wealth management businesses (%)	2.9	2.4	5.9
Resources
Common equity tier 1 capital ratio (fully applied, %)[3]	13.2	12.8	10.1
Swiss SRB leverage ratio (phase-in, %)	5.0	4.7	3.8

Additional information
Profitability
Return on tangible equity (%)[4]	10.2	9.1	10.1
Return on risk-weighted assets, gross (%)[5]	12.6	11.2	11.9
Resources
Total assets	982,530	1,018,374	1,213,844
Equity attributable to UBS shareholders	49,023	48,002	47,239
Common equity tier 1 capital (fully applied)[3]	29,937	28,908	26,176
Common equity tier 1 capital (phase-in)[3]	41,187	42,179	40,235
Risk-weighted assets (fully applied)[3]	226,805	225,153	258,701
Risk-weighted assets (phase-in)[3]	229,879	228,557	262,454
Common equity tier 1 capital ratio (phase-in, %)[3]	17.9	18.5	15.3
Total capital ratio (fully applied, %)[3]	16.8	15.4	11.8
Total capital ratio (phase-in, %)[3]	22.7	22.2	18.9
Other
Invested assets (CHF billion)[6]	2,424	2,390	2,373
Personnel (full-time equivalents)	60,326	60,205	61,782
Market capitalization[7]	70,180	65,007	55,827
Total book value per share (CHF)[7]	13.07	12.74	12.57
Tangible book value per share (CHF)[7]	11.41	11.07	10.79

1  Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.    2  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators. In the first quarter of 2014, the definitions of certain key performance indicators were amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4  Net profit/loss attributable to UBS shareholders before amortization and impairment of goodwill and intangible assets (annualized as applicable)/average equity attributable to UBS shareholders less average goodwill and intangible assets.    5  Based on phase-in Basel III risk-weighted assets.    6  Group invested assets includes invested assets for Retail & Corporate.    7  Refer to the “UBS shares” section of this report for more information.

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Corporate calendar

Annual General Meeting of Shareholders

Wednesday, 7 May 2014

Publication of the second quarter 2014 report

Tuesday, 29 July 2014

Publication of the third quarter 2014 report

Tuesday, 28 October 2014

Publication of the fourth quarter 2014 report

Tuesday, 10 February 2015

Contacts

Switchboards

For all general queries.

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports institutional, professional and individual investors from our offices in Zurich and New York.

UBS AG, Investor Relations

P.O. Box, CH-8098 Zurich, Switzerland

investorrelations@ubs.com

www.ubs.com/investors

Hotline Zurich +41-44-234 4100

Hotline New York +1-212-882 5734

Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500

mediarelations@ubs.com

London +44-20-7567 4714

ubs-media-relations@ubs.com

New York +1-212-882 5857

mediarelations-ny@ubs.com

Hong Kong +852-2971 8200

sh-mediarelations-ap@ubs.com

Office of the Company Secretary

The Company Secretary receives queries on compensation and related issues addressed to members of the Board of Directors.

UBS AG, Office of the Company Secretary

P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.

UBS AG, Shareholder Services

P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

US Transfer Agent

For all global registered share-related queries in the US.

Computershare

P.O. Box 43006, Providence,

RI 02940-3006, USA

Shareholder online inquiries:

https://www-us.computershare.com/

investor/Contact

Shareholder website:

www.computershare.com/investor

Calls from the US +1 866-541 9689

Calls from outside

the US +1-201-680 6578

Fax +1-201-680 4675

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com

Language: English | SAP-No. 80834E-1402

© UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1.	UBS Group
08	Regulatory and legal developments and financial reporting changes
11	Group performance
2.	UBS business divisions and Corporate Center
22	Wealth Management
26	Wealth Management Americas
30	Retail & Corporate
33	Global Asset Management
38	Investment Bank
42	Corporate Center
3.	Risk and treasury management
51	Risk and treasury management key developments
52	Risk management and control
68	Balance sheet
71	Liquidity and funding management
74	Capital management
90	UBS shares
4.	Financial information (unaudited)
95	Interim consolidated financial statements
105	Notes to the interim consolidated financial statements
154	Supplemental information for UBS AG (Parent Bank) and UBS Limited
Appendix
163	Information sources

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First Quarter 2014 Report

UBS and its businesses

We draw on our over 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Our business strategy is centered on our pre-eminent global wealth management businesses and our leading universal bank in Switzerland, complemented by our Global Asset Management business and our Investment Bank, with a focus on capital efficiency and businesses that offer a superior structural growth and profitability outlook. Headquartered in Zurich and Basel, Switzerland, we have offices in more than 50 countries, including all major financial centers, and approximately 60,000 employees. UBS AG is the parent company of the UBS Group (Group). Under Swiss company law, UBS AG is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank.

Wealth Management

Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. Its clients benefit from the entire spectrum of UBS resources, ranging from investment management to estate planning and corporate finance advice, in addition to specific wealth management products and services.

Wealth Management Americas

Wealth Management Americas provides advice-based solutions and banking services through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US business, the domestic Canadian business and international business booked in the US.

Retail & Corporate

Retail & Corporate maintains a leading position across retail, corporate and institutional client segments in Switzerland and constitutes a central building block of UBS Switzerland’s pre-eminent universal bank model. It provides comprehensive financial products and services embedded in a true multi-channel experience, offering clients convenient access. It continues to enhance the range of life-cycle products and services offered to clients, while pursuing additional growth in advisory and execution services.

Global Asset Management

Global Asset Management is a large-scale asset manager with diversified businesses across investment capabilities, regions and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currencies, hedge funds, real estate, infrastructure and private equity that can also be combined into multi-asset strategies. The fund services unit provides professional services including fund set-up, accounting and reporting for both traditional investment funds and alternative funds.

Investment Bank

The Investment Bank provides corporate, institutional and wealth management clients with expert advice, innovative financial solutions, outstanding execution and comprehensive access to the world’s capital markets. It offers financial advisory and capital markets, research, equities, foreign exchange, precious metals and tailored fixed income services in rates and credit through its two business units, Corporate Client Solutions and Investor Client Services. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities.

Corporate Center

The Corporate Center comprises Corporate Center – Core Functions and Corporate Center – Non-core and Legacy Portfolio. Corporate Center – Core Functions provides Group-wide control functions including finance, risk control (including compliance) and legal. In addition, it provides all logistics and support functions, including operations, information technology, human resources, corporate development, regulatory relations and strategic initiatives, communications and branding, corporate real estate and administrative services, procurement, physical security, information security, offshoring and treasury services such as funding, balance sheet and capital management. Corporate Center – Core Functions allocates most of its treasury income, operating expenses and personnel associated with the abovementioned activities to the businesses. Corporate Center – Non-core and Legacy Portfolio comprises the non-core businesses and legacy positions previously part of the Investment Bank.

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UBS Group Management report

Regulatory and legal developments and financial reporting changes

Regulatory and legal developments and financial reporting changes

Regulatory and legal developments

Creation of Group Holding Company

We have announced that we intend to establish a group holding company through a share for share exchange offer, which will commence later this year, subject to regulatory approvals. The establishment of a group holding company is intended, along with other measures we have already announced, to substantially improve the resolvability of UBS. We anticipate that these measures will allow UBS to qualify for a capital rebate under the Swiss “too-big-to-fail” requirements. This rebate would result in lower overall capital requirements for UBS.

Swiss Federal Council approves revisions to Banking Ordinance and announces changes to Capital Adequacy Ordinance

In April 2014, the Swiss Federal Council approved a revised Banking Ordinance, implementing the new accounting legislation and regulations regarding unclaimed assets adopted by the Swiss parliament in March 2013. The revised Banking Ordinance will come into force on 1 January 2015. In addition, the Swiss Federal Council announced changes to the Capital Adequacy Ordinance. A notable change relates to the definition of the Swiss systemically relevant banks (SRB) leverage ratio denominator (LRD), which must follow Bank for International Settlements (BIS) requirements. This change will become effective 1 January 2015, with a one-year transition period under which the current SRB definition may still be used. Our current expectation is that post optimization, the resulting increase in the LRD will not be significant. The definition will result in a slight increase in our LRD. However, the definition of the leverage ratio numerator remains unchanged and will not be aligned with BIS requirements. UBS is currently evaluating implementation including the optional transition period.

Initiative against “mass immigration” accepted in Switzerland

In February 2014, Swiss cantons and voters accepted an initiative against “mass immigration.” The new constitutional provisions require that residence permits for foreign nationals be restricted using quantitative limits and quotas. These limits and quotas will apply to all permits covered by legislation on foreign nationals, including cross-border commuters, and businesses must give Swiss nationals priority when hiring staff. The Swiss Federal Council announced that a legislative text will be proposed by the end of 2014, while final ratification of the legislative transformation must take place within the next three years. The extent to which UBS could be impacted, such as in its recruitment of foreign nationals in Switzerland or due to effects on Swiss corporate clients and the Swiss economy, will depend on the final implementation of the initiative in Swiss law and any possible European Union (EU) reaction.

European Commission issues proposal on structural reform of banks

In January 2014, the European Commission (EC) issued a proposed regulation on “Structural measures improving the resilience of EU credit institutions.” The proposal includes two main measures: (i) a ban on proprietary trading and investments in hedge funds and (ii) an additional potential separation of certain trading activities, including market-making, “risky securitization” and complex derivatives, which will not be mandatory, but rather based on supervisory discretion. Overall, there is a material degree of supervisory discretion in the application of the proposed requirements, particularly in relation to the separation of trading and investment banking activities. Potential derogations from the separation requirements are available for jurisdictions with equivalent legislation. Furthermore, the European Parliament and Council of the EU have yet to indicate their view on this topic, and changes to the proposals during the political negotiations are likely. In light of this, it is unclear at this stage whether, and to what extent, certain UBS branches and entities, in particular UBS AG London branch and UBS Limited, will be impacted.

Agreement reached on Single Resolution Mechanism

In March 2014, the European Parliament and Council of the EU reached preliminary political agreement on the Single Resolution Mechanism (SRM). In April 2014, the plenary vote of the European Parliament confirmed this agreement. Key elements of the SRM include the establishment of a Single Resolution Board and a Single Resolution Fund (SRF). Significant banks that are subject to direct European Central Bank (ECB) supervision under the Single Supervisory Mechanism (SSM) and cross-border banks will be resolved by the Single Resolution Board. The SRM is expected to enter into force on 1 January 2015, at which time the Single Resolution Board will be fully operational, while the resolution function of the SRM and the bail-in tool would apply as of 1 January 2016, in line with the EU Bank Recovery and Resolution Directive (BRRD). UBS Luxembourg SA will be subject to direct ECB supervision under the SSM, as set out in the ECB’s announcement of the comprehensive assessment, meaning it is subject to the ECB’s supervisory risk assessment, asset quality review and stress test. It would be subject to resolution by the Single Resolution Board should resolution prove necessary. It is expected that UBS’s other EU entities would be resolved by national resolution authorities.

OECD presents a Common Reporting Standard for automatic information exchange in tax matters

The new Common Reporting Standard (CRS), presented in February 2014, draws on previous work by the Organization for Economic Cooperation and Development (OECD) and the intergovernmental approach to implementing the US Foreign Account Tax Compliance Act (FATCA).

As the CRS is largely modeled on the US FATCA Model 1 Intergovernmental Agreement, leveraging existing compliance systems should be possible. However, the scope and type of the data to be exchanged are much wider and the volume of reporting is expected to be substantially higher under the CRS. According to the OECD, the automatic exchange of information on tax matters should start by the end of 2015 or early 2016. The extent to

8

UBS Group

which UBS will be affected will depend on the commentary on the standard and technical solutions to implement the information exchanges, to be released by the OECD by mid-2014.

Agreement reached on MiFID II/MiFIR

In January 2014, a preliminary political agreement was reached on the review of the Markets in Financial Instruments Directive and Regulation package (MiFID II/MiFIR). In April 2014, the plenary vote of the European Parliament confirmed this agreement. This package introduces a wide set of reforms, including in respect of third-country access to European Economic Area (EEA) markets, new rules regarding market infrastructure and a sharpened set of investor protection rules, such as those related to inducements and tape recordings. The MiFID II/MiFIR package is expected to apply from the end of 2016 or early 2017. It is currently too early to assess its impact on UBS.

UK regulator outlines new rules on supervising international banks

In February 2014, the UK Prudential Regulation Authority (PRA) publicly consulted on its approach to supervising international banks, with particular focus on UK branches of non-EEA banks (“non-EEA branches”). The PRA’s proposed approach, which applies to both new and existing branches, is centered on an assessment of: (i) the equivalence of the home state’s supervision of the whole firm, (ii) the branch’s UK activities and (iii) the level of assurance the PRA gains from the home state supervisor (HSS) over resolution. The PRA states that it will permit non-EEA branches to undertake retail banking activities beyond de minimis levels only if there is a very high degree of assurance from the HSS over resolution. The PRA also expects new non-EEA branches to focus on wholesale banking and to do so at a level that is not critical to the UK economy. The proposals potentially impact the scope of business that could be undertaken by UBS AG London branch. However, it is currently not possible to assess the impact as the proposals leave significant scope for supervisory discretion and the final outcome is dependent on the PRA’s assessment of the Swiss supervisory and resolution authorities.

Business and operating model of UBS Limited under review

In response to regulatory developments and in consultation with the UK and Swiss regulators, the business and operating model of UBS Limited, our UK bank subsidiary, and its relationship with UBS AG, are currently being reviewed. During the second quarter of 2014, we expect to commence the implementation of a revised business and operating model, including changes to the company’s risk profile, to the effect that UBS Limited will bear and retain a greater degree of the risk and reward of its business activities. UBS AG will increase the capitalization of UBS Limited to enable UBS Limited to comply with regulatory requirements given the changed risk profile.

US regulators approve enhanced leverage ratio requirement

US regulators approved a final enhanced supplementary leverage ratio requirement for US top-tier bank holding companies (BHC)

with more than USD 700 billion in consolidated assets or USD 10 trillion in assets under custody, currently the eight largest US banks. Under the new rule, BHC are required to maintain a tier 1 capital leverage buffer of at least 2% above the Basel III minimum supplementary leverage ratio requirement of 3%, for a total of 5% (6% for insured depository institutions). UBS is not subject to this requirement.

Financial reporting changes

Operating income

In the first quarter of 2014, we amended our management discussion and analysis of operating income for Wealth Management, Wealth Management Americas and Retail & Corporate. We now disclose “recurring net fee income,” which is part of total net fee and commission income in the UBS Group financial statements, as a separate line in the business division reporting tables. This includes fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account keeping fees, which are generated on the respective business division’s client assets. The non-recurring portion of the net fee and commission income for these business divisions, which mainly consists of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, is now presented together with net trading income as “transaction-based income.” With these changes, we aim to enhance the transparency of operating income disclosure for our client asset-gathering businesses.

In addition, we have added a tabular disclosure in the “Group performance” section with the operating income breakdown for Wealth Management, Wealth Management Americas and Retail & Corporate, as well as specific commentary on the new operating income lines of recurring net fee income and transaction-based income for these business divisions.

Refinement to the allocation of operating costs for internal services

To further enhance cost discipline and strengthen our efforts to reduce our underlying cost base, beginning this quarter, we have refined the way that operating costs for internal services are allocated from Corporate Center – Core Functions to the business divisions and Corporate Center – Non-core and Legacy Portfolio. Under this refinement, each year, as part of the annual business planning cycle, Corporate Center – Core Functions agrees with the business divisions and Non-core and Legacy Portfolio cost allocations for services at fixed amounts or at variable amounts based on formulas, depending on capital and service consumption levels as well as the nature of the services performed. These pre-agreed cost allocations are designed with the expectation that Corporate Center – Core Functions recovers its costs, without a mark-up. Because actual costs incurred may differ from those expected, however, Corporate Center – Core Functions may recognize significant under- or over-allocations depending on various factors, including Corporate Center – Core Functions’ ability to manage the delivery

9

Regulatory and legal developments and financial reporting changes of its services and achieve cost savings. Each year these cost allocations will be reset, taking account of the prior year’s experience and plans for the forthcoming period. We expect the refined approach to strengthen the effectiveness and efficiency of the services performed by Corporate Center – Core Functions, and in particular to facilitate the achievement of cost savings, by better aligning cost accountability with the management of these services. Prior periods have not been adjusted for this refinement.

Changes to key performance indicators (KPI) in 2014

In the first quarter of 2014, we made certain changes to our KPI framework to further enhance its relevance by reclassifying certain KPI to “Additional information,” or redefining them to focus on our specific wealth management or retail businesses.

“Return on risk-weighted assets, gross (%)” for the Group is now reported as “Additional information” rather than as a KPI, as we consider this metric less meaningful and relevant than other existing KPI in measuring Group performance. We also report our “Swiss SRB Basel III common equity tier 1 (CET1) capital ratio (%) (phase-in)” as “Additional information” rather than as a KPI. Our Swiss SRB Basel III CET1 capital ratio on a fully applied basis remains a KPI. At Group level, we replaced the KPI “Net new money growth (%)” with “Net new money growth for combined wealth management businesses (%),” focusing on net new money generated only by our wealth management businesses, by excluding net new money from Global Asset Management and Retail & Corporate from this measure.

“Recurring income as a % of income (%)” is no longer a Wealth Management Americas KPI, but is instead reported as “Additional information,” consistent with the way this metric is reported in Wealth Management.

We replaced our Retail & Corporate KPI “Net new business volume growth (%)” with “Net new business volume growth for retail business (%),” excluding our corporate and institutional business from this measure as its net new business volume is volatile by nature and therefore provides limited insight. The revised measure better reflects management’s view on our business. As “Additional information,” we also show “Business volume for retail business (CHF billion)” and “Net new business volume for retail business (CHF billion).” “Impaired loan portfolio as a % of total loan portfolio, gross (%)” is no longer a Retail & Corporate KPI, but is instead reported as “Additional information.”

è	Refer to the “Measurement of performance” section of our Annual Report 2013 for more information on our KPI framework

Offsetting Financial Assets and Financial Liabilities

(Amendments to IAS 32, Financial Instruments: Presentation)

On 1 January 2014, UBS adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The amended IAS 32 restricts offsetting on the balance sheet to only those arrangements in which a right of set-off exists that is unconditional and legally enforceable, in the normal course of business and in the event of the default, bankruptcy or insolvency of the Group and its relevant counterparties and for which the Group intends to either settle on a net basis, or to realize the asset and settle the liability simultaneously. The amendments also provide incremental guidance for determining when gross settlement systems result in the functional equivalent of net settlement. UBS is no longer able to offset certain derivative arrangements under the revised rules. The prior period balance sheet information as of 31 December 2013 has been restated to reflect the effects of adopting these amendments. There was no impact on total equity, net profit or earnings per share. In addition, there was no material impact on the Group’s Basel III capital, capital ratios and Swiss SRB leverage ratio.

10

UBS Group

Group performance

Net profit attributable to UBS shareholders for the first quarter of 2014 was CHF 1,054 million compared with CHF 917 million in the fourth quarter of 2013. Operating profit before tax was CHF 1,393 million compared with CHF 449 million in the prior quarter. Operating income increased by CHF 951 million, mainly due to an increase in net interest and trading income as well as due to higher other income. Operating expenses were virtually unchanged. We recorded a net tax expense of CHF 339 million compared with a net tax benefit of CHF 470 million.

Income statement

	For the quarter ended			% change from
CHF million	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Net interest income	1,572	1,546	1,481	2	6
Credit loss (expense)/recovery	28	(15)	(15)
Net interest income after credit loss expense	1,600	1,531	1,466	5	9
Net fee and commission income	4,112	4,096	4,123	0	0
Net trading income	1,357	604	2,222	125	(39)
of which: net trading income excluding own credit	1,269	698	2,403	82	(47)
of which: own credit on financial liabilities designated at fair value	88	(94)	(181)
Other income	189	75	(37)	152
Total operating income	7,258	6,307	7,775	15	(7)
Personnel expenses	3,967	3,660	4,100	8	(3)
General and administrative expenses	1,679	1,956	1,999	(14)	(16)
Depreciation and impairment of property and equipment	199	221	208	(10)	(4)
Amortization and impairment of intangible assets	20	22	20	(9)	0
Total operating expenses	5,865	5,858	6,327	0	(7)
Operating profit/(loss) before tax	1,393	449	1,447	210	(4)
Tax expense/(benefit)	339	(470)	458		(26)
Net profit/(loss)	1,054	919	989	15	7
Net profit/(loss) attributable to preferred noteholders	0	0	0
Net profit/(loss) attributable to non-controlling interests	0	2	1	(100)	(100)
Net profit/(loss) attributable to UBS shareholders	1,054	917	988	15	7

Comprehensive income
Total comprehensive income	1,448	366	1,560	296	(7)
Total comprehensive income attributable to preferred noteholders	(16)	(13)	57	23
Total comprehensive income attributable to non-controlling interests	(1)	2	1
Total comprehensive income attributable to UBS shareholders	1,465	376	1,503	290	(3)

11

Group performance

Adjusted results1, 2

	For the quarter ended 31.3.14
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Invest- ment Bank	CC – Core Functions[3]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	1,943	1,661	932	451	2,190	51	29	7,258
of which: own credit on financial liabilities designated at fair value[4]						88		88
of which: gains on sales of real estate						23		23
Operating income (adjusted)	1,943	1,661	932	451	2,190	(60)	29	7,147

Operating expenses as reported	1,325	1,419	547	329	1,765	227	254	5,865
of which: personnel-related restructuring charges[5]	25	7	10	3	82	2	5	133
of which: other restructuring charges[5]	15	3	5	1	42	0	4	71
Operating expenses (adjusted)	1,285	1,409	532	325	1,641	225	245	5,661

Operating profit/(loss) before tax as reported	619	242	386	122	425	(176)	(225)	1,393
Operating profit/(loss) before tax (adjusted)	659	252	401	126	549	(285)	(216)	1,486

	For the quarter ended 31.12.13
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Core Functions[3]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	1,859	1,669	931	482	1,861	(365)	(130)	6,307
of which: own credit on financial liabilities designated at fair value[4]						(94)		(94)
of which: gains on sales of real estate						61		61
of which: net loss related to the buyback of debt in a public tender offer						(75)		(75)
Operating income (adjusted)	1,859	1,669	931	482	1,861	(257)	(130)	6,415

Operating expenses as reported	1,389	1,439	599	352	1,563	200	317	5,858
of which: personnel-related restructuring charges[5]	13	5	5	1	12	(6)	9	40
of which: other restructuring charges[5]	28	22	6	12	77	(1)	15	158
Operating expenses (adjusted)	1,348	1,413	587	339	1,474	207	293	5,660

Operating profit/(loss) before tax as reported	471	230	332	130	297	(565)	(446)	449
Operating profit/(loss) before tax (adjusted)	512	256	344	143	386	(464)	(422)	755

	For the quarter ended 31.3.13
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Core Functions[3]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	1,913	1,579	919	517	2,783	(441)	504	7,775
of which: own credit on financial liabilities designated at fair value[4]						(181)		(181)
of which: net loss related to the buyback of debt in a public tender offer						(119)	27	(92)
of which: gain on sale of Global AM’s Canadian domestic business				34				34
of which: net gain on sale of remaining proprietary trading business					55	(24)[6]		31
Operating income (adjusted)	1,913	1,579	919	483	2,728	(117)	477	7,983

Operating expenses as reported	1,250	1,384	572	327	1,806	239	749	6,327
of which: personnel-related restructuring charges[5]	3	1	2	(2)	(26)	(1)	10	(14)
of which: other restructuring charges[5]	22	9	13	6	32	(1)	179	260
Operating expenses (adjusted)	1,224	1,374	557	323	1,800	242	561	6,081

Operating profit/(loss) before tax as reported	664	195	347	190	977	(680)	(245)	1,447
Operating profit/(loss) before tax (adjusted)	690	205	362	160	928	(359)	(84)	1,901

1  Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    3  Corporate Center – Core Functions operating expenses presented in this table are after service allocations to business divisions and Corporate Center – Non-core and Legacy Portfolio.    4  Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    5  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for more information.    6  Reflects a foreign currency translation loss.

12

UBS Group

Performance: 1Q14 vs 4Q13

Operating profit before tax was CHF 1,393 million compared with CHF 449 million in the prior quarter, primarily reflecting an increase of CHF 951 million in operating income while operating expenses were virtually unchanged.

In addition to reporting our results in accordance with IFRS, we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For the first quarter of 2014, the items we excluded were an own credit gain of CHF 88 million, gains on sales of real estate of CHF 23 million and net restructuring charges of CHF 204 million. For the fourth quarter of 2013, the items we excluded were an own credit loss of CHF 94 million, gains on sales of real estate of CHF 61 million, a loss related to the buyback of debt in a public tender offer of CHF 75 million and net restructuring charges of CHF 198 million.

On this adjusted basis, profit before tax was CHF 1,486 million compared with CHF 755 million in the prior quarter.

Adjusted operating income increased by CHF 732 million to CHF 7,147 million, reflecting an increase of CHF 597 million in adjusted net interest and trading income as well as CHF 77 million higher adjusted other income.

Adjusted operating expenses were virtually unchanged at CHF 5,661 million, reflecting an increase of CHF 214 million in personnel expenses and CHF 114 million higher charges for provisions for litigation, regulatory and similar matters, offset by a reduction of CHF 328 million in other non-personnel expenses.

Operating income: 1Q14 vs 4Q13

Total operating income was CHF 7,258 million compared with CHF 6,307 million. On an adjusted basis, total operating income increased by CHF 732 million to CHF 7,147 million, mainly due to an increase of CHF 597 million in adjusted net interest and trading income, largely in the Investment Bank and in Corporate Center, both in Core Functions and in Non-core and Legacy Portfolio. Adjusted other income increased by CHF 77 million, partly reflecting increased revenues related to associates as well as from financial investments available-for-sale. Net fee and commission income increased by CHF 16 million as higher net brokerage fees and investment fund fees were largely offset by lower merger and acquisition and corporate finance fees as well as lower equity underwriting fees.

Net interest and trading income

Net interest and trading income increased by CHF 779 million to CHF 2,929 million. The first quarter of 2014 included an own credit gain on financial liabilities designated at fair value of CHF 88 million, primarily as life-to-date own credit losses partially reversed due to time decay, partly offset by the impact of a marginal tightening of our funding spreads over the quarter. The prior quarter included an own credit loss on financial liabilities of CHF 94 million. Excluding the effect of own credit, adjusted net interest and trading income increased by CHF 597 million to CHF 2,841 million, mainly as a result of increases in the Investment Bank and in Corporate Center, both in Core Functions and in Non-core and Legacy Portfolio.

Net interest and trading income

	For the quarter ended			% change from
CHF million	31.3.14	31.12.13	31.3.13	4Q13	1Q13

Net interest and trading income
Net interest income	1,572	1,546	1,481	2	6
Net trading income	1,357	604	2,222	125	(39)
Total net interest and trading income	2,929	2,150	3,703	36	(21)

Wealth Management	671	697	727	(4)	(8)
Wealth Management Americas	324	340	307	(5)	6
Retail & Corporate	602	628	609	(4)	(1)
Global Asset Management	(1)	4	6
Investment Bank	1,257	954	1,833	32	(31)
of which: Corporate Client Solutions	254	173	498	47	(49)
of which: Investor Client Services	1,003	781	1,335	28	(25)
Corporate Center	76	(472)	223		(66)
of which: Core Functions	65	(313)	(276)
of which: own credit on financial liabilities designated at fair value	88	(94)	(181)
of which: Non-core and Legacy Portfolio	12	(159)	499		(98)
Total net interest and trading income	2,929	2,150	3,703	36	(21)

13

Group performance

In Wealth Management, net interest and trading income decreased by CHF 26 million. Net interest income decreased by CHF 17 million to CHF 496 million, mainly reflecting lower allocated revenues from Group Treasury. In addition, costs related to the multi-currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury increased. Furthermore, net interest income from client deposits declined, partly reflecting the adverse effect of the ongoing low interest rate environment on income from our replicating portfolios, although the rate of decline slowed from prior quarters. These factors were partly offset by higher net interest income from Lombard loans, mainly in Asia Pacific. Net trading income decreased by CHF 9 million to CHF 175 million.

In Wealth Management Americas, net interest and trading income decreased by CHF 16 million, reflecting a CHF 26 million decrease in net interest income due to lower income from the available-for-sale portfolio transferred to Group Treasury in 2013, mainly due to decreases related to future cash flow estimates that resulted in a lower amortized cost base for this portfolio. Net trading income increased by CHF 10 million to CHF 101 million.

In Retail & Corporate, net interest and trading income decreased by CHF 26 million. Net interest income decreased by CHF 17 million, mainly due to lower allocated revenues from Group Treasury. The deposit margin declined despite selective pricing adjustments as the ongoing low interest rate environment continued to have an adverse effect, although the rate of decline slowed from prior quarters. The increase in average client deposit volumes had a positive impact on interest income, while average loan volumes decreased slightly. The loan margin remained stable. Net trading income decreased by CHF 8 million.

In the Investment Bank, net interest and trading income increased by CHF 303 million. Corporate Client Solutions net interest and trading income increased by CHF 81 million, as risk management revenues improved mainly due to the positive effect of widening credit spreads during the quarter. Debt capital markets revenues also increased, due to higher revenues from both investment grade and leveraged finance as market activity levels improved. Investor Client Services net interest and trading income increased by CHF 222 million. In equities, net interest and trading income was CHF 589 million compared with CHF 472 million in the prior quarter, primarily due to higher derivatives revenues which benefited from higher market activity levels and a stronger trading performance, particularly in Europe, Middle East and Africa as well as Asia Pacific. Financing services revenues also increased across equity finance, prime brokerage and clearing and execution, mainly as a result of higher trading revenues and financing balances. In foreign exchange, rates and credit, net interest and trading revenues increased by CHF 105 million. Foreign exchange revenues increased, mainly due to higher revenues from our foreign exchange options and emerging market short-term interest rate businesses, stemming from improved market liquidity and higher client activity levels. Rates and credit revenues increased, mainly due to improved trading revenues in both the solutions and flow businesses.

Corporate Center – Core Functions net interest and trading income, excluding the effect of own credit, increased by CHF 196 million, mainly due to CHF 104 million lower losses from cross-currency basis swaps which are held as economic hedges. In addition, the first quarter of 2014 included a gain of CHF 49 million related to our macro cash flow hedges compared with a loss of CHF 10 million in the prior quarter.

In Corporate Center – Non-core and Legacy Portfolio, net interest and trading income increased by CHF 171 million. Non-core net interest and trading income increased by CHF 143 million, mainly as debit valuation adjustments improved to negative CHF 19 million from negative CHF 68 million. Furthermore, the first quarter of 2014 included lower losses from unwind and novation activities. Legacy Portfolio net interest and trading income increased by CHF 28 million, mainly as the prior quarter included a charge of CHF 34 million relating to tax obligations of the SNB StabFund.

è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information
è	Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information on own credit

Credit loss expense/recovery

We recorded net credit loss recoveries of CHF 28 million compared with net credit loss expenses of CHF 15 million in the prior quarter.

Credit loss (expense)/recovery

	For the quarter ended			% change from
CHF million	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Wealth Management	0	0	(12)		(100)
Wealth Management Americas	17	(8)	0
Retail & Corporate	12	(17)	0
Investment Bank	0	(1)	(1)	(100)	(100)
Corporate Center	0	11	(2)	(100)	(100)
of which: Non-core and Legacy Portfolio	0	11	(2)	(100)	(100)
Total	28	(15)	(15)

14

UBS Group

Wealth Management Americas recorded net credit loss recoveries of CHF 17 million compared with net expenses of CHF 8 million. The first quarter included the full release of a loan loss allowance for a single client as well as releases of loan loss allowances on securities-backed lending facilities collateralized by Puerto Rico municipal securities and related funds.

Retail & Corporate recorded net credit loss recoveries of CHF 12 million compared with net credit loss expenses of CHF 17 million. The first quarter included a recovery of CHF 2 million related to net specific credit loss allowances compared with expenses of CHF 33 million in the prior quarter, which primarily related to corporate clients. The first quarter also included a release of CHF 10 million in collective loan loss allowances due to the ongoing review of the portfolio and, to a lesser extent, a model adjustment, compared with a release of CHF 16 million in the prior quarter.

In Non-core and Legacy Portfolio, credit losses were zero compared with net credit loss recoveries of CHF 11 million in the prior quarter, which mainly related to sales and redemptions of student loan auction rate securities impaired in prior periods.

è	Refer to the “Wealth Management Americas,” “Retail & Corporate” and “Corporate Center” sections of this report for more information

Net fee and commission income

Net fee and commission income increased by CHF 16 million to CHF 4,112 million.

Net brokerage fees increased by CHF 59 million to CHF 811 million, mainly in Wealth Management, largely due to higher client activity levels, and in the Investment Bank due to improved market activity levels.

Investment fund fees increased by CHF 43 million to CHF 933 million, primarily due to higher sales-based fees in Wealth Management in line with higher client activity levels, mainly in Asia Pacific, and higher asset-based mutual fund fees in Wealth Management Americas.

Underwriting fees decreased by CHF 31 million to CHF 320 million, mainly reflecting a decrease of CHF 54 million in equity underwriting fees as the market fee pool decreased. This was partly offset by an increase of CHF 22 million in debt underwriting fees.

Portfolio management and advisory fees decreased by CHF 17 million to CHF 1,719 million, mainly in Global Asset Management, largely due to a decrease in performance fees, partly offset by an increase in Wealth Management Americas, mainly due to higher managed account fees reflecting higher average invested assets.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was CHF 189 million compared with CHF 75 million in the prior quarter.

Income from financial investments available-for-sale was CHF 39 million compared with CHF 16 million in the prior quarter, which included losses of CHF 37 million on the portfolio which was transferred from Wealth Management Americas to Group Treasury in 2013 as well as a gain of CHF 29 million resulting from the divestment of our participation in Euroclear Plc.

Income related to associates and subsidiaries was CHF 42 million compared with CHF 20 million in the prior quarter and included revenues related to the remeasurement of financial receivables due from an associate.

Other income excluding the items described above increased by CHF 69 million to CHF 108 million. Gains on sales of properties held for sale decreased to CHF 23 million from CHF 62 million. The prior quarter included a loss related to the buyback of debt in a public tender offer of CHF 75 million.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Recurring net fee and transaction-based income in Wealth Management, Wealth Management Americas and Retail & Corporate

Recurring net fee income for Wealth Management, Wealth Management Americas and Retail & Corporate includes fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account keeping fees, which are generated on the respective business division’s client assets. This is part of total net fee and commission income in the UBS Group financial statements. Transaction-based

Operating income Wealth Management, Wealth Management Americas and Retail & Corporate

	Wealth Management			Wealth Management Americas			Retail & Corporate
	For the quarter ended
CHF million	31.3.14	31.12.13	31.3.13	31.3.14	31.12.13	31.3.13	31.3.14	31.12.13	31.3.13
Net interest income	496	513	508	223	249	202	523	540	531
Recurring net fee income	897	911	856	996	982	883	144	127	130
Transaction-based income	542	423	554	421	429	493	234	256	243
Other income	9	11	8	5	17	2	19	24	14
Income	1,943	1,859	1,926	1,644	1,676	1,580	921	947	919
Credit loss (expense)/recovery	0	0	(12)	17	(8)	0	12	(17)	0
Total operating income	1,943	1,859	1,913	1,661	1,669	1,579	932	931	919

15

Group performance

income includes the non-recurring portion of the net fee and commission income for these business divisions, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with the respective divisional net trading income.

In Wealth Management, recurring net fee income decreased by CHF 14 million to CHF 897 million, mainly as lower income due to the effect on the gross margin of ongoing outflows of assets from cross-border clients was partly offset by the positive effect of mandate sales efforts during the first quarter. Transaction-based income increased by CHF 119 million to CHF 542 million, largely due to seasonally higher client activity levels across all regions, most notably in Asia Pacific, and across all products including investment funds and structured products, as well as due to higher foreign exchange-related revenues.

In Wealth Management Americas, recurring net fee income increased by CHF 14 million to CHF 996 million, mainly due to an increase in managed account fees which were calculated on increased invested asset levels at the end of the prior quarter. Transaction-based income decreased by CHF 8 million to CHF 421 million.

In Retail & Corporate, recurring net fee income increased by CHF 17 million to CHF 144 million, mainly due to a reclassification from transaction-based income of CHF 14 million reflecting certain fees related to retail bank accounts. Transaction-based income decreased by CHF 22 million to CHF 234 million, mainly due to the abovementioned income reclassification as well as lower client activity levels and allocated revenues from Group Treasury.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information on the presentation of operating income
è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Retail & Corporate” sections of this report for more information

Operating expenses: 1Q14 vs 4Q13

Total operating expenses increased by CHF 7 million to CHF 5,865 million. Restructuring charges were CHF 204 million compared with CHF 198 million in the prior quarter. Personnel-related restructuring charges increased by CHF 93 million to CHF 133 million, while non-personnel-related restructuring charges decreased by CHF 87 million to CHF 71 million.

On an adjusted basis excluding restructuring charges, total operating expenses were virtually unchanged at CHF 5,661 million,

Operating expenses

	For the quarter ended			% change from
CHF million	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Personnel expenses (adjusted)[1]
Salaries	1,537	1,491	1,649	3	(7)
Total variable compensation	852	750	1,057	14	(19)
of which: relating to current year[2]	666	568	759	17	(12)
of which: relating to prior years[3]	186	182	298	2	(38)
Wealth Management Americas: Financial advisor compensation[4]	790	778	776	2	2
Other personnel expenses[5]	657	602	632	9	4
Total personnel expenses (adjusted)[1]	3,834	3,620	4,114	6	(7)
Non-personnel expenses (adjusted)[1]
Provisions for litigation, regulatory and similar matters	193	79	378	144	(49)
Other non-personnel expenses[6]	1,634	1,962	1,589	(17)	3
Total non-personnel expenses (adjusted)[1]	1,827	2,040	1,967	(10)	(7)
Adjusting items	204	198	246	3	(17)
of which: personnel-related restructuring charges	133	40	(14)	233
of which: other restructuring charges	71	158	260	(55)	(73)
Total operating expenses as reported	5,865	5,858	6,327	0	(7)

1  Excluding adjusting items.    2   Includes expenses relating to performance awards and other variable compensation for the respective performance year.    3  Consists of amortization of prior years’ awards relating to performance awards and other variable compensation.    4   Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements.    5  Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information.    6   Includes general and administrative expenses (excluding charges for provisions for litigation, regulatory and similar matters) as well as depreciation and impairment of property and equipment and amortization and impairment of intangible assets.

16

UBS Group

as an increase of CHF 214 million in personnel expenses and CHF 114 million higher charges for provisions for litigation, regulatory and similar matters were offset by a decrease of CHF 328 million in other non-personnel expenses.

è	Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for more information on restructuring charges

Personnel expenses

Personnel expenses increased by CHF 307 million to CHF 3,967 million. The first quarter of 2014 included CHF 133 million in personnel-related restructuring charges compared with CHF 40 million in the prior quarter. On an adjusted basis excluding restructuring charges, personnel expenses increased by CHF 214 million to CHF 3,834 million.

Expenses for salaries, excluding the effects of restructuring, increased by CHF 46 million, largely due to expenses for untaken vacation accruals compared with a release of accruals in the prior quarter.

Excluding the effects of restructuring, total variable compensation expenses increased by CHF 102 million, mainly due to higher expenses for performance awards, partly offset by lower severance expenses. Charges for the amortization of deferred compensation awards from prior years increased slightly to CHF 186 million from CHF 182 million, reflecting increased amortization expenses, largely offset by the effect of a release of prior year compensation accruals.

Financial advisor compensation in Wealth Management Americas increased by CHF 12 million.

Other personnel expenses increased by CHF 55 million on an adjusted basis, mainly due to higher charges for social security, partly offset by lower expenses for pension and other post-employment benefits plans and for training and recruitment.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by CHF 277 million to CHF 1,679 million. On an adjusted basis, excluding net restructuring charges of CHF 63 million in the first quarter of 2014 compared with CHF 136 million in the prior quarter, general and administrative expenses decreased by CHF 204 million.

Net charges for provisions for litigation, regulatory and similar matters increased by CHF 114 million to CHF 193 million. In view of the current regulatory and political climate affecting financial institutions, and because we continue to be exposed to a number of significant claims and regulatory matters, we expect charges associated with litigation, regulatory and similar matters to remain at elevated levels through 2014.

Administration expenses, excluding the effects of restructuring, decreased by CHF 155 million, mainly as the prior quarter included a net charge of CHF 128 million for the annual UK bank levy.

Marketing and public relations expenses decreased by CHF 61 million, mainly due to seasonally lower advertising costs and costs related to sponsoring.

Professional fees, excluding the effects of restructuring, decreased by CHF 61 million, mainly due to lower consulting and audit fees.

Travel and entertainment and outsourcing of information technology and other services, excluding the effects of restructuring, decreased by CHF 29 million and CHF 15 million, respectively, partly related to seasonality.

è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information
è	Refer to “Note 14 Provisions and contingent liabilities” in the “Financial information” section of this report for more information

Depreciation, impairment and amortization

Depreciation and impairment of property and equipment was CHF 199 million compared with CHF 221 million in the prior quarter, mainly as restructuring-related charges decreased to CHF 7 million from CHF 22 million.

Amortization and impairment of intangible assets was CHF 20 million compared with CHF 22 million in the prior quarter.

Tax: 1Q14 vs 4Q13

We recognized a net income tax expense of CHF 339 million for the first quarter of 2014 compared with a net tax benefit of CHF 470 million in the prior quarter. The first quarter net expense included a deferred tax expense of CHF 234 million in respect of the amortization of deferred tax assets previously recognized in relation to tax losses carried forward to reflect their offset against Swiss taxable profits for the quarter. In addition, it included net tax expenses of CHF 146 million in respect of taxable profits primarily relating to branches and subsidiaries outside of Switzerland. This was partly offset by a decrease in tax provisions of CHF 41 million in respect of tax matters which are now resolved.

The fourth quarter net benefit primarily reflected an increase in recognized deferred tax assets following a reassessment in connection with our annual business planning process.

In 2014, we expect the tax rate to be in the range of 20% to 25%, excluding any impact from deferred tax asset reassessments. Consistent with past practice, we expect to revalue our deferred tax assets in the second half of 2014 based on a

17

Group performance

reassessment of future profitability taking into account updated business plan forecasts. The full year tax rate could change significantly as a result of this reassessment.

è	Refer to “Note 8 Income taxes” in the “Financial information” section of this report for more information

Total comprehensive income attributable to UBS shareholders: 1Q14 vs 4Q13

Total comprehensive income attributable to UBS shareholders was CHF 1,465 million compared with CHF 376 million in the prior quarter. Net profit attributable to UBS shareholders was CHF 1,054 million compared with CHF 917 million. Other comprehensive income (OCI) attributable to UBS shareholders was positive CHF 411 million compared with negative CHF 541 million.

OCI in the first quarter included positive cash flow hedge OCI of CHF 210 million (net of tax) compared with negative CHF 294 million in the prior quarter, mainly reflecting decreases in long-term interest rates across all major currencies.

OCI on defined benefit plans (net of tax) was positive CHF 344 million compared with negative CHF 39 million in the prior quarter. A pre-tax OCI gain of CHF 544 million was recorded for the Swiss pension plan, which was primarily due to the reversal of the asset ceiling effect, resulting in a gain of CHF 808 million, partly offset by an increase in the defined benefit obligation resulting from a decrease in the applicable discount rate. Net pre-tax OCI on non-Swiss pension plans amounted to a loss of CHF 90 million.

OCI associated with financial investments available-for-sale was positive CHF 31 million (net of tax) compared with negative CHF 20 million in the prior quarter, mainly due to net unrealized gains as a result of decreases in long-term interest rates.

These increases in OCI were partly offset by foreign currency translation losses of CHF 174 million (net of tax), primarily related to a weakening of the US dollar against the Swiss franc, compared with losses of CHF 182 million in the prior quarter.

è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information
è	Refer to “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of our Annual Report 2013 for more information

Net profit attributable to preferred noteholders: 1Q14 vs 4Q13

Net profit attributable to preferred noteholders was zero in both quarters.

We expect net profit attributable to preferred noteholders to be approximately CHF 110 million in 2014, all of which is expected to be recorded in the second quarter. For 2015, we also expect net profit attributable to preferred noteholders to be approximately CHF 110 million and for 2016 we expect it to be approximately CHF 85 million.

Performance by reporting segment: 1Q14 vs 4Q13

Management’s discussion and analysis by reporting segment is provided in the “UBS business divisions and Corporate Center” section of this report.

Key figures and personnel: 1Q14 vs 4Q13

Cost/income ratio

The cost/income ratio improved to 81.1% in the first quarter of 2014 compared with 92.7% in the prior quarter. On an adjusted basis, the cost/income ratio improved to 79.5% from 88.0%.

Risk-weighted assets

Our phase-in Basel III risk-weighted assets (RWA) increased by CHF 1.3 billion to CHF 229.9 billion, mainly due to a CHF 3.5 billion increase in operational risk RWA and a CHF 1.8 billion increase in market risk RWA, partly offset by a CHF 4.3 billion reduction in credit risk RWA. Incremental operational risk RWA calculated by FINMA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA increased by CHF 2.0 billion to CHF 24.5 billion as of 31 March 2014. Additionally, the increase in operational risk RWA resulted from a higher capital requirement based on the advanced measurement approach (AMA) model output using the latest FIN-MA-approved model parameters. The CHF 1.8 billion increase in market risk RWA was driven by a CHF 0.9 billion increase in incremental risk charge-related RWA and CHF 1.2 billion higher RWA related to securitizations/re-securitizations in the trading book. The CHF 4.3 billion reduction in credit risk RWA was mainly due to lower

18

UBS Group

RWA related to Corporates and Other exposure segments, partly offset by higher RWA related to Retail exposures.

è

Refer to the discussions of “Corporate Center – Non-core and Legacy Portfolio” and “Capital management” in the “Risk and treasury management” section of this report for more information on risk-weighted assets

Net new money

In Wealth Management, net new money was CHF 10.9 billion and included one large outflow in Europe which was almost entirely offset by two asset reclassifications from service level upgrades, one in Switzerland of CHF 2.9 billion and one in Europe of CHF 1.7 billion. Excluding these effects, all regions reported net new money inflows, with Asia Pacific and emerging markets as the main contributors. Net inflows in Europe, excluding the aforementioned large items, primarily reflected positive net new money in domestic locations, partly offset by ongoing cross-border asset outflows. On a global basis, net new money from ultra high net worth clients was CHF 7.4 billion compared with CHF 8.5 billion of net inflows in the prior quarter.

In Wealth Management Americas, net new money totaled CHF 1.9 billion or USD 2.1 billion compared with CHF 4.4 billion or USD 4.9 billion in the prior quarter and decreased primarily due to lower inflows from recruited financial advisors and higher outflows from financial advisor attrition, partly offset by higher net inflows from financial advisors employed with UBS for more than one year.

In Global Asset Management, total net new money inflows were CHF 9.6 billion compared with net outflows of CHF 7.3 billion in the prior quarter. Excluding money market flows, net inflows were CHF 13.0 billion compared with net outflows of CHF

4.6 billion in the prior quarter. From third parties, net inflows were CHF 9.0 billion compared with net outflows of CHF 1.5 billion and were mainly into equities, fixed income, real estate and multi-asset. From clients of UBS’s wealth management businesses, net inflows were CHF 4.0 billion compared with net outflows of CHF 3.2 billion in the prior quarter. Money market net outflows were CHF 3.4 billion compared with CHF 2.7 billion.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Global Asset Management” sections of this report for more information

Invested assets

In Wealth Management, invested assets increased by CHF 13 billion to CHF 899 billion as of 31 March 2014, including net new money inflows of CHF 11 billion and positive market performance of CHF 9 billion, partly offset by negative currency translation effects of CHF 4 billion and CHF 2 billion of net reclassifications due to changes in service levels that did not affect net new money.

In Wealth Management Americas, invested assets increased by CHF 7 billion to CHF 872 billion. In US dollar terms, invested assets increased by USD 17 billion to USD 987 billion, reflecting positive market performance of USD 15 billion as well as net new money inflows of USD 2 billion.

In Global Asset Management, invested assets were CHF 596 billion as of 31 March 2014 compared with CHF 583 billion as of 31 December 2013. Net new money inflows of CHF 10 billion and positive market performance of CHF 6 billion were partly offset by negative currency translation effects of CHF 3 billion.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Global Asset Management” sections of this report for more information

Net new money

			For the quarter ended
CHF billion			31.3.14	31.12.13	31.3.13
Wealth Management			10.9	5.8	15.0
Wealth Management Americas			1.9	4.4	8.6
Global Asset Management			9.6	(7.3)	(3.1)
of which: non-money market flows			13.0	(4.6)	5.1
of which: money market flows			(3.4)	(2.7)	(8.2)
Invested assets
	As of			% change from
CHF billion	31.3.14	31.12.13	31.3.13	31.12.13	31.3.13
Wealth Management	899	886	870	1	3
Wealth Management Americas	872	865	845	1	3
Global Asset Management	596	583	599	2	(1)

19

Group performance

Personnel by business division and Corporate Center
		As of		% change from
Full-time equivalents	31.3.14	31.12.13	31.3.13	31.12.13	31.3.13
Wealth Management	16,642	16,414	16,512	1	1
Wealth Management Americas	16,356	16,344	16,273	0	1
Retail & Corporate	9,240	9,463	9,652	(2)	(4)
Global Asset Management	3,730	3,729	3,801	0	(2)
Investment Bank	11,860	11,615	12,544	2	(5)
Corporate Center	2,497	2,640	3,000	(5)	(17)
of which: Core Functions	951	1,055	1,092	(10)	(13)
of which: Non-core and Legacy Portfolio	1,546	1,585	1,908	(2)	(19)
Total	60,326	60,205	61,782	0	(2)
of which: Corporate Center personnel (before allocations)[1]	23,984	24,082	25,361	0	(5)

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports (for example, due to adjustments following organizational changes).

Personnel by region

		As of		% change from
Full-time equivalents	31.3.14	31.12.13	31.3.13	31.12.13	31.3.13
Americas	21,265	21,317	21,802	0	(2)
of which: USA	19,972	20,037	20,504	0	(3)
Asia Pacific	7,313	7,116	7,277	3	0
Europe, Middle East and Africa	10,190	10,052	10,473	1	(3)
of which: UK	5,600	5,595	6,081	0	(8)
of which: Rest of Europe	4,433	4,303	4,234	3	5
of which: Middle East and Africa	158	153	158	3	0
Switzerland	21,558	21,720	22,229	(1)	(3)
Total	60,326	60,205	61,782	0	(2)

Personnel

We employed 60,326 personnel as of 31 March 2014, an increase of 121 compared with 60,205 personnel as of 31 December 2013. Personnel in the Investment Bank increased by 245, mainly due to increased front office personnel as well as an increase in personnel allocated from Corporate Center shared services units. Wealth Management personnel increased by 228 and Retail & Corporate personnel declined by 223, both mainly due to changes to allocations of Corporate Center shared services units’ personnel.

è	Refer to the discussions of personnel in the “UBS business divisions and Corporate Center” section of this report for more information

Performance: 1Q14 vs 1Q13

Net profit attributable to UBS shareholders was CHF 1,054 million in the first quarter of 2014 compared with CHF 988 million in the same quarter a year earlier. Operating profit before tax was CHF 1,393 million compared with CHF 1,447 million.

For the first quarter of 2014, adjusting items were an own credit gain of CHF 88 million, gains on sales of real estate of CHF 23 million and net restructuring charges of CHF 204 million. For the first quarter of 2013, adjusting items were an own credit loss of CHF 181 million, a net loss related to the buyback of debt in a public tender offer of CHF 92 million, a gain on the sale of Global Asset Management’s Canadian domestic business of CHF 34 million, a net gain on the sale of our remaining proprietary trading business of CHF 31 million and net restructuring charges of CHF 246 million.

On an adjusted basis, profit before tax decreased by CHF 415 million to CHF 1,486 million, largely due to a decline of CHF 836 million in operating income, partly offset by a decline of CHF 420 million in operating expenses.

Adjusted operating income was CHF 7,147 million compared with CHF 7,983 million, mainly reflecting a decrease of CHF 1,016 million in adjusted net interest and trading income, largely in the Investment Bank and Non-core and Legacy Portfolio. Adjusted other income increased by CHF 149 million and net fee and commission income decreased by CHF 11 million.

Adjusted operating expenses decreased by CHF 420 million to CHF 5,661 million, mainly due to a decline of CHF 280 million in personnel expenses, largely due to lower total variable compensation and lower salary expenses, partly offset by higher charges for social security. Furthermore, charges for provisions for litigation, regulatory and similar matters declined by CHF 185 million, which was partly offset by CHF 45 million higher other non-personnel expenses, largely due to higher professional fees and higher outsourcing of information technology and other services.

20

UBS business divisions and Corporate Center Management report

Wealth Management

Wealth Management

Profit before tax was CHF 619 million in the first quarter of 2014, an increase of CHF 148 million compared with the fourth quarter of 2013. Adjusted for restructuring charges, profit before tax increased by CHF 147 million to CHF 659 million. This reflects CHF 84 million higher operating income, largely as a result of higher transaction-based income, and a CHF 63 million decline in adjusted operating expenses, mainly as CHF 86 million higher charges for provisions for litigation, regulatory and similar matters were more than offset by lower other general and administrative expenses and lower variable compensation expenses. The gross margin on invested assets increased 2 basis points to 87 basis points. Net new money was CHF 10.9 billion compared with CHF 5.8 billion in the prior quarter.

Business division reporting1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Net interest income	496	513	508	(3)	(2)
Recurring net fee income	897	911	856	(2)	5
Transaction-based income	542	423	554	28	(2)
Other income	9	11	8	(18)	13
Income	1,943	1,859	1,926	5	1
Credit loss (expense)/recovery	0	0	(12)		(100)
Total operating income	1,943	1,859	1,913	5	2
Personnel expenses	847	875	839	(3)	1
General and administrative expenses	412	424	345	(3)	19
Services (to)/from other business divisions	17	34	19	(50)	(11)
Depreciation and impairment of property and equipment	48	53	46	(9)	4
Amortization and impairment of intangible assets	2	2	1	0	100
Total operating expenses[2]	1,325	1,389	1,250	(5)	6
Business division operating profit/(loss) before tax	619	471	664	31	(7)

Key performance indicators[3]
Pre-tax profit growth (%)	31.4	(15.1)	66.8
Cost/income ratio (%)	68.2	74.7	64.9
Net new money growth (%)	4.9	2.7	7.3
Gross margin on invested assets (bps)[4]	87	85	91	2	(4)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2   Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3   Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.    4  Excludes any effect on profit or loss from a property fund (1Q14: CHF 0 million, 4Q13: loss of CHF 3 million, 1Q13: CHF 0 million).

22

UBS business divisions and Corporate Center

Business division reporting1 (continued)

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.14	31.12.13	31.3.13	4Q13	1Q13

Additional information
Recurring income	1,392	1,425	1,364	(2)	2
Recurring income as a % of income (%)	71.6	76.7	70.8
Average attributed equity (CHF billion)[2]	3.4	3.4	3.7	0	(8)
Return on attributed equity (%)	72.8	55.4	71.8
Risk-weighted assets (fully applied, CHF billion)[3]	21.4	20.9	18.7	2	14
Risk-weighted assets (phase-in, CHF billion)[3]	21.8	21.4	19.1	2	14
Return on risk-weighted assets, gross (%)[4]	36.0	36.5	40.9
Leverage ratio denominator (phase-in, CHF billion)[5]	125.4	122.1		3
Goodwill and intangible assets (CHF billion)	1.3	1.3	1.4	0	(7)
Net new money (CHF billion)	10.9	5.8	15.0
Invested assets (CHF billion)	899	886	870	1	3
Client assets (CHF billion)	1,044	1,023	1,012	2	3
Loans, gross (CHF billion)	102.2	96.8	93.2	6	10
Due to customers (CHF billion)	186.8	189.4	186.9	(1)	0
Personnel (full-time equivalents)	16,642	16,414	16,512	1	1
Client advisors (full-time equivalents)	4,220	4,164	4,162	1	1

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2   Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4   Based on phase-in Basel III risk-weighted assets.    5  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

Regional breakdown of key figures1, 2

As of or for the quarter ended 31.3.14	Europe	Asia Pacific	Switzerland	Emerging markets		of which: ultra high net worth		of which: Global Family Office[3]
Net new money (CHF billion)	(2.2)	5.0	4.4	3.3		7.4		(2.2)
Net new money growth (%)	(2.5)[4]	9.2	11.0	8.7	[4]	7.1		(14.4)
Invested assets (CHF billion)	346	223	166	154		424		60
Gross margin on invested assets (bps)	85 [4]	85	90	93	[4]	55		37 [5]
Client advisors (full-time equivalents)	1,504	1,100	763	789		649	[6]

1  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.    2   Based on the Wealth Management business area structure, and excluding minor functions with 64 client advisors, and CHF 10 billion of invested assets, and CHF 0.4 billion of net new money inflows in the first quarter of 2014.    3  Joint venture between Wealth Management and the Investment Bank. Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    4  Net new money growth rate and gross margin in the first quarter of 2014 for Europe and emerging markets are calculated based on invested assets as of 31 December 2013 adjusted for organizational shifts.    5   Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 20 basis points.    6  Represents client advisors who exclusively serve ultra high net worth clients. In addition to these, other client advisors may also serve certain ultra high net worth clients, but not exclusively.

23

Wealth Management

Results: 1Q14 vs 4Q13

Operating income

Total operating income increased by CHF 84 million to CHF 1,943 million, mainly due to higher transaction-based income.

Net interest income decreased by CHF 17 million to CHF 496 million, mainly reflecting lower allocated revenues from Group Treasury. In addition, costs related to the multi-currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury increased. Furthermore, net interest income from client deposits declined, partly reflecting the adverse effect of the ongoing low interest rate environment on income from our replicating portfolios, although the rate of decline slowed from prior quarters. These factors were partly offset by higher net interest income from Lombard loans, mainly in Asia Pacific.

Recurring net fee income decreased by CHF 14 million to CHF 897 million, mainly as lower income due to the effect on the gross margin of ongoing outflows of assets from cross-border clients was partly offset by the positive effect of mandate sales efforts during the first quarter.

Transaction-based income increased by CHF 119 million to CHF 542 million, largely due to seasonally higher client activity levels across all regions, most notably in Asia Pacific, and across all products including investment funds and structured products, as well as due to higher foreign exchange-related revenues.

Other income decreased to CHF 9 million from CHF 11 million.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information on the presentation of operating income

Operating expenses

Total operating expenses decreased by CHF 64 million to CHF 1,325 million. Adjusted for restructuring charges of CHF 40 million compared with CHF 41 million, operating expenses decreased by CHF 63 million to CHF 1,285 million. Lower general and administrative expenses, excluding charges for provisions for litigation, regulatory and similar matters, as well as lower variable compensation expenses, were partly offset by CHF 86 million higher charges for provisions for litigation, regulatory and similar matters. Changes to allocations of Corporate Center shared service costs had the effect of increasing personnel and general and administrative expenses and, to a lesser extent, depreciation and impairment of property and equipment by a total of CHF 11 million, which was offset by decreased net charges from other business divisions.

Personnel expenses decreased by CHF 28 million to CHF 847 million. Adjusted for restructuring charges of CHF 25 million compared with CHF 13 million, personnel expenses decreased by CHF 40 million to CHF 822 million, mainly due to lower variable compensation expenses and pension plan costs. These decreases were partly offset by expenses for untaken vacation accruals compared with a release of accruals in the prior quarter as well as by the aforementioned changes to allocations of Corporate Center shared service costs.

General and administrative expenses decreased by CHF 12 million to CHF 412 million. Adjusted for restructuring charges of CHF 14 million compared with CHF 26 million, general and administrative expenses were stable at CHF 398 million, mainly as lower expenses, largely related to marketing, professional fees and information technology, were offset by CHF 86 million higher charges for provisions for litigation, regulatory and similar matters as well as by the aforementioned changes to allocations of Corporate Center shared service costs.

Net charges for services from other business divisions decreased by CHF 17 million to CHF 17 million, mainly due to lower charges from Retail & Corporate for services related to our multi-channel offering and due to the impact of the aforementioned changes to allocations of Corporate Center shared service costs.

Depreciation and impairment of property and equipment decreased by CHF 5 million to CHF 48 million, primarily as the prior quarter was affected by an impairment of previously capitalized software.

Cost/income ratio

The cost/income ratio improved to 68.2% compared with 74.7% in the prior quarter. Adjusted for restructuring charges, the cost/income ratio improved to 66.1% from 72.5%, mainly as a result of higher income coupled with lower operating expenses, and was within our target range of 60% to 70%.

Net new money

The annualized net new money growth rate was 4.9% compared with 2.7% for the prior quarter and was at the upper end of our target range of 3% to 5%. Net new money of CHF 10.9 billion included one large outflow in Europe which was almost entirely offset by two asset reclassifications from service level upgrades, one in Switzerland of CHF 2.9 billion and one in Europe of CHF 1.7 billion. Excluding these effects, all regions reported net new money inflows, with Asia Pacific and emerging markets as the main contributors. Net inflows in Europe, excluding the

24

UBS business divisions and Corporate Center

aforementioned large items, primarily reflected positive net new money in domestic locations, partly offset by ongoing cross-border asset outflows. On a global basis, net new money from ultra high net worth clients was CHF 7.4 billion compared with CHF 8.5 billion of net inflows in the prior quarter.

Invested assets

Invested assets increased by CHF 13 billion to CHF 899 billion as of 31 March 2014, including net new money inflows of CHF 11 billion and positive market performance of CHF 9 billion, partly offset by negative currency translation effects of CHF 4 billion and CHF 2 billion of net reclassifications due to changes in service levels that did not affect net new money.

Gross margin on invested assets

The gross margin increased 2 basis points to 87 basis points as income growth outpaced the increase in average invested assets. The gross margin remained below our target range of 95 to 105 basis points.

Personnel: 1Q14 vs 4Q13

Wealth Management employed 16,642 personnel as of 31 March 2014 compared with 16,414 as of 31 December 2013, following an increase in both non-client-facing staff and client advisors. The number of client advisors increased by 56 to 4,220 from 4,164, mainly due to an increase in Asia Pacific, partly offset by a reduction in Europe. The increase in non-client-facing staff mainly reflected the aforementioned changes to allocations of Corporate Center shared services units’ personnel of approximately 140 personnel.

Results: 1Q14 vs 1Q13

Profit before tax decreased by CHF 45 million to CHF 619 million. Adjusted for restructuring charges, profit before tax decreased by CHF 31 million to CHF 659 million, mainly as CHF 82 million higher charges for provisions for litigation, regulatory and similar matters were partly offset by increased recurring net fee income.

Total operating income increased by CHF 30 million to CHF 1,943 million, mainly reflecting higher recurring net fee income, partly offset by lower transaction-based income.

Net interest income decreased by CHF 12 million to CHF 496 million, primarily due to lower net interest income from client deposits, lower allocated revenues from Group Treasury and higher costs related to the multi-currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury. These effects were partly offset by higher net interest income from Lombard loans, mainly in Asia Pacific, emerging markets and Europe.

Recurring net fee income increased by CHF 41 million to CHF 897 million, primarily due to the effects of pricing measures, an increase in invested assets and mandate sales efforts. These increases were partly offset by lower income due to the effect on the gross margin of ongoing outflows of assets from cross-border clients and due to the migration into retrocession-free products for investment mandates during 2013.

Transaction-based income decreased by CHF 12 million to CHF 542 million. Compared with a strong first quarter of 2013, an increase in transaction-based income in Asia Pacific was more than offset by a decline in other regions.

Total operating expenses increased by CHF 75 million to CHF 1,325 million. Adjusted for restructuring charges of CHF 40 million compared with CHF 26 million, operating expenses increased by CHF 61 million to CHF 1,285 million, mainly due to CHF 82 million higher charges for provisions for litigation, regulatory and similar matters.

Personnel expenses increased by CHF 8 million to CHF 847 million. Adjusted for restructuring charges of CHF 25 million compared with CHF 3 million, personnel expenses declined by CHF 14 million to CHF 822 million, including lower personnel-related charges from Group Technology, decreased pension plan costs as well as various other decreases. These decreases were partly offset by increased variable compensation expenses and higher personnel expenses due to the aforementioned changes to allocations of Corporate Center shared service costs.

General and administrative expenses increased by CHF 67 million to CHF 412 million. Adjusted for restructuring charges, general and administrative expenses increased by CHF 72 million to CHF 398 million, primarily due to CHF 82 million higher charges for provisions for litigation, regulatory and similar matters.

Net charges for services from other business divisions decreased by CHF 2 million to CHF 17 million, including the impact of the aforementioned changes to allocations of Corporate Center shared service costs, partly offset by higher net charges from Retail & Corporate.

25

Wealth Management Americas

Wealth Management Americas

Wealth Management Americas reported a record quarterly profit before tax of USD 272 million in the first quarter of 2014 compared with the prior record of USD 254 million in the fourth quarter of 2013. Adjusted for restructuring charges, profit before tax increased slightly to USD 284 million. Net new money inflows decreased to USD 2.1 billion from USD 4.9 billion in the prior quarter.

Business division reporting – in US dollars1

	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Net interest income	250	276	217	(9)	15
Recurring net fee income	1,119	1,088	948	3	18
Transaction-based income	472	476	530	(1)	(11)
Other income	6	19	2	(68)	200
Income	1,847	1,859	1,696	(1)	9
Credit loss (expense)/recovery	19	(9)	0
Total operating income	1,865	1,851	1,696	1	10
Personnel expenses	1,265	1,261	1,203	0	5
Financial advisor compensation[2]	708	688	662	3	7
Compensation commitments with recruited financial advisors[3]	180	175	171	3	5
Salaries and other personnel costs	377	398	370	(5)	2
General and administrative expenses	280	287	234	(2)	20
Services (to)/from other business divisions	2	(1)	4		(50)
Depreciation and impairment of property and equipment	33	35	30	(6)	10
Amortization and impairment of intangible assets	13	13	14	0	(7)
Total operating expenses[4]	1,594	1,596	1,486	0	7
Business division operating profit/(loss) before tax	272	254	210	7	30

Key performance indicators[5]
Pre-tax profit growth (%)	7.1	16.5	33.8
Cost/income ratio (%)	86.3	85.9	87.6
Net new money growth (%)	0.9	2.1	4.4
Gross margin on invested assets (bps)	76	79	78	(4)	(3)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3  Compensation commitments with recruited financial advisors represents costs related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.

26

UBS business divisions and Corporate Center

Business division reporting – in US dollars1 (continued)

	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.14	31.12.13	31.3.13	4Q13	1Q13

Additional information
Recurring income	1,369	1,364	1,164	0	18
Recurring income as a % of income (%)	74.1	73.4	68.6
Average attributed equity (USD billion)[2]	3.0	3.0	3.1	0	(3)
Return on attributed equity (%)	36.3	33.9	27.1
Risk-weighted assets (fully applied, USD billion)[3]	27.7	27.3	22.8	1	21
Risk-weighted assets (phase-in, USD billion)[3]	27.8	27.5	23.1	1	20
Return on risk-weighted assets, gross (%)[4]	26.7	29.5	27.9
Leverage ratio denominator (phase-in, USD billion)[5]	63.4	64.1		(1)
Goodwill and intangible assets (USD billion)	3.8	3.8	3.8	0	0
Net new money (USD billion)	2.1	4.9	9.2
Net new money including interest and dividend income (USD billion)[6]	7.6	14.3	14.0
Invested assets (USD billion)	987	970	891	2	11
Client assets (USD billion)	1,042	1,025	936	2	11
Loans, gross (USD billion)	39.6	39.1	34.5	1	15
Due to customers (USD billion)	68.8	67.3	55.1	2	25
Recruitment loans to financial advisors	3,017	3,063	3,186	(2)	(5)
Other loans to financial advisors	431	401	489	7	(12)
Personnel (full-time equivalents)	16,356	16,344	16,273	0	1
Financial advisors (full-time equivalents)	7,113	7,137	7,065	0	1

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2   Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4   Based on phase-in Basel III risk-weighted assets.    5  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    6  Presented in line with historical reporting practice in the US market.

Results: 1Q14 vs 4Q13

Operating income

Total operating income increased to USD 1,865 million from USD 1,851 million, as continued growth in managed account fees was partly offset by lower net interest income and lower other income as the prior quarter included a USD 15 million insurance reimbursement. The first quarter included credit loss recoveries of USD 19 million compared with credit loss expenses of USD 9 million in the prior quarter.

Net interest income decreased by USD 26 million to USD 250 million due to lower income from the available-for-sale portfolio transferred to Group Treasury in 2013, mainly due to decreases related to future cash flow estimates that resulted in a lower amortized cost base for this portfolio. The average mortgage portfolio balance increased 6% and the average securities-backed lending portfolio increased 2% from the prior quarter.

Recurring net fee income increased by USD 31 million to USD 1,119 million, mainly due to a 4% increase in managed account fees which were calculated on increased invested asset levels at the end of the prior quarter.

Transaction-based income decreased by USD 4 million to USD 472 million, mainly due to lower non-recurring net fee and commission income resulting from lower client activity levels, partly offset by higher net trading income as the prior quarter was negatively impacted by trading losses related to the Puerto Rico municipal market.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information on the presentation of operating income

Other income decreased by USD 13 million to USD 6 million, mainly due to the aforementioned insurance reimbursement of USD 15 million in the prior quarter.

Credit loss recoveries were USD 19 million compared with net expenses of USD 9 million in the prior quarter. The first quarter included the full release of a loan loss allowance for a single client as well as releases of loan loss allowances on securities-backed lending facilities collateralized by Puerto Rico municipal securities and related funds.

è

Refer to the discussion of banking products in Wealth Management Americas in the “Risk management and control” section of this report for more information on our exposure to Puerto Rico municipal securities and related funds

Operating expenses

Total operating expenses decreased by USD 2 million to USD 1,594 million. The first quarter included USD 12 million of restructuring charges compared with USD 29 million in the prior quarter.

27

Wealth Management Americas

Business division reporting – in Swiss francs1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Net interest income	223	249	202	(10)	10
Recurring net fee income	996	982	883	1	13
Transaction-based income	421	429	493	(2)	(15)
Other income	5	17	2	(71)	150
Income	1,644	1,676	1,580	(2)	4
Credit loss (expense)/recovery	17	(8)	0
Total operating income	1,661	1,669	1,579	0	5
Personnel expenses	1,126	1,137	1,120	(1)	1
Financial advisor compensation[2]	630	621	616	1	2
Compensation commitments with recruited financial advisors[3]	160	158	160	1	0
Salaries and other personnel costs	336	359	345	(6)	(3)
General and administrative expenses	250	259	219	(3)	14
Services (to)/from other business divisions	2	(1)	4		(50)
Depreciation and impairment of property and equipment	30	32	28	(6)	7
Amortization and impairment of intangible assets	12	12	13	0	(8)
Total operating expenses[4]	1,419	1,439	1,384	(1)	3
Business division operating profit/(loss) before tax	242	230	195	5	24

Key performance indicators[5]
Pre-tax profit growth (%)	5.2	13.9	34.5
Cost/income ratio (%)	86.3	85.9	87.6
Net new money growth (%)	0.9	2.1	4.5
Gross margin on invested assets (bps)	76	79	78	(4)	(3)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3  Compensation commitments with recruited financial advisors represents costs related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.

Adjusted for restructuring charges, personnel expenses were virtually unchanged at USD 1,257 million, as higher financial advisor compensation corresponding with higher compensable revenues was largely offset by lower salaries and other personnel costs, mainly due to lower other variable compensation expenses. Expenses for compensation commitments related to recruited financial advisors increased by USD 5 million to USD 180 million. Recruitment loans to financial advisors decreased by USD 46 million to USD 3,017 million.

Adjusted for restructuring charges, non-personnel expenses increased by USD 14 million to USD 325 million, mainly due to USD 34 million higher charges for provisions for litigation, regulatory and similar matters, which were partly offset by lower Corporate Center shared service costs.

Cost/income ratio

The cost/income ratio was 86.3% compared with 85.9% in the prior quarter. Adjusted for restructuring charges, the cost/income ratio was 85.7% compared with 84.3%, mainly due to lower income, and remained within the target range of 80% to 90%.

Net new money

The annualized net new money growth rate for the first quarter was 0.9% compared with 2.1% in the prior quarter and was below the target range of 2% to 4%. Net new money totaled USD 2.1 billion compared with USD 4.9 billion in the prior quarter and decreased primarily due to lower inflows from recruited financial advisors and higher outflows from financial advisor attrition, partly offset by higher net inflows from financial advisors employed with UBS for more than one year.

Including interest and dividend income, net new money was USD 7.6 billion compared with USD 14.3 billion in the prior quarter, which included seasonally higher dividend payments.

Invested assets

Invested assets increased by USD 17 billion to USD 987 billion, reflecting positive market performance of USD 15 billion as well as net new money inflows of USD 2 billion. Managed account assets increased by USD 12 billion to USD 320 billion and comprised 32% of total invested assets as of 31 March 2014.

28

UBS business divisions and Corporate Center

Business division reporting – in Swiss francs1 (continued)

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.14	31.12.13	31.3.13	4Q13	1Q13

Additional information
Recurring income	1,218	1,230	1,085	(1)	12
Recurring income as a % of income (%)	74.1	73.4	68.7
Average attributed equity (CHF billion)[2]	2.7	2.7	2.9	0	(7)
Return on attributed equity (%)	35.9	34.1	26.9
Risk-weighted assets (fully applied, CHF billion)[3]	24.4	24.3	21.6	0	13
Risk-weighted assets (phase-in, CHF billion)[3]	24.6	24.5	21.9	0	12
Return on risk-weighted assets, gross (%)[4]	26.8	29.7	27.8
Leverage ratio denominator (phase-in, CHF billion)[5]	56.0	57.2		(2)
Goodwill and intangible assets (CHF billion)	3.4	3.4	3.7	0	(8)
Net new money (CHF billion)	1.9	4.4	8.6
Net new money including interest and dividend income (CHF billion)[6]	6.8	12.9	13.1
Invested assets (CHF billion)	872	865	845	1	3
Client assets (CHF billion)	921	914	888	1	4
Loans, gross (CHF billion)	35.0	34.8	32.7	1	7
Due to customers (CHF billion)	60.8	60.0	52.3	1	16
Recruitment loans to financial advisors	2,667	2,733	3,023	(2)	(12)
Other loans to financial advisors	381	358	464	6	(18)
Personnel (full-time equivalents)	16,356	16,344	16,273	0	1
Financial advisors (full-time equivalents)	7,113	7,137	7,065	0	1

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.     3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4  Based on phase-in Basel III risk-weighted assets.    5  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    6  Presented in line with historical reporting practice in the US market.

Gross margin on invested assets

The gross margin on invested assets decreased 3 basis points to 76 basis points and was at the lower end of our target range of 75 to 85 basis points. The decrease in the gross margin was due to a 4% increase in average invested assets coupled with a 1% decrease in income (which excludes credit loss expense/recovery). The gross margin from recurring income declined 2 basis points and the gross margin from non-recurring income declined 1 basis point.

Personnel: 1Q14 vs 4Q13

As of 31 March 2014, Wealth Management Americas employed 16,356 personnel, an increase of 12 compared with 31 December 2013. Financial advisor headcount decreased by 24 to 7,113, mainly due to slightly higher attrition of lower-producing financial advisors. The number of non-financial advisor employees increased by 36 to 9,243, mainly due to an increase in personnel allocated from Corporate Center shared services units.

Results: 1Q14 vs 1Q13

Profit before tax increased by USD 62 million to USD 272 million in the first quarter of 2014 from USD 210 million in the first quarter of 2013 due to an overall improvement in revenues, partly offset by an increase in expenses. Adjusted for restructuring charges, profit before tax increased by USD 64 million to USD 284 million.

Total operating income increased by USD 169 million to USD 1,865 million, primarily due to a USD 171 million increase in recurring net fee income mainly due to an increase in managed account fees related to higher invested asset levels, as well as higher net interest income. Transaction-based income decreased by USD 58 million to USD 472 million, mainly due to lower commission from equities products.

Operating expenses increased by USD 108 million to USD 1,594 million. Adjusted for restructuring charges, operating expenses increased by USD 106 million to USD 1,582 million. Personnel expenses increased by USD 55 million to USD 1,257 million, mainly due to an increase of USD 46 million in financial advisor compensation corresponding with higher compensable revenues. Salaries and other personnel costs remained unchanged at USD 369 million.

Non-personnel expenses, adjusted for restructuring charges, increased by USD 51 million to USD 325 million, mainly due to USD 44 million higher charges for provisions for litigation, regulatory and similar matters.

29

Retail & Corporate

Retail & Corporate

Profit before tax was CHF 386 million in the first quarter of 2014 compared with CHF 332 million in the fourth quarter of 2013. Adjusted for restructuring charges, profit before tax increased by CHF 57 million to CHF 401 million, mainly as adjusted operating expenses decreased by CHF 55 million, primarily as a result of lower charges for provisions for litigation, regulatory and similar matters. Operating income was virtually unchanged. The annualized net new business volume growth rate for our retail business was 4.3% compared with negative 0.3% in the prior quarter.

Business division reporting1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Net interest income	523	540	531	(3)	(2)
Recurring net fee income	144	127	130	13	11
Transaction-based income	234	256	243	(9)	(4)
Other income	19	24	14	(21)	36
Income	921	947	919	(3)	0
Credit loss (expense)/recovery	12	(17)	0
Total operating income	932	931	919	0	1
Personnel expenses	353	341	378	4	(7)
General and administrative expenses	192	275	197	(30)	(3)
Services (to)/from other business divisions	(31)	(52)	(37)	(40)	(16)
Depreciation and impairment of property and equipment	33	36	34	(8)	(3)
Amortization and impairment of intangible assets	0	0	0
Total operating expenses[2]	547	599	572	(9)	(4)
Business division operating profit/(loss) before tax	386	332	347	16	11

Key performance indicators[3]
Pre-tax profit growth (%)	16.3	(17.4)	(3.9)
Cost/income ratio (%)	59.4	63.3	62.2
Net interest margin (bps)	153	157	154	(3)	(1)
Net new business volume growth for retail business (%)	4.3	(0.3)	4.9

Additional information
Average attributed equity (CHF billion)[4]	4.2	3.8	4.4	11	(5)
Return on attributed equity (%)	36.8	34.9	31.5
Risk-weighted assets (fully applied, CHF billion)[5]	32.2	29.7	32.0	8	1
Risk-weighted assets (phase-in, CHF billion)[5]	33.6	31.4	33.7	7	0
Return on risk-weighted assets, gross (%)[6]	11.3	12.0	11.2
Leverage ratio denominator (phase-in, CHF billion)[7]	164.2	164.7		0
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0
Business volume for retail business (CHF billion)	142	141	142	1	0
Net new business volume for retail business (CHF billion)	1.5	(0.1)	1.7		(12)
Client assets (CHF billion)	408	404	396	1	3
Due to customers (CHF billion)	133.0	133.2	132.1	0	1
Loans, gross (CHF billion)	137.3	136.5	138.1	1	(1)
Secured loan portfolio as a % of total loan portfolio, gross (%)	92.9	93.1	92.1
Impaired loan portfolio as a % of total loan portfolio, gross (%)	0.7	0.7	0.7
Personnel (full-time equivalents)	9,240	9,463	9,652	(2)	(4)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.    4  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  Based on phase-in Basel III risk-weighted assets.    7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

30

UBS business divisions and Corporate Center

Results: 1Q14 vs 4Q13

Operating income

Total operating income increased by CHF 1 million to CHF 932 million, mainly as a positive variance on credit loss expenses and higher recurring net fee income were almost entirely offset by lower net interest, transaction-based and other income.

Net interest income decreased by CHF 17 million to CHF 523 million, mainly due to lower allocated revenues from Group Treasury. The deposit margin declined despite selective pricing adjustments as the ongoing low interest rate environment continued to have an adverse effect, although the rate of decline slowed from prior quarters. The increase in average client deposit volumes had a positive impact on interest income, while average loan volumes decreased slightly. The loan margin remained stable.

Recurring net fee income increased by CHF 17 million to CHF 144 million, mainly due to a reclassification from transaction-based income of CHF 14 million reflecting certain fees related to retail bank accounts.

Transaction-based income decreased by CHF 22 million to CHF 234 million, mainly due to the abovementioned income reclassification as well as lower client activity levels and allocated revenues from Group Treasury.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information on the presentation of operating income

Other income decreased by CHF 5 million to CHF 19 million, mainly as the prior quarter included a gain of CHF 10 million from the divestment of our remaining participation in Euroclear plc. This was partly offset by higher income related to our participation in the SIX Group in the first quarter of 2014.

Net credit loss recoveries were CHF 12 million compared with net credit loss expenses of CHF 17 million in the prior quarter. The first quarter included a recovery of CHF 2 million related to net specific credit loss allowances compared with expenses of CHF 33 million in the prior quarter, which primarily related to corporate clients. The first quarter also included a release of CHF 10 million in collective loan loss allowances due to the ongoing review of the portfolio and, to a lesser extent, a model adjustment, compared with a release of CHF 16 million in the prior quarter. The remaining balance of collective loan loss allowances was CHF 5 million as of 31 March 2014.

Operating expenses

Total operating expenses decreased by CHF 52 million to CHF 547 million. Adjusted for restructuring charges of CHF 15 million compared with CHF 12 million, operating expenses decreased by CHF 55 million to CHF 532 million. This decrease was mainly due to CHF 41 million lower charges for provisions for litigation, regulatory and similar matters and lower technology expenses. Changes to allocations of Corporate Center shared service costs had the effect of decreasing personnel and general and administrative expenses and, to a lesser extent, depreciation and impairment of property and equipment by a total of CHF 10 million, which was offset by decreased net charges to other business divisions.

Personnel expenses increased by CHF 12 million to CHF 353 million, mainly due to higher variable compensation expenses, as well as expenses for untaken vacation accruals compared with a release of accruals in the prior quarter. These increases were partly offset by the aforementioned changes to allocations of Corporate Center shared service costs.

General and administrative expenses decreased by CHF 83 million to CHF 192 million, mainly due to the aforementioned lower charges for provisions for litigation, regulatory and similar matters as well as lower technology expenses and the impact of the abovementioned changes to allocations of Corporate Center shared service costs.

Net charges for services to other business divisions decreased by CHF 21 million to CHF 31 million, reflecting lower charges to Wealth Management related to our multi-channel offering as well as the aforementioned changes to allocations of Corporate Center shared service costs.

Cost/income ratio

The cost/income ratio improved 3.9 percentage points to 59.4% from 63.3%. Adjusted for restructuring charges, the cost/income ratio improved to 57.8% from 62.0%, reflecting lower expenses partly offset by reduced income, and was within our target range of 50% to 60%.

Net interest margin

The net interest margin decreased 4 basis points to 153 basis points, reflecting lower net interest income on a slightly lower average loan volume, and remained within the target range of 140 to 180 basis points.

Net new business volume growth for retail business

The annualized net new business volume growth rate for our retail business was 4.3% compared with negative 0.3% in the prior quarter, and was above the target range of 1% to 4%.

In the retail business, both net new client assets and, to a lesser extent, net new loans increased. A moderate increase in loans reflected our strategy to grow our business in high-quality loans moderately and selectively.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information on changes to our KPI framework

Personnel: 1Q14 vs 4Q13

Retail & Corporate employed 9,240 personnel as of 31 March 2014, a decrease of 223 compared with 9,463 as of 31 December 2013, including the aforementioned impact of changes to allocations of Corporate Center shared services units’ personnel, which led to a decrease of approximately 140 personnel.

31

Retail & Corporate

Results: 1Q14 vs 1Q13

Profit before tax increased by CHF 39 million to CHF 386 million. Adjusted for restructuring charges of CHF 15 million in both quarters, profit before tax increased by CHF 39 million to CHF 401 million, reflecting higher operating income as well as lower operating expenses.

Total operating income increased by CHF 13 million to CHF 932 million. Net interest income decreased by CHF 8 million, reflecting a decline in the deposit margin despite selective pricing adjustments as the ongoing low interest rate environment continued to have an adverse effect, although the rate of decline has slowed from prior quarters. This was partly offset by higher income resulting from an increase in average client deposit volumes. The loan margin and the average loan volume were broadly stable. Recurring net fee income increased by CHF 14 million to CHF 144 million, due to a reclassification of certain fees related to retail bank accounts from transaction-based income, amounting to CHF 14 million in the first quarter of 2014. Transaction-based income decreased by CHF 9 million to CHF 234 million, mainly reflecting the aforementioned income reclassification and lower allocated revenues from Group Treasury, partly offset by higher client activity levels. Other income increased by CHF 5 million due to higher income related to our participation in the SIX Group.

Net credit loss recoveries were CHF 12 million compared with net credit loss expenses of zero in the first quarter of 2013.

Operating expenses decreased by CHF 25 million to CHF 547 million. Adjusted for restructuring charges of CHF 15 million in both quarters, operating expenses decreased by CHF 25 million to CHF 532 million, reflecting the effects of our ongoing cost reduction programs.

Personnel expenses decreased by CHF 25 million to CHF 353 million. Adjusted for restructuring charges of CHF 10 million compared with CHF 2 million, personnel expenses decreased by CHF 33 million, reflecting substantially lower levels of non-client-facing staff as well as lower variable compensation expenses. Furthermore, personnel expenses decreased due to the aforementioned changes to allocations of Corporate Center shared service costs in the first quarter of 2014.

Non-personnel expenses were unchanged at CHF 194 million. Adjusted for restructuring charges of CHF 5 million compared with CHF 13 million, non-personnel expenses increased by CHF 8 million to CHF 189 million, reflecting CHF 11 million higher charges for provisions for litigation, regulatory and similar matters, partly offset by lower occupancy expenses.

32

UBS business divisions and Corporate Center

Global Asset Management

Profit before tax was CHF 122 million in the first quarter of 2014 compared with CHF 130 million in the fourth quarter of 2013. Adjusted for restructuring charges, profit before tax was CHF 126 million compared with CHF 143 million due to lower operating income partly offset by lower operating expenses. Excluding money market flows, net new money inflows were CHF 13.0 billion compared with net outflows of CHF 4.6 billion in the prior quarter.

Business division reporting1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Net management fees[2]	404	410	463	(1)	(13)
Performance fees	47	72	53	(35)	(11)
Total operating income	451	482	517	(6)	(13)
Personnel expenses	208	216	211	(4)	(1)
General and administrative expenses	114	126	107	(10)	7
Services (to)/from other business divisions	(5)	(5)	(4)	0	25
Depreciation and impairment of property and equipment	10	12	11	(17)	(9)
Amortization and impairment of intangible assets	2	2	2	0	0
Total operating expenses[3]	329	352	327	(7)	1
Business division operating profit/(loss) before tax	122	130	190	(6)	(36)

Key performance indicators[4]
Pre-tax profit growth (%)	(6.2)	10.2	28.4
Cost/income ratio (%)	72.9	73.0	63.2
Net new money growth (%)	6.6	(5.0)	(2.1)
Gross margin on invested assets (bps)	31	33	35	(6)	(11)

Information by business line
Operating income
Traditional investments	261	268	319	(3)	(18)
O’Connor and A&Q	66	76	73	(13)	(10)
Global real estate	73	86	75	(15)	(3)
Infrastructure and private equity	9	10	9	(10)	0
Fund services	42	42	41	0	2
Total operating income	451	482	517	(6)	(13)

Gross margin on invested assets (bps)
Traditional investments	20	21	25	(5)	(20)
O’Connor and A&Q	93	113	102	(18)	(9)
Global real estate	71	83	74	(14)	(4)
Infrastructure and private equity	45	50	45	(10)	0
Total gross margin	31	33	35	(6)	(11)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.    3  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.

33

Global Asset Management

Business division reporting1 (continued)

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.14	31.12.13	31.3.13	4Q13	1Q13

Information by business line (continued)

Net new money (CHF billion)
Traditional investments	7.4	(7.9)	(3.2)
O’Connor and A&Q	1.8	(0.5)	(0.2)
Global real estate	0.4	0.7	0.2
Infrastructure and private equity	(0.1)	0.3	0.0
Total net new money	9.6	(7.3)	(3.1)
Net new money excluding money market flows	13.0	(4.6)	5.1
of which: from third parties	9.0	(1.5)	4.2
of which: from UBS’s wealth management businesses	4.0	(3.2)	0.9
Money market flows	(3.4)	(2.7)	(8.2)
of which: from third parties	(0.7)	0.7	(4.4)
of which: from UBS’s wealth management businesses	(2.7)	(3.3)	(3.8)

Invested assets (CHF billion)
Traditional investments	517	506	521	2	(1)
of which: money market funds	62	65	76	(5)	(18)
O’Connor and A&Q	30	27	29	11	3
Global real estate	40	42	41	(5)	(2)
Infrastructure and private equity	8	8	8	0	0
Total invested assets	596	583	599	2	(1)

Assets under administration by fund services
Assets under administration (CHF billion)[2]	452	432	431	5	5
Net new assets under administration (CHF billion)[3]	16.8	(0.1)	3.6
Gross margin on assets under administration (bps)	4	4	4	0	0

Additional information
Average attributed equity (CHF billion)[4]	1.7	1.7	1.9	0	(11)
Return on attributed equity (%)	28.7	30.6	40.0
Risk-weighted assets (fully applied, CHF billion)[5]	3.5	3.7	4.0	(5)	(13)
Risk-weighted assets (phase-in, CHF billion)[5]	3.6	3.8	4.1	(5)	(12)
Return on risk-weighted assets, gross (%)[6]	48.8	52.1	53.0
Leverage ratio denominator (phase-in, CHF billion)[7]	13.7	14.0		(2)
Goodwill and intangible assets (CHF billion)	1.4	1.4	1.5	0	(7)
Personnel (full-time equivalents)	3,730	3,729	3,801	0	(2)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.    3  Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    4  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  Based on phase-in Basel III risk-weighted assets.    7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

Results: 1Q14 vs 4Q13

Operating income

Total operating income was CHF 451 million compared with CHF 482 million in the prior quarter. Performance fees were lower by CHF 25 million, mainly in O’Connor and A&Q. Net management fees were CHF 6 million lower, mainly in traditional investments and global real estate, partly offset by higher fees in O’Connor and A&Q.

Operating expenses

Total operating expenses were CHF 329 million compared with CHF 352 million in the prior quarter. Adjusted for restructuring charges of CHF 4 million in the first quarter compared with CHF

34

UBS business divisions and Corporate Center

13 million in the prior quarter, operating expenses were CHF 14 million lower.

Personnel expenses were CHF 208 million compared with CHF 216 million. Adjusted for restructuring charges of CHF 3 million in the first quarter compared with CHF 1 million in the prior quarter, personnel expenses were CHF 10 million lower. This decrease was mainly due to lower variable compensation expenses, largely because the prior quarter included the full year impact of changes in effective deferral rates.

General and administrative expenses were CHF 114 million compared with CHF 126 million. Adjusted for restructuring charges of CHF 1 million in the first quarter compared with CHF 9 million in the prior quarter, general and administrative expenses were lower by CHF 4 million. Lower Corporate Center shared service costs, as well as lower professional fees and advertising expenses, were partly offset by higher other general and administrative expenses due to a CHF 14 million provision for a possible settlement related to a fund liquidation.

Cost/income ratio

The cost/income ratio was 72.9% compared with 73.0% in the prior quarter. Adjusted for restructuring charges, the cost/income ratio was 72.1% compared with 70.3%, above the target range of 60% to 70%.

Net new money

Total net new money inflows were CHF 9.6 billion compared with net outflows of CHF 7.3 billion in the prior quarter. The annualized net new money growth rate was positive 6.6% compared with negative 5.0% in the prior quarter and above the target range of 3% to 5%.

Excluding money market flows, net inflows were CHF 13.0 billion compared with net outflows of CHF 4.6 billion in the prior quarter. From third parties, net inflows were CHF 9.0 billion compared with net outflows of CHF 1.5 billion and were mainly into equities, fixed income, real estate and multi-asset. Regionally, net inflows from third parties were mainly from clients serviced from Europe, Middle East and Africa, Switzerland and Asia Pacific. From clients of UBS’s wealth management businesses, net inflows were CHF 4.0 billion compared with net outflows of CHF 3.2 billion in the prior quarter and were mainly from clients serviced from Switzerland and Asia Pacific.

Money market net outflows were CHF 3.4 billion compared with CHF 2.7 billion. From third parties, net outflows were CHF 0.7 billion compared with net inflows of CHF 0.7 billion and were mainly from clients serviced from the Americas. From clients of UBS’s wealth management businesses, net outflows were CHF 2.7 billion compared with CHF 3.3 billion. These net outflows included the impact of an ongoing initiative by Wealth Management Americas to increase deposit account balances in UBS banking entities that led to CHF 1.2 billion in outflows from money market funds managed by Global Asset Management during the quarter.

Invested assets

Invested assets were CHF 596 billion as of 31 March 2014 compared with CHF 583 billion as of 31 December 2013. Net new money inflows of CHF 10 billion and positive market performance of CHF 6 billion were partly offset by negative currency translation effects of CHF 3 billion.

As of 31 March 2014, CHF 62 billion, or 10%, of invested assets were money market assets and CHF 172 billion, or 29%, were in indexed strategies. On a regional basis, 34% of invested assets related to clients serviced from Switzerland, 23% from the Americas, 22% from Europe, Middle East and Africa, and 21% from Asia Pacific.

Gross margin on invested assets

The total gross margin was 31 basis points compared with 33 basis points in the prior quarter due to lower performance fees. The gross margin was slightly below the target range of 32 to 38 basis points.

Results by business line: 1Q14 vs 4Q13

Traditional investments

Operating income was CHF 261 million compared with CHF 268 million, mainly due to lower management fees.

The gross margin was 20 basis points compared with 21 basis points in the prior quarter.

Excluding money market flows, net new money inflows from third parties were CHF 8.3 billion and net inflows from clients of UBS’s wealth management businesses were CHF 2.5 billion, resulting in total net inflows of CHF 10.8 billion compared with net outflows of CHF 5.2 billion. Equities net inflows were CHF 8.2 billion compared with net outflows of CHF 0.9 billion and were mainly into indexed strategies. Fixed income net inflows were CHF 1.1 billion compared with net outflows of CHF 3.1 billion. Multi-asset net inflows were CHF 1.5 billion compared with net outflows of CHF 1.2 billion.

Invested assets were CHF 517 billion as of 31 March 2014 compared with CHF 506 billion as of 31 December 2013. By mandate type, CHF 206 billion of invested assets related to equities, CHF 138 billion related to fixed income, CHF 62 billion related to money markets and CHF 111 billion related to multi-asset mandates, including CHF 5 billion of alternative investments not managed by the O’Connor and A&Q, global real estate or infrastructure and private equity investment areas.

O’Connor and A&Q

Operating income was CHF 66 million compared with CHF 76 million in the prior quarter as lower performance fees in both A&Q multi-manager and O’Connor single-manager funds were only partly offset by higher net management fees. As of 31 March 2014, over 85% of O’Connor and A&Q performance fee-eligible assets were above their high water marks compared with over 90% as of 31 December 2013.

The gross margin was 93 basis points compared with 113 basis points in the prior quarter due to lower performance fees.

35

Global Asset Management

Net new money inflows were CHF 1.8 billion compared with net outflows of CHF 0.5 billion.

Invested assets were CHF 30 billion as of 31 March 2014 compared with CHF 27 billion as of 31 December 2013.

Global real estate

Operating income was CHF 73 million compared with CHF 86 million in the prior quarter, largely due to lower performance fees in the first quarter and strong transaction fees in the prior quarter. The gross margin was 71 basis points compared with 83 basis points. Net new money inflows were CHF 0.4 billion compared with CHF 0.7 billion. Invested assets were CHF 40 billion as of 31 March 2014 compared with CHF 42 billion as of 31 December 2013.

Infrastructure and private equity

Operating income was CHF 9 million compared with CHF 10 million in the prior quarter as lower net management fees more than offset higher performance fees. The gross margin was 45 basis points compared with 50 basis points. Net new money outflows were CHF 0.1 billion compared with net inflows of CHF 0.3 billion. Invested assets were CHF 8 billion as of 31 March 2014, in line with 31 December 2013.

Fund services

Operating income was CHF 42 million, in line with the prior quarter. The gross margin on assets under administration was 4 basis points, also in line with the prior quarter. Net new assets under administration inflows were CHF 16.8 billion compared with net outflows of CHF 0.1 billion in the prior quarter. Total assets under administration were CHF 452 billion as of 31 March 2014 compared with CHF 432 billion as of 31 December 2013.

Personnel: 1Q14 vs 4Q13

Global Asset Management employed 3,730 personnel as of 31 March 2014 compared with 3,729 as of 31 December 2013.

Results: 1Q14 vs 1Q13

Profit before tax was CHF 122 million in the first quarter of 2014 compared with CHF 190 million in the first quarter of 2013. Adjusted for a CHF 34 million gain on the sale of our Canadian domestic business in the first quarter of 2013 and restructuring charges of CHF 4 million in both quarters, profit before tax was CHF 126 million compared with CHF 160 million.

Total operating income was CHF 451 million compared with CHF 517 million, or CHF 483 million after adjusting for the aforementioned sale of our Canadian domestic business. Net management fees were lower, primarily in traditional investments due to changes in the asset mix. Performance fees were also lower.

Total operating expenses were CHF 329 million compared with CHF 327 million in the first quarter of 2013. Adjusted for the aforementioned restructuring charges, operating expenses were CHF 2 million higher.

Investment performance

Key equity strategies had a mixed first quarter. US large cap strategies had a very good quarter, extending 2013’s strong performance. Asian strategies also had a good quarter, partly reversing 2013’s underperformance. After strong performance in 2013, global, US large cap growth, European concentrated alpha and Australian strategies were all close to benchmark for the quarter, while Swiss strategies underperformed. Pan-European strategies’ underperformance for the quarter as a whole was moderated somewhat by outperformance towards the end of the quarter. Following sharp underperformance in 2013, emerging markets strategies showed improvement and ended the quarter just above benchmark.

After a strong end to 2013, fixed income strategies made a more muted start to 2014. Nevertheless, several key strategies outperformed, including global, European and Australian, as did other specialist strategies such as high yield. Those developed market key strategies that underperformed did so relatively modestly and, despite ongoing negative news flow, emerging markets strategies showed signs of stabilization.

In global investment solutions, key multi-asset strategies managed versus benchmarks were close to those benchmarks for the quarter. Asset allocation contributed positively, while security selection and currency detracted. Global convertibles showed improved performance, largely reversing weaker performance in 2013.

In O’Connor and A&Q, core single-manager funds delivered positive returns for the quarter, as did most multi-manager funds.

In global real estate, direct investment strategies delivered predominantly positive results in the first quarter with German, UK and US strategies delivering the strongest absolute returns. Multi-manager and real estate securities strategies generated positive absolute returns.

The direct infrastructure fund performed in line with its current yield objectives but longer-term total returns remained slightly below target. Infrastructure funds of funds continued to perform in line with their objectives in the quarter, while private equity funds of funds exceeded their objectives.

Investment performance versus peers, as represented by a broad range of UBS wholesale funds, remained solid. Fixed income funds showed improvement, while equity funds weakened over one year compared with the prior quarter-end. Across all asset classes, and on an asset-weighted basis, 66% of fund assets ranked in the top two quartiles over one year, 72% over three years and 77% over five years.

36

UBS business divisions and Corporate Center

Investment performance – key composites versus benchmarks

The table below shows investment performance for approximately 41% of Global Asset Management’s CHF 279 billion actively managed invested assets in traditional investments as of 31 March 2014. This figure excludes CHF 172 billion in indexed investments,

CHF 62 billion in actively managed money market funds and CHF 83 billion in actively managed alternatives (including O’Connor and A&Q, global real estate and infrastructure and private equity).

Annualized
	3 months	1 year	3 years	5 years
Equities
Global Equity Composite vs. MSCI World Equity (Free) Index	–	+	+	+
US Large Cap Equity Composite vs. Russell 1000 Index	+	+	+	+
Pan European Equity Composite vs. MSCI Europe Index (net)	–	–	–	+
Pan European Concentrated Alpha Equity Composite vs. MSCI Europe Index (net)	–	–	+	+
Swiss Equity Composite vs. SPI (Total Return) Index	–	+	–	–
Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	+	–	–	–
Australian Equity Composite vs. S&P/ASX 300 Accumulation Index	+	+	+	+
Emerging Equity Composite vs. Emerging Markets Equity Index	+	–	–	–
US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	–	+	+	+
Fixed income
Global Bond Composite vs. J.P. Morgan GBI Global Traded Index	+	+	+	+
US Bond Composite vs. Barclays U.S. Aggregate Index	–	+	+	+
EUR Aggregate Bonds Composite vs. Barclays Euro Aggregate 500mio+ Index	+	+	–	+
CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	–	–	–	+
Australian Bond Composite vs. Bloomberg AusBond Index	+	+	+	+
Emerging Bond Composite vs. Emerging Markets Debt Index[1]	–	–	–	+
Global investment solutions
Global Securities Composite vs. Global Securities Markets Index[1]	–	–	–	+
Swiss BVG Balanced Composite vs. BVG Pictet Index 93	+	+	–	+
UK Multi-Asset Composite vs. UK Multi-Asset Benchmark[1]	+	+	+	+
Dynamic Alpha Composite vs. US T-Bills 30 Day[2]	+	+	+	+
Global Convertible Bonds Composite (hedged in EUR) vs. UBS Global Convertible Index – Global Vanilla Hedged EUR	+	+	–	+

1  Customized benchmark.    2  Benchmark was changed on 1 May 2013 to US T-Bills 30 Day. Periods prior to May 2013 calculated vs. Consumer Price Index. (+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in US dollar terms, except for Global Bond Composite which is stated in Swiss franc terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

Investment performance – collective funds compared with peers

The table below shows investment performance versus peers of UBS Swiss, Luxembourg, German and Irish-domiciled wholesale funds available to clients of UBS’s wealth management businesses and also distributed through other wholesale intermediaries. The UBS fund universe includes all actively managed funds totaling CHF 98 billion as of 31 March 2014. The peer universe includes all funds registered in countries included in the MSCI Europe Developed Markets Universe. Money market funds and indexed funds are excluded.

Percentage of fund assets ranking in first or second quartile	1 year	3 years	5 years
Equities	43	70	61
Fixed income	51	73	76
Multi-asset	88	90	81
Real estate and alternative	100	28	92
Total	66	72	77

Source: ThomsonReuters LIM 2.7 (Lipper Investment Management) data extracted on 7 April 2014 and analyzed by UBS Global Asset Management. Data shown is the asset-weighted percentage of funds achieving first or second quartile (i.e., above median) ranking in their peer group on a net of fees basis over each time period. Funds are included in the analysis for every time period for which they have a performance record.

37

Investment Bank

Investment Bank

Profit before tax was CHF 425 million in the first quarter of 2014 compared with CHF 297 million in the fourth quarter of 2013. Adjusted for restructuring charges, profit before tax was CHF 549 million compared with CHF 386 million. This increase was mainly due to higher revenues in both Investor Client Services and Corporate Client Solutions, partly offset by an increase in operating expenses. Fully applied risk-weighted assets were unchanged at CHF 62 billion.

Business division reporting1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Corporate Client Solutions	770	706	997	9	(23)
Advisory	153	198	114	(23)	34
Equity Capital Markets	196	243	503	(19)	(61)
Debt Capital Markets	303	208	249	46	22
Financing Solutions	128	120	203	7	(37)
Risk Management	(10)	(63)	(73)	(84)	(86)
Investor Client Services	1,420	1,156	1,787	23	(21)
Equities	1,037	858	1,168	21	(11)
Foreign Exchange, Rates and Credit	382	297	619	29	(38)
Income	2,190	1,862	2,785	18	(21)
Credit loss (expense)/recovery	0	(1)	(1)	(100)	(100)
Total operating income	2,190	1,861	2,783	18	(21)
Personnel expenses	1,191	860	1,265	38	(6)
General and administrative expenses	499	629	457	(21)	9
Services (to)/from other business divisions	2	(5)	21		(90)
Depreciation and impairment of property and equipment	70	75	59	(7)	19
Amortization and impairment of intangible assets	3	5	3	(40)	0
Total operating expenses[2]	1,765	1,563	1,806	13	(2)
Business division operating profit/(loss) before tax	425	297	977	43	(56)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.

38

UBS business divisions and Corporate Center

Business division reporting1 (continued)

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Key performance indicators[2]
Pre-tax profit growth (%)	43.1	18.3
Cost/income ratio (%)	80.6	83.9	64.8
Return on attributed equity (%)	21.5	15.2	49.5
Return on assets, gross (%)	3.6	3.0	4.2
Average VaR (1-day, 95% confidence, 5 years of historical data)	13	11	15	18	(13)

Additional information
Total assets (CHF billion)[3]	242.1	245.0	263.0	(1)	(8)
Average attributed equity (CHF billion)[4]	7.9	7.8	7.9	1	0
Risk-weighted assets (fully applied, CHF billion)[5]	62.2	62.3	68.6	0	(9)
Risk-weighted assets (phase-in, CHF billion)[5]	62.5	62.6	69.2	0	(10)
Return on risk-weighted assets, gross (%)[6]	14.0	12.2	16.6
Leverage ratio denominator (phase-in, CHF billion)[7]	271.7	275.3		(1)
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.2	0	(50)
Compensation ratio (%)	54.4	46.2	45.4
Impaired loan portfolio as a % of total loan portfolio, gross (%)[8]	0.2	0.2	0.2
Personnel (full-time equivalents)	11,860	11,615	12,544	2	(5)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.     2  Refer to the “Measurement of performance” section of our Annual Report 2013 for the definitions of our key performance indicators.    3  Based on third-party view, i.e., without intercompany balances.    4  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  Based on phase-in Basel III risk-weighted assets.    7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    8  Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Results: 1Q14 vs 4Q13

Operating income

Total operating income increased 18% to CHF 2,190 million from CHF 1,861 million in the prior quarter as a result of improved revenues across both Investor Client Services and Corporate Client Solutions. Within Investor Client Services, both equities and foreign exchange, rates and credit recorded higher revenues, mainly reflecting seasonally higher client activity levels. Corporate Client Solutions revenues increased mainly due to higher revenues in debt capital markets. In US dollar terms, operating income increased 19%.

Operating expenses

Total operating expenses increased 13% to CHF 1,765 million compared with CHF 1,563 million. Adjusted for restructuring charges of CHF 124 million in the first quarter of 2014 compared with CHF 89 million in the prior quarter, operating expenses increased 11% to CHF 1,641 million from CHF 1,474 million, mainly due to higher variable compensation expenses as performance improved, partly offset by lower general and administrative expenses. In US dollar terms, adjusted operating expenses increased 13%.

Personnel expenses increased to CHF 1,191 million from CHF 860 million. The first quarter included restructuring charges of

CHF 82 million compared with CHF 12 million in the prior quarter. On an adjusted basis, personnel expenses increased to CHF 1,109 million from CHF 848 million, largely due to higher variable compensation expenses.

General and administrative expenses decreased to CHF 499 million from CHF 629 million. The first quarter included restructuring charges of CHF 36 million compared with restructuring charges of CHF 63 million in the prior quarter. On an adjusted basis, general and administrative expenses decreased to CHF 463 million from CHF 566 million, mainly due to a charge of CHF 55 million for the annual UK bank levy in the prior quarter as well as lower professional fees and seasonally lower travel and entertainment costs in the first quarter.

Cost/income ratio

The cost/income ratio improved to 80.6% from 83.9%. On an adjusted basis, the cost/income ratio improved to 74.9% from 79.2% and was within our target range of 65% to 85%.

Risk-weighted assets

Fully applied risk-weighted assets were unchanged at CHF 62 billion as of 31 March 2014.

è	Refer to the “Capital management” section of this report for more information

39

Investment Bank

Funded assets

Funded assets increased to CHF 176 billion as of 31 March 2014 from CHF 162 billion as of 31 December 2013, consistent with our target of less than CHF 200 billion. This increase was mainly due to higher trading portfolio assets and collateral assets in our equities and foreign exchange, rates and credit businesses.

è	Refer to the “Balance sheet” section of this report for more information

Return on attributed equity

Return on attributed equity (RoAE) for the first quarter was 21.5%, and 27.8% on an adjusted basis, consistent with our target of more than 15%. RoAE for the prior quarter was 15.2%, and 19.8% on an adjusted basis.

è	Refer to the discussion of “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information

Operating income by business unit: 1Q14 vs 4Q13

Corporate Client Solutions

Corporate Client Solutions revenues increased 9% to CHF 770 million from CHF 706 million, with improved performance in debt capital markets and lower risk management charges, partly offset by lower revenues in advisory and equity capital markets. In US dollar terms, revenues increased 10%.

Advisory revenues decreased 23% to CHF 153 million from CHF 198 million, mainly reflecting lower revenues from private transactions. In addition, fees decreased as the market fee pool, which excludes revenues from private transactions, declined 18%.

Equity capital markets revenues decreased 19% to CHF 196 million from CHF 243 million, as the market fee pool decreased 22%.

Debt capital markets revenues increased 46% to CHF 303 million from CHF 208 million, due to higher revenues from both investment grade and leveraged finance as market activity levels improved.

Financing solutions revenues increased 7% to CHF 128 million compared with CHF 120 million. Revenues from the structured financing business increased, partly offset by a decline in real estate finance revenues.

Risk management revenues improved to negative CHF 10 million from negative CHF 63 million, mainly due to the positive effect of widening credit spreads during the quarter.

Investor Client Services

Investor Client Services revenues increased 23% to CHF 1,420 million from CHF 1,156 million, due to higher revenues in both the equities and foreign exchange, rates and credit businesses. In US dollar terms, revenues increased 24%.

Equities

Equities revenues increased to CHF 1,037 million from CHF 858 million, with stronger performance across all sectors mainly reflecting seasonally higher client activity levels.

Cash revenues increased to CHF 387 million compared with CHF 317 million, as a result of higher commission income and strong trading revenues across all regions.

Derivatives revenues increased to CHF 319 million from CHF 238 million. Revenues benefited from higher market activity levels and a stronger trading performance, particularly in Europe, Middle East and Africa as well as Asia Pacific.

Financing services revenues increased to CHF 335 million from CHF 299 million. Revenues improved across equity finance, prime brokerage and clearing and execution, mainly as a result of higher trading revenues and financing balances.

Other equities revenues were negative CHF 3 million in the first quarter compared with positive CHF 4 million in the fourth quarter.

Foreign exchange, rates and credit

Foreign exchange, rates and credit revenues increased to CHF 382 million from CHF 297 million, with improved performance in both the foreign exchange and rates and credit businesses.

40

UBS business divisions and Corporate Center

Foreign exchange revenues increased, mainly due to higher revenues from our foreign exchange options and emerging market short-term interest rate businesses, stemming from improved market liquidity and higher client activity levels.

Rates and credit revenues increased, mainly due to improved trading revenues in both the solutions and flow businesses. The first quarter included negative debit valuation adjustments of CHF 5 million compared with negative debit valuation adjustments of CHF 11 million in the prior quarter.

Personnel: 1Q14 vs 4Q13

The Investment Bank employed 11,860 personnel as of 31 March 2014, an increase of 245 compared with 11,615 as of 31 December 2013, mainly due to increased front office personnel as well as an increase in personnel allocated from Corporate Center shared services units.

Results: 1Q14 vs 1Q13

Profit before tax was CHF 425 million compared with CHF 977 million in the first quarter of 2013, mainly as a result of lower revenues. The first quarter of 2013 included revenues from a large private transaction in Corporate Client Solutions, as well as gains from the sale of our remaining proprietary trading business and revenues on equity investments, prior to their transfer to Corporate Center – Non-core and Legacy Portfolio. Excluding the net gain on the sale of our remaining proprietary business in the first quarter of 2013 and restructuring charges in both quarters, adjusted profit before tax was CHF 549 million compared with CHF 928 million.

Revenues in Corporate Client Solutions decreased 23% to CHF 770 million from CHF 997 million, mainly as a result of lower equity capital markets revenues due to a large private transaction recorded in the first quarter of 2013, partly offset by lower risk management charges and higher debt capital markets and advisory revenues. In US dollar terms, revenues decreased 19%.

Investor Client Services revenues declined 21% to CHF 1,420 million from CHF 1,787 million. In US dollar terms, revenues declined 17%. Equities revenues decreased 11% to CHF 1,037 million from CHF 1,168 million, mainly due to lower revenues in other equities and derivatives, partly offset by improved revenues in cash and financing services. Cash revenues increased mainly due to higher trading revenues. Derivatives revenues in Europe, Middle East and Africa as well as Asia Pacific declined compared with the first quarter of 2013, which benefited from higher market liquidity. Within financing services, revenues rose across equity finance, prime brokerage and clearing and execution services. Other equities revenues decreased as the first quarter of 2013 included gains from the sale of our remaining proprietary trading business and revenues on equity investments, prior to their transfer to Corporate Center – Non-core and Legacy Portfolio. Foreign exchange, rates and credit revenues decreased 38% to CHF 382 million from CHF 619 million, with lower revenues across most products as client activity levels decreased significantly, reflecting the broader market climate.

Total operating expenses decreased 2% to CHF 1,765 million compared with CHF 1,806 million. Adjusted operating expenses were CHF 1,641 million compared with CHF 1,800 million. In US dollar terms, adjusted operating expenses decreased 5%. Personnel expenses decreased to CHF 1,191 million from CHF 1,265 million, mainly due to lower variable compensation expenses. General and administrative expenses increased to CHF 499 million from CHF 457 million, mainly due to higher professional fees, partly offset by the impact of our ongoing cost reduction programs.

41

Corporate Center

Corporate Center

Corporate Center reporting – Total1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Income excluding own credit	(8)	(411)	246	(98)
Own credit[2]	88	(94)	(181)
Credit loss (expense)/recovery[3]	0	11	(2)	(100)	(100)
Total operating income	80	(495)	63		27
Personnel expenses	243	231	287	5	(15)
General and administrative expenses	213	244	675	(13)	(68)
Services (to)/from other business divisions	15	28	(4)	(46)
Depreciation and impairment of property and equipment	9	12	31	(25)	(71)
Amortization and impairment of intangible assets	2	1	1	100	100
Total operating expenses[4]	481	516	989	(7)	(51)
Operating profit/(loss) before tax	(401)	(1,011)	(926)	(60)	(57)

Additional information
Average attributed equity (CHF billion)[5]	21.3	21.4	24.8	0	(14)
Total assets (CHF billion)[6]	423.6	462.5	635.0	(8)	(33)
Risk-weighted assets (fully applied, CHF billion)[7]	83.1	84.2	113.9	(1)	(27)
Risk-weighted assets (phase-in, CHF billion)[7]	83.8	84.9	114.6	(1)	(27)
Leverage ratio denominator (phase-in, CHF billion)[8]	363.1	394.5		(8)
Personnel before allocations (full-time equivalents)	23,984	24,082	25,361	0	(5)
Allocations to business divisions (full-time equivalents)	(21,487)	(21,441)	(22,361)	0	(4)
Personnel after allocations (full-time equivalents)	2,497	2,640	3,000	(5)	(17)
1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 31 March 2014 amounts to CHF 0.5 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    3  Includes credit loss (expense)/recovery on reclassified and acquired securities.    4  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    6  Based on third-party view, i.e., without intercompany balances.    7  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    8  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

42

UBS business divisions and Corporate Center

Corporate Center – Core Functions

Corporate Center – Core Functions recorded a loss before tax of CHF 176 million in the first quarter of 2014 compared with a loss of CHF 565 million in the prior quarter. The first quarter included operating expenses remaining in Corporate Center – Core Functions, after service allocations, of CHF 227 million and treasury income remaining in Corporate Center – Core Functions of negative CHF 46 million, partly offset by an own credit gain of CHF 88 million.

Corporate Center reporting – Core Functions1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Treasury income remaining in Corporate Center – Core Functions	(46)	(343)	(217)	(87)	(79)
Own credit[2]	88	(94)	(181)
Other	9	72	(43)	(88)
Total operating income	51	(365)	(441)
Personnel expenses	139	119	146	17	(5)
General and administrative expenses	85	71	94	20	(10)
Services (to)/from other business divisions	0	5	0	(100)
Depreciation and impairment of property and equipment	2	4	(1)	(50)
Amortization and impairment of intangible assets	1	0	0
Total operating expenses[3]	227	200	239	14	(5)
Operating profit/(loss) before tax	(176)	(565)	(680)	(69)	(74)

Additional information
Average attributed equity (CHF billion)[4]	15.3	13.7	10.9	12	40
Total assets (CHF billion)[5]	233.4	247.4	252.8	(6)	(8)
Risk-weighted assets (fully applied, CHF billion)[6]	23.0	20.7	19.1	11	20
Risk-weighted assets (phase-in, CHF billion)[6]	23.8	21.3	19.7	12	21
Leverage ratio denominator (phase-in, CHF billion)[7]	228.8	234.5		(2)
Personnel before allocations (full-time-equivalents)	23,790	23,860	25,038	0	(5)
Allocations to business divisions and CC – Non-core and Legacy Portfolio (full-time-equivalents)	(22,838)	(22,804)	(23,946)	0	(5)
Personnel after allocations (full-time equivalents)	951	1,055	1,092	(10)	(13)

Corporate Center – Core Functions – expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio
Personnel expenses	1,020	1,044	1,110	(2)	(8)
General and administrative expenses	979	1,089	1,134	(10)	(14)
Depreciation and impairment of property and equipment	180	206	197	(13)	(9)
Amortization and impairment of intangible assets	1	1	1	0	0
Total operating expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio[3]	2,180	2,340	2,442	(7)	(11)
Net allocations to business divisions	(1,953)	(2,140)	(2,203)	(9)	(11)
of which: Wealth Management	(487)	(540)	(524)	(10)	(7)
of which: Wealth Management Americas	(260)	(294)	(284)	(12)	(8)
of which: Retail & Corporate	(289)	(331)	(331)	(13)	(13)
of which: Global Asset Management	(117)	(136)	(134)	(14)	(13)
of which: Investment Bank	(661)	(683)	(593)	(3)	11
of which: Non-core and Legacy Portfolio	(137)	(157)	(337)	(13)	(59)
Total operating expenses[3]	227	200	239	14	(5)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held on 31 March 2014 amounts to CHF 0.5 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    3  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    5  Based on third-party view, i.e., without intercompany balances.    6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

43

Corporate Center

Results

Operating income

Total operating income was CHF 51 million in the first quarter of 2014, which included an own credit gain on financial liabilities designated at fair value of CHF 88 million, partly offset by treasury income remaining in Corporate Center – Core Functions of negative CHF 46 million. Total operating income in the prior quarter was negative CHF 365 million.

è	Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information on own credit

Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was negative CHF 46 million. The first quarter of 2014 included central funding costs of CHF 165 million which were retained in Group Treasury. This was partly offset by a gain of CHF 49 million related to our macro cash flow hedges, trading gains of CHF 36 million on derivative instruments which are used to economically hedge our financial investments available-for-sale portfolio as well as CHF 33 million of interest income related to preferred securities.

Compared with the prior quarter, treasury income remaining in Corporate Center – Core Functions improved to negative CHF 46 million from negative CHF 343 million. This improvement was mainly due to CHF 104 million lower losses from cross-currency basis swaps which are held as economic hedges as well as the net loss of CHF 75 million related to the buyback of debt in a public tender offer recorded in the fourth quarter of 2013. In addition, the first quarter of 2014 included a gain of CHF 49 million related to our macro cash flow hedges compared with a loss of CHF 10 million in the prior quarter. Furthermore, in the fourth quarter of 2013 we realized losses of CHF 37 million on sales of financial investments held in the available-for-sale portfolio which was transferred from Wealth Management Americas to Group Treasury in 2013 and foreign currency translation losses of CHF 24 million.

è	Refer to the “Liquidity and funding management” section of this report for more information on funding costs

The first quarter of 2014 included an own credit gain on financial liabilities designated at fair value of CHF 88 million, primarily as life-to-date own credit losses partially reversed due to time decay, partly offset by the impact of a marginal tightening of our funding spreads over the quarter. The prior quarter included an own credit loss on financial liabilities of CHF 94 million.

Operating income excluding own credit and treasury income was CHF 9 million in the first quarter of 2014 and included a gain on sale of real estate of CHF 23 million as well as CHF 23 million in net funding costs related to the goodwill and intangible assets that arose from the PaineWebber acquisition. Compared with the prior quarter, income related to other items decreased to CHF 9 million from CHF 72 million, mainly as gains on sales of real estate declined by CHF 38 million and as the prior quarter included a CHF 34 million credit related to the partial release of a provision for litigation, regulatory and similar matters.

Operating expenses before service allocations

On a gross basis before service allocations to the business divisions and Corporate Center – Non-core and Legacy Portfolio, total operating expenses decreased by CHF 160 million to CHF 2,180 million in the first quarter of 2014. Restructuring charges were CHF 93 million compared with CHF 177 million in the prior quarter, mainly reflecting reduced real estate-related restructuring charges partly offset by higher personnel-related restructuring charges. Excluding restructuring charges, adjusted operating expenses before service allocations decreased by CHF 76 million to CHF 2,087 million.

Personnel expenses decreased by CHF 24 million to CHF 1,020 million. On an adjusted basis, excluding net restructuring charges of CHF 60 million in the first quarter of 2014 and CHF 36 million in the fourth quarter of 2013, personnel expenses decreased by CHF 48 million, mainly due to lower variable compensation expenses, partly offset by expenses for untaken vacation accruals compared with a release of accruals in the prior quarter.

General and administrative expenses decreased by CHF 110 million to CHF 979 million. On an adjusted basis, excluding net restructuring charges of CHF 32 million in the first quarter of 2014 and CHF 119 million in the fourth quarter of 2013, general and administrative expenses decreased by CHF 23 million, mainly due to lower expenses for rent and maintenance of real estate, decreased marketing costs as well as reduced business outsourcing activities. These decreases were partly offset by higher professional fees.

Depreciation and impairment of property and equipment decreased to CHF 180 million from CHF 206 million, mainly as the

44

UBS business divisions and Corporate Center

fourth quarter of 2013 included real estate-related restructuring charges and an impairment of previously capitalized software.

The business divisions and Non-core and Legacy Portfolio were charged CHF 1,953 million for shared services, a decrease of CHF 187 million, primarily related to both lower restructuring charges and variable compensation expenses.

Operating expenses after service allocations

Total operating expenses remaining in Corporate Center – Core Functions after allocations to the business divisions and Non-core and Legacy Portfolio increased to CHF 227 million from CHF 200 million, mainly due to expenses for untaken vacation accruals compared with a release of accruals in the prior quarter.

Operating expenses remaining in Corporate Center – Core Functions related mainly to Group governance functions and other corporate activities.

è

Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information on the refinement to the allocation of operating costs for internal services

Risk-weighted assets

Fully applied Basel III risk-weighted assets increased to CHF 23 billion as of 31 March 2014 compared with CHF 21 billion as of 31 December 2013.

è	Refer to the “Capital management” section of this report for more information on risk-weighted assets

Personnel

As of 31 March 2014, Corporate Center – Core Functions employed 23,790 personnel compared with 23,860 at the end of the prior quarter. The decrease of 70 personnel was mainly related to our ongoing cost reduction programs. As of 31 March 2014, 22,838 personnel were allocated to the business divisions as well as Non-core and Legacy Portfolio, based on services consumed. Personnel remaining in Corporate Center – Core Functions after allocations decreased to 951 from 1,055 and related to Group governance functions and other corporate activities.

Results: 1Q14 vs 1Q13

Corporate Center – Core Functions recorded a loss before tax of CHF 176 million in the first quarter of 2014 compared with a loss before tax of CHF 680 million in the first quarter of 2013.

Total operating income was CHF 51 million in the first quarter of 2014 compared with negative CHF 441 million in the first quarter of 2013.

Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was negative CHF 46 million compared with negative CHF 217 million. This improvement was mainly due to the net loss of CHF 119 million related to the buyback of debt in a public tender offer in the first quarter of 2013. Furthermore, the first quarter of 2014 included a gain of CHF 49 million related to our macro cash flow hedges compared with a loss of CHF 66 million in the first quarter of 2013. The first quarter of 2013 also included realized gains of CHF 39 million on sales of financial investments held in the available-for-sale portfolio which was transferred from Wealth Management Americas to Group Treasury in 2013.

The first quarter of 2014 included an own credit gain on financial liabilities designated at fair value of CHF 88 million compared with a loss of CHF 181 million in the same quarter a year earlier. Operating income excluding own credit and treasury income increased to positive CHF 9 million from negative CHF 43 million, mainly due to CHF 23 million higher gains on sales of real estate.

On a gross basis before service allocations to the business divisions and Non-core and Legacy Portfolio, total operating expenses decreased by CHF 262 million to CHF 2,180 million. Restructuring charges were CHF 93 million compared with CHF 269 million, mainly reflecting reduced real estate-related restructuring charges partly offset by higher personnel-related restructuring charges. Excluding restructuring charges, adjusted operating expenses before service allocations were CHF 2,087 million compared with CHF 2,173 million. This decrease of CHF 86 million was mainly due to lower variable compensation expenses, the effect of further headcount reductions related to our ongoing cost reduction programs and CHF 25 million lower charges for provisions for litigation, regulatory and similar matters. These decreases were partly offset by increased outsourcing activities and professional fees.

45

Corporate Center

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 225 million in the first quarter of 2014 compared with a loss of CHF 446 million in the prior quarter, mainly due to an improvement of CHF 49 million in debit valuation adjustments, revaluation gains in our credit business and lower losses from unwind and novation activities. Furthermore, the fourth quarter of 2013 included a charge of CHF 68 million for the annual UK bank levy. The first quarter included total operating expenses of CHF 254 million compared with CHF 317 million in the prior quarter. Fully applied risk-weighted assets decreased by CHF 3 billion to CHF 60 billion.

Corporate Center reporting – Non-core and Legacy Portfolio1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Non-core	17	(104)	231		(93)
Legacy Portfolio	13	(36)	274		(95)
of which: SNB StabFund option	(1)	(28)	245	(96)
Income	30	(140)	506		(94)
Credit loss (expense)/recovery[2]	0	11	(2)	(100)	(100)
Total operating income	29	(130)	504		(94)
Personnel expenses	104	112	141	(7)	(26)
General and administrative expenses	128	173	580	(26)	(78)
Services (to)/from other business divisions	15	23	(4)	(35)
Depreciation and impairment of property and equipment	7	8	31	(13)	(77)
Amortization and impairment of intangible assets	0	1	1	(100)	(100)
Total operating expenses[3]	254	317	749	(20)	(66)
Operating profit/(loss) before tax	(225)	(446)	(245)	(50)	(8)

Additional information
Average attributed equity (CHF billion)[4]	6.0	7.7	13.9	(22)	(57)
Total assets (CHF billion)[5]	190.2	215.1	382.2	(12)	(50)
Risk-weighted assets (fully applied, CHF billion)[6]	60.1	63.5	94.9	(5)	(37)
Risk-weighted assets (phase-in, CHF billion)[6]	60.1	63.5	94.9	(5)	(37)
Leverage ratio denominator (phase-in, CHF billion)[7]	134.3	160.0		(16)
Personnel after allocations (full-time equivalents)	1,546	1,585	1,908	(2)	(19)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards.    2  Includes credit loss (expense)/recovery on reclassified and acquired securities.    3  Refer to “Note 16 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Capital management” section of our Annual Report 2013 for more information on the equity attribution framework.    5  Based on third-party view, i.e., without intercompany balances.    6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    7  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.

46

UBS business divisions and Corporate Center

Operating income by business unit

Non-core

Income was CHF 17 million compared with a loss of CHF 104 million in the prior quarter, mainly as debit valuation adjustments improved to negative CHF 19 million from negative CHF 68 million. Furthermore, the first quarter of 2014 included lower losses from unwind and novation activities.

Legacy Portfolio

Income was CHF 13 million compared with a loss of CHF 36 million in the prior quarter, mainly due to gains on reference-linked notes and real estate portfolios due to market movements, partly offset by the negative effect of increased credit valuation adjustment reserves. The prior quarter also included a charge of CHF 34 million relating to tax obligations of the SNB StabFund.

Credit loss expense/recovery

In the first quarter of 2014, credit losses were zero compared with net credit loss recoveries of CHF 11 million in the prior quarter, which mainly related to sales and redemptions of student loan auction rate securities impaired in prior periods.

Operating expenses

Total operating expenses decreased to CHF 254 million from CHF 317 million.

Personnel expenses decreased by CHF 8 million to CHF 104 million, mainly due to lower variable compensation expenses.

General and administrative expenses decreased by CHF 45 million to CHF 128 million, mainly due to a charge of CHF 68 million for the annual UK bank levy in the fourth quarter of 2013, partly offset by CHF 49 million higher charges for provisions for litigation, regulatory and similar matters in the first quarter of 2014. Furthermore, restructuring charges decreased to CHF 4 million from CHF 14 million in the prior quarter.

Charges for services from other business divisions decreased by CHF 8 million to CHF 15 million, mainly as a result of reduced consumption of shared services.

Risk-weighted assets

Fully applied risk-weighted assets (RWA) for Non-core and Legacy Portfolio decreased by CHF 3 billion to CHF 60 billion.

Non-core RWA decreased by CHF 4 billion to CHF 29 billion as a result of continued activity targeted at reducing over-the-counter derivative exposures by means of negotiated bilateral settlements with specific counterparties, third-party novations and trade compressions. Legacy Portfolio RWA were unchanged at CHF 31 billion.

è

Refer to the discussions of “Corporate Center – Non-core and Legacy Portfolio” and “Capital management” in the “Risk and treasury management” section of this report for more information on risk-weighted assets

Balance sheet assets

Balance sheet assets decreased to CHF 190 billion as of 31 March 2014 from CHF 215 billion as of 31 December 2013. Positive replacement values fell by CHF 21 billion, largely due to a reduction in Non-core, mainly as a result of trade migrations, compressions and market movements. Funded assets decreased by CHF 3 billion, mainly due to the full exit of precious metal holdings held on behalf of clients and the maturing of the last remaining trade in the structured reverse repo portfolio, both in Non-core.

Personnel

As of 31 March 2014, a total of 1,546 personnel were employed within Non-core and Legacy Portfolio compared with 1,585 as of 31 December 2013. Front office personnel decreased to 195 from 222 and personnel allocated from Corporate Center shared services units decreased to 1,351 from 1,363.

Results: 1Q14 vs 1Q13

Non-core and Legacy Portfolio recorded a loss before tax of CHF 225 million in the first quarter of 2014 compared with a loss of CHF 245 million in the first quarter of 2013.

Total operating income was CHF 29 million compared with CHF 504 million.

Non-core income was CHF 17 million compared with CHF 231 million. This decrease related mainly to favorable market conditions in the first quarter of 2013 ahead of any material unwind activity resulting from the accelerated implementation of our strategy.

Legacy Portfolio income decreased to CHF 13 million from CHF 274 million, mainly as the first quarter of 2013 included a gain of CHF 240 million from the revaluation of our option to acquire the SNB StabFund’s equity.

Total operating expenses decreased by CHF 495 million to CHF 254 million, largely due to CHF 292 million lower charges for provisions for litigation, regulatory and similar matters as well as CHF 180 million lower restructuring charges.

47

48

Risk and treasury management Management report

Risk and treasury management

51	Risk and treasury management key developments	74	Capital management
		75	Swiss SRB Basel III capital framework
		75	Regulatory framework
52	Risk management and control	75	Capital requirements
52	Overview of risks arising from our business activities	77	Swiss SRB Basel III capital information
53	Credit risk – internal risk view	77	Capital ratios
53	Banking products	77	Eligible capital
53	Traded products	77	Common equity tier 1 (CET1) and tier 1 capital
57	Market risk	78	Tier 2 capital
57	Interest rate risk in the banking book	79	Additional capital information
62	Country risk	80	Differences between Swiss SRB and BIS Basel III capital
62	Exposures to selected eurozone countries	80	Risk-weighted assets
64	Operational risk	80	Credit risk
65	Corporate Center – Non-core and Legacy Portfolio	81	Non-counterparty-related risk
65	Non-core	81	Market risk
65	Legacy Portfolio	81	Operational risk
		81	Sensitivity to currency movements
68	Balance sheet	85	Swiss SRB leverage ratio
68	Assets	85	Swiss SRB leverage ratio requirements
69	Liabilities	85	Developments during the first quarter of 2014
70	Equity	88	Equity attribution and return on attributed equity
70	Intra-quarter balances	90	UBS shares

71	Liquidity and funding management
71	Strategy and Objectives
71	Liquidity
71	Funding

50

Risk and treasury management

Risk and treasury management

key developments

Risk management and control

We maintained our focus on managing down risks within Corporate Center – Non-core and Legacy Portfolio. On a Group level, market risks remained low and our credit risk profile was stable over the quarter, with an overall net credit loss recovery.

Effective 1 January 2014, our Compliance function merged with the Operational Risk Control unit, enhancing Risk Control’s ability to control the Group’s primary and consequential risks in a fully integrated way.

Balance sheet

As of 31 March 2014, our balance sheet assets stood at CHF 983 billion, a decrease of CHF 36 billion from 31 December 2013, primarily due to a continued reduction in positive replacement values in both Corporate Center – Non-core and Legacy Portfolio and the Investment Bank. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter (OTC) derivatives, increased by CHF 3 billion to CHF 742 billion. This increase mainly reflected client-driven increases in trading portfolio assets in the Investment Bank and lending activity in Wealth Management, partly offset by reduced collateral trading assets in Corporate Center – Core Functions. Excluding currency effects, funded assets increased by approximately CHF 6 billion.

Liquidity and funding management

Our liquidity position remained strong during the quarter and we further optimized our funding profile through the issuance of EUR 2.0 billion of 12-year low-trigger, loss-absorbing, Basel III-compliant subordinated notes with a non-deferrable coupon at an initial rate of 4.75%. These notes qualify as progressive buffer capital in compliance with Swiss regulations for systemically important banks and contributed to the further strengthening of our Swiss systemically relevant banks (SRB) leverage ratio.

Capital management

Our fully applied common equity tier 1 (CET1) capital ratio improved 0.4 percentage points to 13.2% as of 31 March 2014 and we have exceeded our 2014 CET1 capital ratio target. Fully applied CET1 capital increased by CHF 1.0 billion to CHF 29.9 billion, mainly due to the first quarter net profit. Risk-weighted assets on a fully applied basis increased by CHF 2 billion to CHF 227 billion. On a phase-in basis, our CET1 capital ratio declined 0.6 percentage points to 17.9%, mainly due to the CHF 1.0 billion decrease in phase-in CET1 capital to CHF 41.2 billion, mostly arising from the effect of capital deductions related to transitional effects applicable from 1 January 2014, partly offset by the first quarter net profit. Our Swiss SRB leverage ratio improved 0.3 percentage points to 5.0% on a phase-in basis, mainly due to the reduction of the leverage ratio denominator as well as through the aforementioned issuance of low-trigger, loss-absorbing, Basel III-compliant subordinated notes.

51

Risk management and control

Risk management and control

Risk profile of the Group

Overview of risks arising from our business activities

The table below presents the key drivers of tangible attributed equity by business division and Corporate Center, being risk-weighted assets (RWA), Swiss SRB leverage ratio denominator (LRD) and risk-based capital (RBC), as well as the average tangible attributed equity, total assets and adjusted operating profit before tax. Along with the description of key risks by business division and Corporate Center presented in our Annual Report 2013, this table provides an overview of how the activities in our business divisions and Corporate Center are reflected in our risk measures, along with their respective performance.

The table is followed by sections providing an update for the first quarter of 2014 on developments in credit risk (comprising banking products and traded products), market risk (including interest rate risk in the banking book), country risk and operational risk.

The “Capital management” section of this report provides an update on the development of RWA, LRD and attributed equity during the quarter. RBC remained broadly stable at CHF 33 billion for the Group as of 31 March 2014.

è	Refer to the “Capital management” section of this report and our Annual Report 2013 for more information on RWA, LRD and our equity attribution framework
è	Refer to “Statistical measures” in the “Risk, treasury and capital management” section of our Annual Report 2013 for more information on RBC

Risk measures and performance

	Wealth Management		Wealth Management Americas		Retail & Corporate		Global Asset Management		Investment Bank		CC – Core Functions		CC – Non-core and Legacy Portfolio
CHF billion, as of or for the quarter ended	31.3.14	31.12.13	31.3.14	31.12.13	31.3.14	31.12.13	31.3.14	31.12.13	31.3.14	31.12.13	31.3.14	31.12.13	31.3.14	31.12.13
Risk-weighted assets (phase-in)[1]	21.8	21.4	24.6	24.5	33.6	31.4	3.6	3.8	62.5	62.6	23.8	21.3	60.1	63.5
of which: credit risk	12.0	11.9	8.1	8.1	32.1	29.9	2.4	2.7	33.6	35.5	5.8	4.8	25.9	31.3
of which: market risk	0.0	0.0	1.0	1.6	0.0	0.0	0.0	0.0	7.8	7.6	(4.0)[2]	(4.9)[2]	10.7	9.4
of which: operational risk	9.5	9.2	15.4	14.8	1.4	1.4	1.1	1.1	20.9	19.4	9.4	9.2	23.5	22.8
Leverage ratio denominator[3]	125.4	122.1	56.0	57.2	164.2	164.7	13.7	14.0	271.7	275.3	228.8	234.5	134.3	160.0
Risk-based capital[4]	1.8	1.7	1.3	1.2	3.7	3.7	0.8	0.6	7.2	6.5	12.8	13.6	4.9	4.6
Average tangible attributed equity	2.7	2.6	2.1	2.1	4.2	3.8	0.5	0.5	7.7	7.7	11.7	10.0	6.0	7.7
Total assets	115.4	109.8	45.4	45.5	142.7	141.4	13.3	14.2	242.1	245.0	233.4	247.4	190.2	215.1
Operating profit/(loss) before tax (adjusted)[5]	0.7	0.5	0.3	0.3	0.4	0.3	0.1	0.1	0.5	0.4	(0.3)	(0.5)	(0.2)	(0.4)

1  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    2  Negative market risk numbers are due to the diversification effect allocated to CC – Core Functions.    3  The leverage ratio denominator is also referred to as “total adjusted exposure” and is calculated in accordance with Swiss SRB leverage ratio requirements. Data represent the average of the total adjusted exposure at the end of the three months preceding the end of the reporting period. Refer to the “Capital management” section of this report for more information.    4  Refer to “Statistical measures” in the “Risk management and control” section of our Annual Report 2013 for more information on risk-based capital.    5  Adjusted results are non-GAAP financial measures as defined by SEC Regulations. Refer to the table “Adjusted results” in the “Group performance” section of this report for more information.

52

Risk and treasury management

Credit risk – internal risk view

Except where stated otherwise, the exposures detailed in this section are based on our internal management view of credit risk which differs in certain respects from the measurement requirements of IFRS.

Banking products

Gross banking products exposures increased by CHF 14 billion to CHF 467 billion over the quarter, of which CHF 292 billion related to loans. The majority of these loan exposures were within our Retail & Corporate and wealth management businesses and were secured by residential and commercial properties or by securities.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2013 for more information on credit risk, impairment and default

In Wealth Management Americas, impairments related to securities-backed loan facilities collateralized by Puerto Rico municipal securities and related funds decreased to CHF 20 million from CHF 25 million. Our total lending exposure against Puerto Rico municipal securities and closed-end fund collateral as of 31 March 2014 was USD 0.8 billion, reduced from USD 1.0 billion at the end of the prior quarter, primarily due to share buybacks by some of the closed-end funds. The associated collateral had a market value of USD 2.2 billion as of 31 March 2014. For a significant number of these loans, UBS has recourse to the borrower. On 31 March 2014, UBS had less than USD 40 million of direct exposure to Puerto Rico municipal securities and related funds arising from secondary market activities.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2013 for more information on our exposures to Puerto Rico municipal securities and associated closed-end funds

Our Swiss mortgage portfolio in Retail & Corporate and Wealth Management grew marginally over the quarter. The overall composition of the portfolio and the distribution of exposures across loan-to-value (LTV) buckets remained consistent with the position as of 31 December 2013. Average LTV for newly originated loans was 59% compared with the average LTV for the portfolio as a whole of 54%. In the Swiss residential mortgage loan book, over 99.8% of the aggregate amount of loans would continue to be covered by the real estate collateral even if the value assigned to that collateral were to decrease by 20%, and 98.7% would remain covered if collateral values decreased by 30%, both of which were largely unchanged as of 31 March 2014 compared with year-end 2013.

Our Swiss corporate lending portfolio consists of loans to multinational and domestic counterparties. Although this portfolio is well-diversified across industries, these Swiss counterparties are, in general, highly reliant on the domestic economy and the economies to which they export, predominantly the European Union (EU). We continue to closely monitor developments in these economies.

Traded products

Credit exposure arising from traded products, after reflecting the effects of master netting agreements but before deduction of specific credit valuation adjustments and credit hedges, decreased by CHF 6 billion to CHF 44 billion. CHF 21 billion of this exposure arises from OTC derivatives, primarily within Corporate Center – Non-core and Legacy Portfolio and the Investment Bank, for which the exposure decreased by CHF 7 billion to CHF 16 billion over the quarter. As counterparty risk for traded products exposure is managed at a counterparty level, no split between exposures in the Investment Bank and those in Non-core and Legacy Portfolio is provided. A further CHF 15 billion of traded products credit risk relates to securities financing transactions, primarily within the Investment Bank, largely unchanged compared with year-end 2013.

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Allowances and provisions for credit losses1

	IFRS exposure, gross[2]		Impaired exposure		Estimated liquidation proceeds of collateral		Allowances and provisions for credit losses[3]		Impairment ratio (%)
CHF million, except where indicated	31.3.14	31.12.13	31.3.14	31.12.13[4]	31.3.14	31.12.13[4]	31.3.14	31.12.13	31.3.14	31.12.13[4]

Group
Balances with central banks	86,420	78,912
Due from banks	19,771	17,232	13	49			14	15	0.1	0.3
Loans	295,462	287,665	1,134	1,192	265	318	623	671	0.4	0.4
Guarantees	18,217	18,798	70	77	3	2	58	61	0.4	0.4
Loan commitments	56,856	54,913	5	24	0	0			0.0	0.0
Total	476,726	457,520	1,121	1,342	268	321	695	747	0.3	0.3

Wealth Management
Balances with central banks	293	356
Due from banks	1,270	1,243
Loans	102,174	96,813	74	76	5	5	69	71	0.1	0.1
Guarantees	2,200	2,277
Loan commitments	1,939	1,646
Total	107,875	102,335	74	76	5	5	69	71	0.1	0.1

Wealth Management Americas
Balances with central banks	0	0
Due from banks	1,579	1,706
Loans	34,996	34,846	32	82	11	42	22	41	0.1	0.2
Guarantees	465	416
Loan commitments	734	601
Total	37,773	37,569	32	82	11	42	22	41	0.1	0.2

Retail & Corporate
Balances with central banks	0	0
Due from banks	3,026	2,756	13	41			14	14	0.4	1.5
Loans	137,290	136,499	914	932	203	227	503	528	0.7	0.7
Guarantees	9,225	9,741	25	31	3	2	13	16	0.3	0.3
Loan commitments	7,012	7,045	1	18	0	0			0.0	0.3
Total	156,555	156,042	952	1,022	206	230	531	558	0.6	0.7

Global Asset Management
Balances with central banks	0	0
Due from banks	449	586
Loans	48	152
Guarantees	0	1
Loan commitments	49	49
Total	545	787	0	0	0	0	0	0	0.0	0.0

1  Excludes CHF 3 million allowances for securities financing (31 December 2013: CHF 2 million).    2  The measurement requirements of IFRS differ in certain respects from our internal management view of credit risk.    3  Includes CHF 10 million (31 December 2013: CHF 20 million) in collective loan loss allowances for credit losses.    4  In 2014, we restated the impaired exposure and the estimated liquidation proceeds of collateral for loans in Wealth Management Americas for 31 December 2013. As a result, the impaired loan exposure in Wealth Management Americas was increased by CHF 42 million with a corresponding increase in the estimated liquidation proceeds of collateral and a 0.1 percentage point increase in the impairment ratio.

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Risk and treasury management

Allowances and provisions for credit losses1 (continued)

	IFRS exposure, gross[2]		Impaired exposure		Estimated liquidation proceeds of collateral		Allowances and provisions for credit losses[3]		Impairment ratio (%)
CHF million, except where indicated	31.3.14	31.12.13	31.3.14	31.12.13[4]	31.3.14	31.12.13[4]	31.3.14	31.12.13	31.3.14	31.12.13

Investment Bank
Balances with central banks	334	145
Due from banks	7,901	7,550					0
Loans	11,468	10,589	19	19			9	11	0.2	0.2
Guarantees	5,821	5,884	45	45			45	45	0.8	0.8
Loan commitments	39,243	35,353	2	4					0.0	0.0
Total	64,767	59,521	66	69	0	0	54	56	0.1	0.1

Corporate Center – Core Functions
Balances with central banks	85,793	78,403
Due from banks	5,094	2,912
Loans	1,549	394					0	0
Guarantees	12	12
Loan commitments	21	22
Total	92,468	81,743	0	0	0	0	0	0	0.0	0.0

Group, excluding CC – Non-core and Legacy Portfolio
Balances with central banks	86,420	78,905
Due from banks	19,319	16,754	13	41			14	14	0.1	0.2
Loans	287,525	279,292	1,039	1,109	219	274	604	651	0.4	0.4
Guarantees	17,723	18,330	70	76	3	2	58	61	0.4	0.4
Loan commitments	48,997	44,716	3	23	0	0			0.0	0.1
Total	459,984	437,997	1,124	1,248	222	276	676	727	0.2	0.3

CC – Non-core
Balances with central banks	0	7
Due from banks	111	116		8			0	1		7.3
Loans	905	1,001	36	23			11	9	3.9	2.3
Guarantees	375	468	0	2					0.0	0.3
Loan commitments	7,818	10,143	1	1					0.0	0.0
Total	9,208	11,735	37	35	0	0	11	10	0.4	0.3

CC – Legacy Portfolio
Balances with central banks	0	0
Due from banks	342	362
Loans	7,031	7,372	60	60	46	44	8	11	0.9	0.8
Guarantees	120	0
Loan commitments	41	54
Total	7,534	7,788	60	60	46	44	8	11	0.8	0.8

1  Excludes CHF 3 million allowances for securities financing (31 December 2013: CHF 2 million).    2  The measurement requirements of IFRS differ in certain respects from our internal management view of credit risk.    3  Includes CHF 10 million (31 December 2013: CHF 20 million) in collective loan loss allowances for credit losses.    4  In 2014, we restated the impaired exposure and the estimated liquidation proceeds of collateral for loans in Wealth Management Americas for 31 December 2013. As a result, the impaired loan exposure in Wealth Management Americas was increased by CHF 42 million with a corresponding increase in the estimated liquidation proceeds of collateral.

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Composition of Wealth Management loan portfolio, gross

CHF million, except where indicated	31.3.14		31.12.13
	CHF million	%	CHF million	%
Secured by residential property	34,010	33.3	33,425	34.5
Secured by commercial/industrial property	2,178	2.1	2,204	2.3
Secured by cash	12,165	11.9	12,139	12.5
Secured by securities	44,044	43.1	40,054	41.4
Secured by guarantees and other collateral	9,239	9.0	8,519	8.8
Unsecured loans	538	0.5	472	0.5
Total loans, gross	102,174	100.0	96,813	100.0
Total loans, net of allowances and credit hedges	102,105		96,741
Composition of Wealth Management Americas loan portfolio, gross
CHF million, except where indicated	31.3.14		31.12.13
	CHF million	%	CHF million	%
Secured by residential property	5,862	16.8	5,635	16.2
Secured by commercial/industrial property
Secured by cash	762	2.2	820	2.4
Secured by securities	26,769	76.5	26,740	76.7
Secured by guarantees and other collateral	1,389	4.0	1,410	4.0
Unsecured loans[1]	213	0.6	241	0.7
Total loans, gross	34,996	100.0	34,846	100.0
Total loans, net of allowances and credit hedges	34,973		34,805
[1] Includes credit card exposure. Composition of Retail & Corporate loan portfolio, gross
CHF million, except where indicated	31.3.14		31.12.13
	CHF million	%	CHF million	%
Secured by residential property	99,615	72.6	99,155	72.6
Secured by commercial/industrial property	20,409	14.9	20,377	14.9
Secured by cash	256	0.2	247	0.2
Secured by securities	861	0.6	1,219	0.9
Secured by guarantees and other collateral	6,383	4.6	6,029	4.4
Unsecured loans	9,766	7.1	9,471	6.9
Total loans, gross	137,290	100.0	136,499	100.0
Total loans, net of allowances and credit hedges	136,787		135,971
Investment Bank: banking products[1]
CHF million			31.3.14	31.12.13
Total exposure, before deduction of allowances, provisions and hedges			51,904	52,186
Less: allowances, provisions			(35)	(36)
Less: credit protection bought (credit default swaps, notional)[2]			(10,135)	(9,843)
Net exposure after allowances, provisions and hedges			41,734	42,308

1  Risk view, excludes balances with central banks, internal risk adjustments and the vast majority of due from banks exposures.    2 The effect of portfolio hedges, such as index credit default swaps (CDS), and of loss protection from the subordinated tranches of structured credit protection has not been reflected in this table.

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Investment Bank: distribution of net banking products exposure, across internal UBS ratings and loss given default (LGD) buckets

CHF million, except where indicated			31.3.14						31.12.13
				LGD bucket				Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Internal UBS rating	Moody’s Investors Service mapping	Standard & Poor’s mapping	Exposure	0–25%	26–50%	51–75%	76–100%
Investment grade	Aaa to Baa3	AAA to BBB–	23,932	7,335	10,396	2,105	4,097	45	24,017	47
Sub-investment grade			17,802	10,405	5,151	877	1,368	28	18,290	26
of which: 6–9	Ba1 to B1	BB+ to B+	11,986	7,149	3,374	426	1,038	28	10,541	25
of which: 10–12	B2 to Caa	B to CCC	5,660	3,126	1,766	451	316	28	7,625	29
of which: 13 and defaulted	Ca and lower	CC and lower	156	130	11	0	14	19	124	17
Net banking products exposure, after application of credit hedges			41,734	17,740	15,547	2,982	5,465	38	42,308	38

Investment Bank and CC – Non-core and Legacy Portfolio: OTC derivatives exposure1

CHF million	31.3.14	31.12.13
Total exposure, before deduction of credit valuation adjustments, provisions and hedges	15,943	23,466
Less: credit valuation adjustments and provisions	(685)	(687)
Less: credit protection bought (credit default swaps, notional)	(791)	(965)
Net exposure after credit valuation adjustments, provisions and hedges	14,467	21,814

1  Net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law.

Market risk

The tables on the next page show minimum, maximum, average and period-end value-at-risk (VaR) by business division and Corporate Center and general market risk type. Market risk, measured as 1-day, 95% confidence level management VaR, increased by CHF 1 million to CHF 12 million over the quarter and remains at low levels by historical standards. There were no material changes to our VaR model in the first quarter of 2014 and there were no group backtesting exceptions in the first quarter or in the 12 months preceding the end of the quarter.

Also shown on the next pages are the statistics for regulatory VaR, stressed VaR and incremental risk charge (IRC) for the Group and by business division and Corporate Center, and the Group’s comprehensive risk measure (CRM) used to calculate market risk Basel III RWA.

Following the continued run down of the Non-core portfolios, certain residual positions have been migrated to the correlation portfolio included within the CRM, taking them out of the IRC calculation. This is consistent with the risk management of these positions going forward. The migration of these positions resulted in a significant reduction in diversification benefits in the IRC calculation, which, along with increased single-name risk in the Investment Bank, drove the increase in the IRC to CHF 182 million in the first quarter from CHF 110 million. The consequential increase in the CRM charge was more than offset by negotiated bilateral settlements of OTC contracts.

The resulting RWA for each model, and for risks-not-in-VaR, are shown in the table “Basel III RWA by risk type, exposure and reporting segment” in the “Capital management” section of this report.

è

Refer to the “Risk, treasury and capital management” section of our Annual Report 2013 for more information on market risk measures and the derivation of market risk Basel III RWA from the results of the models

Interest rate risk in the banking book

The interest rate sensitivity to a +1-basis-point parallel shift in yield curves decreased to CHF 1.0 million as of 31 March 2014 from CHF 2.4 million as of 31 December 2013. This was primarily due to a decrease of CHF 2.2 million in Wealth Management Americas’ interest rate sensitivity, mainly resulting from a recalibration of the mortgage whole-loan prepayment model due to reductions in observed mortgage prepayment rates. This reduction was partly offset by an increase in the interest rate sensitivity in Corporate Center – Core Functions of CHF 0.7 million.

Due to the low level of interest rates, downward moves by 100/200 basis points are floored to ensure that the resulting interest rates are not negative. This effect results in nonlinear behavior of the sensitivity, in particular in US dollar when combined with prepayment risk on US mortgages and related products.

è	Refer to “Interest rate risk in the banking book” in the “Risk, treasury and capital management” section of our Annual Report 2013 for more information

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Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and

Corporate Center and general market risk type1

	For the quarter ended 31.3.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				6	7	9	2	1
		Max.			17	10	12	5	3
			Average		9	8	10	3	2
				31.3.14	7	7	11	5	3
Total management VaR, Group	10	19	13	12	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	1	2	1	1	0	1	2	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	9	24	13	9	9	8	5	3	2
Corporate Center – Core Functions	3	5	3	3	0	3	0	1	0
Diversification effect2, [3]			(4)	(3)	0	(5)	(1)	(1)	0
Group, excluding CC – Non-core and Legacy Portfolio	9	23	13	9	9	8	7	3	2
CC – Non-core and Legacy Portfolio	9	11	10	10	2	5	9	1	0
	For the quarter ended 31.12.13
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				6	7	10	2	2
		Max.			16	12	16	7	3
			Average		9	9	13	3	2
				31.12.13	7	8	10	3	2
Total management VaR, Group	10	25	14	11	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	1	2	1	2	0	2	3	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	7	22	11	10	8	8	6	3	2
Corporate Center – Core Functions	3	6	4	4	0	3	1	1	0
Diversification effect2, [3]			(4)	(5)	0	(5)	(1)	(1)	0
Group, excluding CC – Non-core and Legacy Portfolio	8	25	12	10	8	8	8	3	2
CC – Non-core and Legacy Portfolio	9	13	11	11	4	5	10	1	0
1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may well occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.    3 As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

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Regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data) by business division and

Corporate Center and general market risk type1

	For the quarter ended 31.3.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				25	18	43	4	5
		Max.			45	48	53	43	15
			Average		31	30	47	19	10
				31.3.14	29	23	48	16	13
Total regulatory VaR, Group	35	58	44	39	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	3	11	5	4	0	5	8	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	32	60	40	32	31	29	33	14	10
Corporate Center – Core Functions	6	24	11	10	0	11	3	4	0
Diversification effect2, [3]			(15)	(13)	0	(17)	(5)	(3)	0
Group, excluding CC – Non-core and Legacy Portfolio	33	60	41	34	31	28	39	15	10
CC – Non-core and Legacy Portfolio	32	48	38	36	3	15	48	13	0
	For the quarter ended 31.12.13[4]
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				24	22	46	3	11
		Max.			51	38	98	56	23
			Average		31	30	69	23	16
				31.12.13	27	31	47	10	11
Total regulatory VaR, Group	37	67	48	38	Average (per business division and risk type)
Wealth Management	0	1	0	0	0	0	0	0	0
Wealth Management Americas	9	18	12	10	0	8	20	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	32	72	44	35	30	36	44	20	16
Corporate Center – Core Functions	15	28	20	20	0	14	6	13	0
Diversification effect2, [3]			(33)	(31)	0	(25)	(9)	(17)	0
Group, excluding CC – Non-core and Legacy Portfolio	32	65	44	35	30	33	60	16	16
CC – Non-core and Legacy Portfolio	31	48	40	42	7	15	53	17	0

1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may well occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.    3 As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.    4 In 2014, regulatory VaR related to credit spreads for the comparative period was restated. As a result, average VaR related to credit spreads for the quarter ended 31 December 2013 decreased by CHF 2 million and VaR related to credit spreads as of 31 December 2013 decreased by CHF 15 million. These restatements did not impact total regulatory VaR for UBS Group.

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Risk management and control

Stressed value-at-risk (10-day, 99% confidence, historical data from 1 January 2007 to present) by business division and Corporate Center and general market risk type1

	For the quarter ended 31.3.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				46	34	74	9	9
		Max.			133	126	117	88	37
			Average		56	79	92	47	23
				31.3.14	53	100	89	21	36
Total stressed VaR, Group	63	112	71	72	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	11	22	15	16	0	7	25	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	50	142	66	54	55	58	94	37	23
Corporate Center – Core Functions	29	52	40	36	0	36	8	7	0
Diversification effect2, [3]			(58)	(51)	0	(48)	(12)	(5)	0
Group, excluding CC – Non-core and Legacy Portfolio	51	121	63	55	55	53	115	39	23
CC – Non-core and Legacy Portfolio	60	83	66	61	9	63	73	26	0
	For the quarter ended 31.12.13
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				40	30	91	6	18
		Max.			155	94	156	103	40
			Average		64	51	129	36	26
				31.12.13	49	66	92	23	21
Total stressed VaR, Group	59	97	70	63	Average (per business division and risk type)
Wealth Management	0	1	0	0	0	1	0	0	0
Wealth Management Americas	14	35	24	21	0	11	35	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	47	132	68	53	61	58	97	33	26
Corporate Center – Core Functions	20	53	32	44	0	53	11	23	0
Diversification effect2, [3]			(59)	(65)	0	(76)	(24)	(28)	0
Group, excluding CC – Non-core and Legacy Portfolio	47	115	65	53	61	47	119	27	26
CC – Non-core and Legacy Portfolio	56	79	65	64	13	21	88	28	0

1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may well occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.    3 As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

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Risk and treasury management

Incremental risk charge by business division and Corporate Center

	For the quarter ended 31.3.14				For the quarter ended 31.12.13
CHF million	Min.	Max.	Average	31.3.14	Min.	Max.	Average	31.12.13
Wealth Management
Wealth Management Americas	13	23	19	20	11	27	18	22
Retail & Corporate
Global Asset Management
Investment Bank	145	207	178	200	149	231	184	172
Corporate Center – Core Functions	107	136	122	107	108	185	150	113
Diversification effect1, [2]			(88)	(73)				(88)
Group, excluding CC – Non-core and Legacy Portfolio	199	260	231	253				219
CC – Non-core and Legacy Portfolio	31	73	41	33	50	91	65	65
Diversification effect2, [3]			(106)	(105)				(174)
Total incremental risk charge, Group	105	195	165	182	60	182	103	110

1  Difference between the sum of the standalone IRC for the business divisions and the “Corporate Center – Core Functions” shown and the IRC for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.    2 As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.    3 Difference between the sum of the two standalone IRC for “Group, excluding CC – Non-core and Legacy Portfolio” and the “CC – Non-core and Legacy Portfolio” and the IRC for the Group as a whole.

Group: Comprehensive risk measure

	For the quarter ended 31.3.14				For the quarter ended 31.12.13
CHF million	Min.	Max.	Average	31.3.14	Min.	Max.	Average	31.12.13
Total comprehensive risk measure, Group	302	335	315	302	308	358	334	308

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Risk management and control

Interest rate sensitivity – banking book 1

	31.3.14
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(34.1)	(6.6)	0.3	28.3	57.1
EUR	83.7	62.9	(0.5)	(45.5)	(86.2)
GBP	4.3	(4.5)	0.1	6.5	14.5
USD	374.9	170.9	1.1	110.0	245.8
Other	(4.4)	(8.9)	0.0	0.5	1.8
Total impact on interest rate-sensitive banking book positions	424.3	213.8	1.0	99.7	233.0
of which: Wealth Management Americas	402.9	201.7	0.8	76.1	173.6
of which: Investment Bank	11.2	5.7	0.0	(6.8)	(12.5)
of which: Corporate Center – Core Functions	5.3	0.6	0.4	44.4	100.4
of which: CC – Non-core and Legacy Portfolio	4.1	5.4	(0.1)	(11.4)	(23.2)

	31.12.13
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(9.6)	13.7	0.1	14.5	32.0
EUR	73.9	47.3	(0.6)	(55.4)	(105.9)
GBP	21.5	14.2	(0.3)	(25.8)	(51.0)
USD	100.1	(40.6)	3.0	301.0	610.0
Other	(6.2)	(5.6)	0.1	5.6	11.6
Total impact on interest rate-sensitive banking book positions	179.7	29.0	2.4	239.8	496.7
of which: Wealth Management Americas	172.4	18.3	3.0	297.7	597.0
of which: Investment Bank	29.1	16.8	(0.2)	(20.4)	(40.3)
of which: Corporate Center – Core Functions	(27.0)	(11.7)	(0.3)	(23.1)	(30.8)
of which: CC – Non-core and Legacy Portfolio	4.3	5.1	(0.1)	(11.6)	(23.5)

1  Does not include interest rate sensitivities for credit valuation adjustments on monoline credit protection, US and non-US reference-linked notes. Also not included are the interest rate sensitivities of our inventory of student loan auction rate securities, as from an economic perspective these exposures are not materially affected by parallel shifts in US dollar interest rates, holding other factors constant.

Country risk

The situation in the Ukraine dominated the geopolitical arena throughout the quarter. Our direct exposure to Ukraine is near zero. We are, however, closely monitoring developments and the possibilities for broader economic contagion, including the potential effects of economic sanctions against Russian persons and entities. We have also considered potential operational implications and reviewed the effectiveness of our operational contingency plans.

Exposures to selected eurozone countries

We continue to monitor and manage closely our exposures to peripheral European countries. Our direct exposures to Greece, Italy, Ireland, Portugal and Spain (GIIPS) remain limited, but we nevertheless remain watchful regarding the potential broader implications of adverse developments in the eurozone.

è	Refer to “Country risk” in the “Risk, treasury and capital management” section of our Annual Report 2013 for information on our country risk framework and related exposure measures

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Risk and treasury management

Exposures to selected eurozone countries

CHF million	Total		Banking products (loans, guarantees, loan commitments)			Traded products (counterparty risk from derivatives and securities financing) after master net- ting agreements and net of collateral		Trading inventory (securities and potential benefits/ remaining exposure from derivatives)
31.3.14		Net of hedges[1]	Exposure before hedges	Net of hedges[1]	of which unfunded	Exposure before hedges	Net of hedges	Net long per issuer
France	10,725	9,865	2,772	2,034	498	1,695	1,573	6,257
Sovereign, agencies and central bank	5,966	5,845	60	60		275	153	5,632
Local governments	11	11	6	6		3	3	2
Banks	2,241	2,241	1,097	1,097		1,005	1,005	140
Other[2]	2,505	1,767	1,610	872		413	413	483
Netherlands	5,830	5,086	1,481	805	315	752	683	3,597
Sovereign, agencies and central bank	1,864	1,864	1	1		37	37	1,826
Local governments	3	3				0	0	3
Banks	568	568	69	69		457	457	42
Other[2]	3,395	2,651	1,411	736		257	189	1,726
Italy	3,767	2,971	1,685	961	757	611	539	1,471
Sovereign, agencies and central bank	226	157	37	37		88	19	101
Local governments	125	125				98	98	27
Banks	1,382	1,382	309	309		14	14	1,060
Other[2]	2,034	1,306	1,339	615		412	408	283
Spain	2,363	1,845	669	232	134	256	175	1,438
Sovereign, agencies and central bank	284	284	21	21				263
Local governments	9	9				5	5	5
Banks	232	232	56	56		145	145	31
Other[2]	1,838	1,320	592	155		106	25	1,140
Austria	1,278	1,204	73	73	37	666	592	538
Sovereign, agencies and central bank	1,000	927	12	12		616	542	373
Local governments	1	1						1
Banks	245	245	39	39		45	45	161
Other[2]	31	31	22	22		5	5	3
Ireland[3]	676	676	110	110	1	335	335	231
Sovereign, agencies and central bank	28	28				4	4	24
Local governments
Banks	120	120	88	88		14	14	18
Other[2]	528	528	22	22		317	317	188
Belgium	517	517	107	107	39	57	57	353
Sovereign, agencies and central bank	269	269	5	5		38	38	226
Local governments
Banks	60	60	30	30		2	2	28
Other[2]	187	187	71	71		17	17	99
Portugal	223	101	137	15	14	4	4	83
Sovereign, agencies and central bank	25	25						25
Local governments
Banks	18	18	15	15		3	3	0
Other[2]	180	58	122	0		0	0	57
Greece	50	50	5	5	5	0	0	45
Sovereign, agencies and central bank	16	16						16
Local governments
Banks	5	5	4	4				0
Other[2]	29	29	1	1		0	0	29
Other	248	248	154	154	26	87	87	8

1 Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 38 million (of which: Malta CHF 13 million, France CHF 10 million and Austria CHF 9 million).    2 Includes corporates, insurance companies and funds.    3 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.

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Risk management and control

Exposure from single-name credit default swaps referencing Greece, Italy, Ireland, Portugal or Spain (GIIPS)

									Net position
	Protection bought						Protection sold		(after application of counterparty master netting agreements)
CHF million			of which: counterparty domiciled in GIIPS country		of which: counterparty domicile is the same as the reference entity domicile
31.3.14	Notional	RV	Notional	RV	Notional	RV	Notional	RV	Buy notional	Sell notional	PRV	NRV
Greece	631	(19)	6	0			(610)	19	268	(248)	14	(15)
Italy	29,919	51	232	(1)	145	(1)	(28,265)	(250)	6,081	(4,428)	146	(346)
Ireland	3,900	(56)	13	0			(3,613)	70	1,439	(1,152)	58	(44)
Portugal	3,885	(7)	132	1			(3,781)	(1)	1,097	(994)	39	(47)
Spain	13,679	(207)	276	40	92	39	(13,241)	188	4,061	(3,623)	126	(145)
Total	52,013	(239)	660	40	237	39	(49,510)	26	12,947	(10,444)	383	(596)

Operational risk

As of 1 January 2014, our Compliance function merged with the Operational Risk Control unit, enhancing Risk Control’s ability to control the Group’s primary and consequential risks in a fully integrated way. The new function reports to the Group Chief Risk Officer and will manage, implement and enhance the operational risk framework. In the first quarter of 2014, key design principles for the new operating model and organizational structures have been agreed and implemented.

The annual review of the parameters for our advanced measurement approach model, used for the calculation of operational risk regulatory capital, was completed in the fourth quarter of 2013 and submitted to FINMA for review in January 2014. FINMA has approved the changes which were implemented in the first quarter of 2014.

è

Refer to “Swiss SRB Basel III capital information” in the “Capital management” section of this report for more information on the development of operational risk RWA during the quarter and on the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA

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Risk and treasury management

Corporate Center – Non-core and Legacy Portfolio

During the first quarter, Non-core and Legacy Portfolio balance sheet assets declined by CHF 25 billion to CHF 190 billion, mainly reflecting lower positive replacement values (PRV) in Non-core.

Risk-weighted assets (RWA) for Non-core and Legacy Portfolio declined by CHF 3 billion to CHF 60 billion, and the Swiss SRB leverage ratio denominator decreased by CHF 26 billion to CHF 134 billion.

Non-core

Non-core balance sheet assets decreased by CHF 23 billion to CHF 167 billion during the first quarter, mainly due to CHF 20 billion lower PRV from our over-the-counter (OTC) rates and credit derivative exposures that make up a large part of our remaining Non-core portfolios. The main PRV reduction occurred in our rates portfolio due to negotiated bilateral settlements with specific counterparties (i.e., unwinds), third-party novations, including transfers to central clearing houses (i.e., trade migrations), agreements to net down trades with other dealer counterparties (i.e., trade compressions), as well as, to a lesser extent, fair value changes due to currency movements, partly offset by interest rate movements. Rates reduction activity principally focused on large, RWA-intensive trades including uncollateralized exposures with certain counterparties and on reducing the number of outstanding OTC trades through net downs with other dealer counterparties. The reduction in credit PRV mainly resulted from unwinds and net downs with dealer counterparties.

Funded assets decreased by CHF 3 billion, mainly due to the maturing of the last remaining trade in the structured reverse repo portfolio and the full exit of precious metal holdings in Non-core. Remaining funded assets are largely driven by corporate loans and bonds held to hedge OTC positions. Funded assets and PRV classified as Level 3 in the fair value hierarchy totaled CHF 3 billion, or 2%, of total Non-core balance sheet assets.

Non-core RWA totaled CHF 29 billion as of 31 March 2014, a decrease of CHF 4 billion compared with 31 December 2013, due to reductions in credit risk, market risk and operational risk RWA. The Swiss SRB leverage ratio denominator decreased by CHF 22 billion to CHF 112 billion compared with 31 December 2013.

    In May 2014, we concluded an agreement to exit a majority of the Non-core structured credit portfolio market risk. As a result of this transaction, subsequent novations and other planned reduction measures, we expect RWA for this portfolio, excluding operational risk, to total approximately CHF 1 billion and LRD to be up to CHF 15 billion below current levels by the end of 2014.

è	Refer to “Corporate Center – Non-core and Legacy Portfolio” in the “Risk management and control” section of our Annual Report 2013 for more information on Corporate Center – Non-core

Legacy Portfolio

Legacy Portfolio balance sheet assets decreased by CHF 2 billion to CHF 24 billion during the first quarter. There were no individually significant trade reductions but rather a number of smaller position reductions across the real estate assets portfolio, with additional reductions in funded assets as well as reductions in PRV due to changes in currency rates. Funded assets and PRV classified as Level 3 in the fair value hierarchy totaled CHF 4 billion, or 16%, of total Legacy Portfolio balance sheet assets.

Legacy Portfolio RWA totaled CHF 31 billion as of 31 March 2014 and remained stable compared with 31 December 2013. The Swiss SRB leverage ratio denominator decreased by CHF 4 billion to CHF 23 billion compared with 31 December 2013.

è	Refer to “Corporate Center – Non-core and Legacy Portfolio” in the “Risk management and control” section of our Annual Report 2013 for more information on Corporate Center – Legacy Portfolio

An overview of the composition of Non-core and Legacy Portfolio is presented on the following pages, including position and RWA information for the first quarter of 2014 and the prior quarter. The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the tables necessarily represent the risk measures used to manage and control these positions. For example, OTC derivatives trading is largely conducted on a collateralized basis and under bilateral International Swaps and Derivatives Association (ISDA) or ISDA-equivalent master netting agreements, which allow for the close-out and netting of PRV with negative replacement values in the event of default. The funded assets and PRV measures presented are intended to provide additional transparency regarding progress in the execution of our strategy to exit these positions. All positions are affected by market factors outside the control of UBS, for example, by interest rate movements.

65

Corporate Center – Non-core and Legacy Portfolio

Composition of Non-core

CHF billion

Exposure category		Description	Changes in 1Q14	RWA [1]		Funded assets[2]		PRV [3]
				31.3.14	31.12.13	31.3.14	31.12.13	31.3.14	31.12.13
Rates	Linear OTC	Primarily vanilla interest rate, inflation, basis, flow commodities and cross-currency swaps for all major currencies and some emerging markets. Over 95% of gross PRV is collateralized. Approximately 50% of the current gross PRV is due to mature by 2019.	Reduction in RWA due to a decrease in PRV, mainly as a result of trade unwinds, trade compressions, transfers to central clearing houses and currency movements, partly offset by interest rate movements.	9.2	11.8	1.0	1.1	93.0	110.1
	Non-linear OTC	Vanilla and structured options. Over 95% of gross PRV is collateralized. Non-linear exposures are typically longer dated than linear exposures.	Slight decrease in PRV mainly due to trade unwinds and transfers to central clearing houses, partly offset by interest rate movements.	2.0	2.0	1.1	1.0	36.6	36.9
Credit	Structured credit	Tranches of structured credit products, liquid index tranches, credit-linked notes, index and single-name credit default swaps, structured entities and bond-repackaged notes with granular risk characteristics and average remaining maturity of less than 4 years. This portfolio is managed under a correlation trading strategy.	Decrease in PRV from CDS and CDO trade unwinds, maturing trades and trade netting of selected positions with counterparties resulting in RWA reduction.	5.6	6.0	0.4	0.4	12.1	14.6
	Loans	Corporate lending, syndicated loans, asset-based lending and structured repo exposures.	Decrease in funded assets reflecting the maturing of the last remaining trade in the structured reverse repo portfolio. Decrease in RWA mainly driven by a reduction in undrawn loan commitments.	0.9	1.4	1.1	2.1	0.0	0.0
	Other	Primarily corporate bonds used for hedging OTC derivatives, residual distressed and equity positions.	Decrease in funded assets due to ongoing reduction of cash positions.	0.6	0.7	0.5	0.6	0.1	0.1
Other		Exposures to precious metal deposits, equities, CVA and related hedging activity.	Decrease in funded assets due to full exit of precious metal holdings held on behalf of clients. Decrease in PRV due to ongoing CVA hedging activity.	1.2	1.2	0.4	2.1	2.8	3.1
Operational risk		Operational risk RWA allocated to Non-core.	Decrease in RWA primarily due to a lower capital requirement based on the advanced measurement approach (AMA) model output.	9.2	9.5	–	–	–	–
Total				28.7	32.6	4.6	7.3	144.6	164.9

1 Fully applied and phase-in Basel III RWA.    2 Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives (CHF 17.3 billion as of 31.3.14 and CHF 17.4 billion as of 31.12.13).    3 Positive replacement values (gross exposure excluding the impact of any counterparty netting).

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Risk and treasury management

Composition of Legacy Portfolio

CHF billion

Exposure category	Description	Changes in 1Q14	RWA [1]		Funded assets [2]		PRV [3]
			31.3.14	31.12.13	31.3.14	31.12.13	31.3.14	31.12.13
Collateralized debt obligations (CDO)	Includes ABS, RMBS, CDO, CMBS and CLO bonds as well as single-name credit default swap (CDS) trades referencing these asset classes.	RWA reduction due to sales of certain CDO positions and hedges.	4.6	5.1	2.4	2.5	0.4	0.5
Reference-linked notes (RLN)[4]	RLN consist of a series of transactions, mainly issued in note form, whereby UBS purchased credit protection on a reference portfolio of fixed income assets, along with related cash bonds held for hedging purposes.	RWA remained stable compared with the prior quarter.	3.1	3.1	1.7	1.7	0.5	0.6
Monolines	Primarily CDS protection purchased from monoline insurers to hedge specific positions. The majority of this exposure is hedged via single-name credit default swaps.	RWA remained stable compared with the prior quarter. Total fair value of CDS protection reduced, as markets tightened for CMBS assets, to CHF 0.3 billion (of which CHF 0.1 billion from monolines rated BBB and above) after cumulative CVA of CHF 0.1 billion.	2.0	2.2	–	–	0.3	0.4
Real estate assets	Primarily CDS on ABS, ABX and CMBX[4] derivatives positions and CMBS cash bonds.	Increase in RWA due to changes in regulatory requirements for capitalizing trading book securitization exposures, largely offset by unwinds and novations of ABX trades which also drove the decrease in PRV.	2.2	2.0	0.4	0.5	0.5	0.9
Auction rate securities (ARS) and auction preferred stock (APS)	Portfolio of student loan and municipal ARS as well as APS. 100% of student loan ARS exposures were rated BB– and higher as of 31.3.14, with over 87% of the collateral backed by Federal Family Education Loan Program guaranteed collateral. All APS were rated A and higher as of 31.3.14.	No significant change in ARS and APS funded assets with student loan ARS exposure constant at CHF 0.9 billion. RWA remained stable.	1.5	1.6	3.7	3.8	–	–
Muni swaps and options	Swaps and options with US state and local governments.	Increase in PRV due to interest rate movements. RWA remained stable compared with the prior quarter.	0.9	1.0	–	–	3.3	3.1
Loan to BlackRock fund	Loan to structured entity managed by BlackRock Financial Management Inc. The loan’s LTV ratio was below 55% as of 31.3.14.	Outstanding loan balance (including amounts held in escrow) decreased reflecting repayment of principal.	0.3	0.3	2.2	2.4	–	–
Other	Includes a number of smaller positions.	RWA increased due to an increase in VaR. Reduction in PRV due to the impact of JPY and AUD currency rate movements on dual currency note positions.	2.5	2.3	3.5	3.5	3.7	4.1
Operational risk	Operational risk RWA allocated to the Legacy Portfolio.	Increase in RWA primarily due to a higher capital requirement based on the AMA model output.	14.2	13.3	–	–	–	–
Total			31.3	30.9	14.0	14.4	8.7	9.6

1 Fully applied and phase-in Basel III RWA.    2  Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives (CHF 1.0 billion as of 31.3.14 and CHF 1.5 billion as of 31.12.13).    3  Positive replacement values (gross exposure excluding the impact of any counterparty netting).    4  Index of CMBS.

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Balance sheet

Balance sheet

As of 31 March 2014, our balance sheet assets stood at CHF 983 billion, a decrease of CHF 36 billion from 31 December 2013, primarily due to a continued reduction in positive replacement values in both Corporate Center – Non-core and Legacy Portfolio and the Investment Bank. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, increased by CHF 3 billion to CHF 742 billion. This increase mainly reflected client-driven increases in trading portfolio assets in the Investment Bank and lending activity in Wealth Management, partly offset by reduced collateral trading assets in Corporate Center – Core Functions. Excluding currency effects, funded assets increased by approximately CHF 6 billion.

Assets

Product category view

Positive replacement values (PRV) decreased by CHF 39 billion, mainly reflecting a decline in Non-core and Legacy Portfolio which primarily resulted from a reduction in over-the-counter (OTC) rates and credit derivative exposures due to negotiated bilateral settlements with specific counterparties, third-party novations, including transfers to central clearing houses, agreements to net down trades with other dealer counterparties, as well as, to a lesser extent, fair value changes due to currency movements, partially offset by interest rate movements. In addition, PRV fell in the Investment Bank, mainly reflecting maturities of foreign exchange contracts. Collateral trading assets, which consist of reverse repurchase agreements and cash collateral on securities borrowed, were lower by CHF 8 billion, mainly within Group Treasury in Corporate Center – Core Functions. Financial investments available-for-sale decreased by CHF 6 billion, primarily resulting from a re-balancing of our multi-

currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury from financial investments available-for-sale to cash and balances with central banks. Other assets decreased by CHF 1 billion as an increase in prime brokerage receivables was more than offset by a reduction in cash collateral receivables on derivative instruments. These decreases were partly offset by a CHF 9 billion increase in lending assets, which primarily resulted from increased Lombard and residential mortgage lending in Wealth Management. Cash and balances with central banks increased by CHF 7 billion, mainly due to the abovementioned re-balancing of the multi-currency portfolio of unencumbered, high-quality, liquid assets, a majority of which are short term. Trading portfolio assets increased by CHF 3 billion, primarily due to client-driven increases in both debt and equity instruments, partly offset by a reduction in precious metal positions.

è	Refer to the “Balance sheet” and Notes 10 through 13 in the “Financial information” section of this report for more information

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Risk and treasury management

Total assets and funded assets

	31.3.14					31.12.13[1]
CHF billion	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS	Investment Bank	CC – Core Functions	CC – Non- core and Legacy Portfolio	Other business divisions	UBS
Total IFRS assets	242	233	190	317	983	245	247	215	311	1,018
Less: positive replacement values	(59)	0	(153)	(3)	(215)	(76)	0	(174)	(3)	(254)
Less: collateral delivered against OTC derivatives[2]	(7)	0	(18)	0	(26)	(7)	0	(19)	0	(26)
Funded assets	176	233	19	314	742	162	247	22	307	739

1 Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information on the adoption of the amendments to IAS 32.    2 Mainly consists of cash collateral receivables on derivative instruments and reverse repurchase agreements.

Divisional view

Non-core and Legacy Portfolio total assets decreased by CHF 25 billion to CHF 190 billion as a result of the aforementioned reduction in PRV, and funded assets decreased by CHF 3 billion to CHF 19 billion, mainly due to the maturity of the last remaining trade in the structured reverse repo portfolio and the full exit of precious metal holdings in Non-core. Corporate Center – Core Functions assets decreased by CHF 14 billion to CHF 233 billion, primarily within Group Treasury, mainly reflecting the abovementioned reduction in collateral trading assets. The overall size of our multi-currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group Treasury remained stable. Investment Bank total assets decreased by CHF 3 billion to CHF 242 billion, however, funded assets increased by CHF 14 billion to CHF 176 billion, mainly due to a client-driven increase in trading portfolio assets. Wealth Management total assets increased by CHF 6 billion to CHF 115 billion, primarily reflecting the abovementioned increase in lending activity. Wealth Management Americas, Global Asset Management and Retail &

Corporate total assets were broadly unchanged at CHF 45 billion, CHF 13 billion and CHF 143 billion, respectively.

Liabilities

Total liabilities decreased by CHF 37 billion to CHF 932 billion, primarily as negative replacement values declined by CHF 38 billion, largely in line with the abovementioned reduction in PRV. Short-term borrowings, which include short-term debt issued and interbank borrowing, decreased by CHF 4 billion, primarily reflecting reduced funding requirements. Customer deposits decreased by CHF 2 billion, mainly in Wealth Management. Long-term debt outstanding, which consists of financial liabilities designated at fair value and long-term debt issued, decreased by CHF 1 billion as the issuance of EUR 2.0 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes was more than offset by the redemption and maturity of several non-structured notes and OTC instruments. These decreases were partly offset by an increase

69

Balance sheet

of CHF 8 billion in collateral trading liabilities, mainly reflecting a client-driven increase in repurchase activity. Other liabilities were unchanged as an increase in trading portfolio liabilities was offset by a reduction in cash collateral payables on derivative instruments.

è	Refer to the “Liquidity and funding management” section of this report for more information
è	Refer to the “Balance sheet” and Notes 10 through 14 in the “Financial information” section of this report for more information

Equity

Equity attributable to UBS shareholders increased by CHF 1,022 million to CHF 49,023 million.

Total comprehensive income attributable to UBS shareholders was CHF 1,465 million, reflecting the net profit attributable to UBS shareholders of CHF 1,054 million and other comprehensive income (OCI) attributable to UBS shareholders of CHF 411 million (net of tax). First quarter OCI included net gains on defined benefit plans of CHF 344 million, positive OCI related to cash flow hedges and financial investments available-for-sale of CHF 210 million and CHF 31 million, respectively, partly offset by foreign currency translation losses of CHF 174 million.

Share premium decreased by CHF 33 million, mainly reflecting a decrease of CHF 52 million related to employee share plans. Net treasury share activity reduced equity attributable to UBS shareholders by CHF 434 million, mainly reflecting the net acquisition of treasury shares in relation to employee share-based compensation awards.

è

Refer to the “Statement of changes in equity” in the “Financial information” section, and to “Total comprehensive income attributable to UBS shareholders: 1Q14 vs 4Q13” in the “Group performance” section of this report for more information

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end positions.

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Risk and treasury management

Liquidity and funding management

Our liquidity position remained strong during the quarter and we further optimized our funding profile through our fourth issuance of low-trigger, loss-absorbing, Basel III-compliant subordinated notes. These notes qualify as progressive buffer capital in compliance with Swiss regulations for systemically important banks and contributed to the further strengthening of our Swiss systemically relevant banks (SRB) leverage ratio.

Strategy and objectives

We manage our liquidity and funding risk with the overall objective of optimizing the value of our business franchise across a broad range of temporal market conditions and in consideration of current and future regulatory constraints. In line with the implementation of our strategy, as our balance sheet assets are reduced, we generate capacity within our liquidity and funding positions. We employ a number of measures to monitor our liquidity and funding positions under normal and stressed conditions. In particular, we use stress scenarios to apply behavioral adjustments to our balance sheet and calibrate the results from these internal stress models with external measures, primarily the evolving regulatory requirements for the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR).

Liquidity

Our funding diversification and global scope help protect our liquidity position in the event of a crisis. Our contingent funding sources include a large, multi-currency portfolio of unencumbered, high-quality, liquid assets, a majority of which are short term, managed centrally by Group Treasury, as well as available and unutilized liquidity facilities at several major central banks, and contingent reductions of liquid trading portfolio assets. We regularly assess and test all material, known and expected cash flows, as well as the level and availability of high-grade collateral that could be used to raise additional funding if required.

The LCR provides banks with a measurement that helps them to ensure that they hold enough highly liquid assets to survive short-term (30-day) severe general market and firm-specific stress. The NSFR assigns a required stable funding factor to assets (representing the illiquid part of the assets) and assigns all liabilities an available stable funding factor (representing the stability of a liability) in order to ensure that banks are not overly reliant on short-term funding and have sufficient long-term funding for illiquid assets. The future minimum regulatory requirement is 100% for both the LCR (as of 2019) and NSFR (as of 2018). LCR regulation for Switzerland is expected to be finalized in the second quarter of 2014, with minimum quantitative requirements to come into effect as of January 2015. Further, some components of the FINMA framework are not yet finalized. In the interim, our LCR and NSFR ratios are calculated on a pro-forma basis, using current supervisory guidance from FINMA. Our pro-forma ratio calculations will continue to evolve to incorporate any changes in the regulatory requirements as they become more defined and implementable. Furthermore, calculations will be refined as new models and the associated systems are enhanced.

As of 31 March 2014, our estimated pro-forma regulatory LCR was 110% and the liquidity asset buffer component was CHF 146 billion. In addition to the liquidity asset buffer component of the regulatory LCR, for our management LCR we include additional high-quality and unencumbered contingent funding sources not eligible under the regulatory liquidity framework, primarily local funding reserves and unutilized funding capacity. As of 31 March 2014, our management LCR was 152%. In aggregate, these sources of available liquidity represented 27% of our funded balance sheet assets. As of 31 March 2014, our estimated pro-forma NSFR was 107%. As of 31 March 2014, UBS was in compliance with FINMA liquidity requirements.

è	Refer to the “Regulatory and legal developments” section of our Annual Report 2013 for more information on recent Basel III guidance
è	Refer to the “Treasury management” section of our Annual Report 2013 for more information on the liquidity asset buffer

Funding

The composition of our funding sources shifted somewhat from unsecured to secured funding during the quarter, as the percentage contribution of repurchase agreements and securities lending increased to 4.7% from 3.5% (as shown in the “Funding by product and currency” table). The increase in secured funding was mainly related to higher business activity levels in our Investment Bank. Reliance on unsecured wholesale funding continued to decline in the quarter, while our overall customer deposits remained stable at 59% of our total funding sources. Our ratio of customer deposits to outstanding loan balances was 132% compared with 136% as of 31 December 2013.

Our outstanding long-term debt, including structured debt reported as financial liabilities at fair value, decreased by CHF 1 billion to CHF 123 billion as of 31 March 2014, remaining at 19% of our funding sources. Excluding structured debt, long-term debt – which comprises both senior and subordinated debt and is presented within Debt issued on the balance sheet – remained at

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Liquidity and funding management

CHF 54 billion as of 31 March 2014. Senior debt comprises both publicly and privately placed notes and bonds, as well as covered bonds and Swiss Pfandbriefe.

During the first quarter of 2014, we continued to raise medium- and long-term funds through medium-term notes and private placements and through Swiss Pfandbriefe issuances. Additionally, we contributed to our targeted loss-absorbing capital through the issuance of EUR 2.0 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes. These 12-year notes with an optional call at year seven will pay a non-deferrable coupon at an initial rate of 4.75%. We also had two redemptions during the quarter: a USD 0.8 billion 3-year 2.25% fixed rate and a USD 0.6 billion 3-year floating rate public senior unsecured bond. Additionally, CHF 0.6 billion of Swiss Pfandbriefe matured during the first quarter. In April 2014, we launched a EUR 1.0 billion 7-year 1.375% fixed rate covered bond.

Our short-term interbank deposits (presented as Due to banks on the balance sheet), together with our outstanding short-term debt, represented 5.5% of total funding sources compared with 6.1% as of 31 December 2013.

Liquidity Coverage Ratio (LCR)

CHF billion, except where indicated	31.3.14	31.12.13
Cash outflows	239	236
Cash inflows	107	97
Net cash outflows	133	139
Liquidity asset buffer	146	153
Regulatory LCR (%)	110	110
Additional contingent funding sources[1]	56	54
Management LCR (%)	152	148

1 Additional contingent funding sources including dedicated local liquidity reserves and additional unutilized borrowing capacity.

Net Stable Funding Ratio (NSFR)

CHF billion, except where indicated	31.3.14	31.12.13
Available stable funding	358	346
Required stable funding	336	318
NSFR (%)	107	109

Liquidity asset buffer

	31.3.14			31.12.13
CHF billion	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash and balances with central banks	87	0	87	80	0	80
Financial investments available-for-sale	23	14	37	33	12	45
of which: government bills/bonds	23	0	23	32	0	32
of which: corporate bonds and municipal bonds, including bonds issued by financial institutions	0	14	14	1	12	13
Reverse repurchase agreements	0	1	1	2	2	2
Central bank pledges[1]	12	10	21	16	10	27
Total	122	24	146	129	24	153
1 Mainly reflects assets received as collateral under reverse repurchase and securities borrowing arrangements, which are not recognized on the balance sheet, and which have subsequently been pledged to central banks.

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Funding by product and currency

		In CHF billion All currencies		All currencies[1]		CHF[1]		EUR[1]		USD[1]		Others[1]
	31.3.14	31.12.13	31.3.14	31.12.13	31.3.14	31.12.13	31.3.14	31.12.13	31.3.14	31.12.13	31.3.14	31.12.13
Securities lending	13.4	9.5	2.0	1.4	0.4	0.3	0.4	0.3	1.0	0.6	0.2	0.2
Repurchase agreements	17.7	13.8	2.7	2.1	0.0	0.0	0.5	0.5	1.6	1.3	0.6	0.3
Due to banks	14.1	12.9	2.1	1.9	0.5	0.5	0.2	0.2	0.6	0.7	0.8	0.6
Short-term debt issued[2]	22.4	27.6	3.4	4.2	0.2	0.3	0.2	0.2	2.6	3.2	0.4	0.5
Retail savings/deposits	144.4	143.1	21.9	21.7	13.8	13.6	0.9	1.0	7.1	7.1	0.0	0.0
Demand deposits	176.3	179.0	26.7	27.1	9.0	8.9	5.4	5.4	8.7	8.9	3.6	3.9
Fiduciary deposits	20.3	21.5	3.1	3.2	0.0	0.1	0.6	0.6	2.1	2.2	0.4	0.4
Time deposits	47.8	47.3	7.2	7.2	0.7	0.4	0.3	0.3	3.9	4.0	2.3	2.5
Long-term debt issued[3]	123.1	123.9	18.7	18.8	2.9	3.0	6.1	5.6	7.7	7.9	2.0	2.2
Cash collateral payables on derivative instruments	46.7	49.5	7.1	7.5	0.3	0.3	3.4	3.4	2.6	2.8	0.7	1.0
Prime brokerage payables	34.0	32.5	5.1	4.9	0.1	0.0	0.6	0.7	3.5	3.3	0.9	0.8
Total	660.2	660.5	100.0	100.0	27.9	27.2	18.5	18.3	41.5	42.0	12.0	12.5

1  As a percent of total funding sources.    2  Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market papers.    3  Long-term debt issued also includes debt with a remaining time to maturity of less than one year.

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Capital management

Capital management

Our fully applied common equity tier 1 (CET1) capital ratio1 improved 0.4 percentage points to 13.2% as of 31 March 2014 and we have exceeded our 2014 CET1 capital ratio target. Fully applied CET1 capital increased by CHF 1.0 billion to CHF 29.9 billion, mainly due to the first quarter net profit. On a phase-in basis, our CET1 capital ratio declined 0.6 percentage points to 17.9%, mainly due to the CHF 1.0 billion decrease in phase-in CET1 capital to CHF 41.2 billion, mostly arising from the effect of capital deductions related to transitional effects applicable from 1 January 2014, partly offset by the first quarter net profit. Risk-weighted assets increased by CHF 2 billion to CHF 227 billion on a fully applied basis and by CHF 1 billion to CHF 230 billion on a phase-in basis. Our Swiss SRB leverage ratio improved 0.3 percentage points to 5.0% on a phase-in basis due to the reduction of the leverage ratio denominator as well as through the issuance of low-trigger, loss-absorbing, Basel III-compliant subordinated notes.

1 Unless otherwise indicated, all information in this section is based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).

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Swiss SRB Basel III capital framework

As UBS is considered a systemically relevant bank (SRB) under Swiss banking law, we are required to comply on both a Group and UBS AG (Parent Bank) basis with regulations based on the Basel III framework as applicable for Swiss SRB. All our capital disclosures therefore focus on Swiss SRB Basel III capital information. Differences between the Swiss SRB and BIS Basel III capital regimes are outlined in the subsection “Differences between Swiss SRB and BIS Basel III capital.”

Regulatory framework

The Basel III framework came into effect in Switzerland on 1 January 2013 and includes prudential filters for the calculation of capital. These prudential filters consist mainly of capital deductions for deferred tax assets recognized for tax loss carry-forwards and effects related to defined benefit pension plans. As these filters are being phased in between 2014 and 2018, their effects are gradually factored into our calculations of capital, risk-weighted assets (RWA) and capital ratios on a phase-in basis and are entirely reflected in our capital and capital ratios on a fully applied basis.

Effective January 2014, we have deducted from our phase-in CET1 capital 20% of deferred tax assets recognized for tax loss carry-forwards as well as 20% of the effects related to defined benefit pension plans. These consist of: (i) the cumulative difference between IAS 19 (revised) accounting applied under IFRS and fully applied Basel III CET1 calculations versus a pro-forma IAS 19 treatment applied for Basel III CET1 phase-in calculations and (ii) the Swiss defined benefit pension plan asset under IAS 19 (revised). In addition, the difference between fully applied and phase-in RWA, related to the adoption of IAS 19 (revised), has been reduced by 20% due to the abovementioned activation of prudential filters.

Furthermore, based on current Swiss Financial Market Supervisory Authority (FINMA) regulation, capital instruments which were treated as hybrid tier 1 capital and as tier 2 capital under the Basel 2.5 framework are being phased out under Basel III between 2013 and 2019. On a phase-in basis, our capital and capital ratios include the applicable portion of these capital instruments not yet phased out. Our capital and capital ratios on a fully applied basis do not include these capital instruments.

On 20 December 2013, FINMA issued a decree primarily concerning the regulatory capital requirements of UBS AG (Parent Bank) on a standalone basis. The decree makes changes effective 1 January 2014 to parent bank capital requirements designed to ensure that the fulfillment of the capital requirements at the UBS

AG (Parent Bank) level does not result in a de facto overcapitalization of UBS Group.

è	Refer to “Supplemental information for UBS AG (Parent Bank) and UBS Limited” in the “Financial information” section of this report for more information

Capital requirements

In Switzerland, all banks must comply with the Basel III capital framework, as required by the Swiss Capital Adequacy Ordinance and regulations issued by FINMA. UBS, Credit Suisse and Zürcher Kantonalbank are required to comply with specific Swiss SRB rules.

As of 31 March 2014, our total capital requirement was 11.4% of our RWA compared with 8.6% as of 31 December 2013. The requirement as of 31 March 2014 consisted of: (i) base capital of 4%, (ii) buffer capital of 4.6%, including a countercyclical buffer capital requirement that increased our effective capital requirement by 0.1%, and (iii) progressive buffer capital of 2.8%. We satisfied these base and buffer (including the countercyclical buffer) capital requirements through our CET1 capital. High- and low-trigger loss-absorbing capital exceeded the progressive buffer capital requirement.

National regulators can put in place a countercyclical buffer requirement of up to 2.5% of RWA for credit exposures in their jurisdiction. In September 2013, the Swiss Federal Council activated a countercyclical buffer of 1% of RWA for mortgage loans on residential property in Switzerland, resulting in an overall 0.1% additional capital requirement, which is reflected in the CET1 buffer capital requirements. In January 2014, the Swiss Federal Council approved the increase of the countercyclical buffer requirement from the aforementioned 1% to 2% effective 30 June 2014. This will increase our buffer capital requirement by a further 0.1% from the second quarter of 2014 onwards.

Our requirement for the progressive buffer is dynamic and depends on our leverage ratio denominator (LRD) and our market share in the loans and deposits business in Switzerland. Although this requirement for 2019 is presented as 6.0% in the graph “Our capital requirements,” we expect this requirement on a fully applied basis to reduce to 4.5% due to our planned reduction of the leverage ratio denominator related to the accelerated implementation of our strategy. This would result in a total capital ratio requirement of 17.5% in 2019. Furthermore, banks governed under the Swiss SRB framework are eligible for an additional capital rebate on the progressive buffer if they take actions that facilitate recovery and resolvability beyond the minimum requirements to ensure the integrity of systemically important functions in the case of impending insolvency.

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Swiss SRB Basel III available capital versus capital requirements

				Phase-in
			Requirements	Actual information
	Capital ratio (%)		Capital	Capital ratio (%)		Capital				Capital type
CHF million, except where indicated	31.3.14		31.3.14	31.3.14	31.12.13	31.3.14		31.12.13
Base capital	4.0		9,195	4.0	3.5	9,195		8,000		CET1
Buffer capital	4.6		10,511	13.9	15.0	31,992	[1]	34,180	[1]	CET1
of which: effect of countercyclical buffer	0.1		166
Progressive buffer	2.8		6,506	3.5	2.5	8,078	[2]	5,665	[2]	LAC
Phase-out capital				1.3	1.3	2,957		2,971		Tier 2
Total	11.4	[3]	26,211	22.7	22.2	52,222		50,815

1  Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    2  During the transition period until end of 2017, high-trigger loss-absorbing capital (LAC) can be included in the progressive buffer.    3  Prior to the implementation of the Basel III framework, FINMA also defined a total capital ratio target for UBS Group of 14.4% which is effective until the Swiss SRB Basel III transitional capital requirement exceeds a total capital ratio of 14.4%.

Swiss SRB Basel III capital information

	Phase-in				Fully applied
CHF million, except where indicated	31.3.14		31.12.13		31.3.14	31.12.13
Tier 1 capital	41,187	[1]	42,179	[1]	29,937	28,908
of which: common equity tier 1 capital	41,187		42,179		29,937	28,908
Tier 2 capital	11,035		8,636		8,078	5,665
of which: high-trigger loss-absorbing capital	951		955		951	955
of which: low-trigger loss-absorbing capital	7,127		4,710		7,127	4,710
of which: phase-out capital	2,957		2,971
Total capital	52,222		50,815		38,015	34,573
Common equity tier 1 capital ratio (%)	17.9		18.5		13.2	12.8
Tier 1 capital ratio (%)	17.9		18.5		13.2	12.8
Total capital ratio (%)	22.7		22.2		16.8	15.4
Risk-weighted assets	229,879		228,557		226,805	225,153

1  Includes additional tier 1 capital in the form of hybrid instruments, which was entirely offset by the required deductions for goodwill.

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Swiss SRB Basel III capital information

Capital information disclosures in this section focus on UBS Group. Capital information for UBS AG (Parent Bank) is included in the “Supplemental information for UBS AG (Parent Bank) and UBS Limited” in the “Financial information” section of this report.

Capital ratios

As of 31 March 2014, our fully applied CET1 capital ratio was 13.2%, an increase of 0.4 percentage points compared with 31 December 2013, and we have exceeded our 2014 CET1 capital ratio target. On a phase-in basis, our CET1 capital ratio decreased 0.6 percentage points to 17.9% during the quarter.

The increase in our fully applied CET1 capital ratio was attributable to a CHF 1.0 billion increase in our fully applied CET1 capital, which was mainly due to the first quarter net profit of CHF 1.1 billion. The reduction in our phase-in CET1 capital ratio was primarily due to a CHF 1.0 billion decrease in phase-in CET1 capital. The decrease in phase-in CET1 capital was mainly due to the negative effect of the aforementioned phase-in capital deductions, which became effective 1 January 2014, partly offset by the first quarter net profit.

Our fully applied total capital ratio increased 1.4 percentage points to 16.8% as of 31 March 2014. Our phase-in total capital ratio stood at 22.7% as of 31 March 2014 compared with 22.2% as of 31 December 2013. Both these improvements were primarily due to the issuance of EUR 2.0 billion of low-trigger, loss-absorbing, Basel III-compliant subordinated notes in February 2014, which qualify as tier 2 capital and progressive buffer capital in compliance with Swiss SRB Basel III rules.

è	Refer to the “Our strategy” section of our Annual Report 2013 for more information on our targets

Eligible capital

Common equity tier 1 and tier 1 capital

Our CET1 capital mainly comprises share capital, share premium (which primarily consists of additional paid-in capital related to shares issued) and retained earnings. A detailed reconciliation of IFRS equity to CET1 capital is provided in the table “Reconciliation IFRS equity to Swiss SRB Basel III capital.”

Our phase-in tier 1 capital was equal to our phase-in CET1 capital, as additional tier 1 capital in the form of hybrid capital instruments was entirely offset by required deductions for goodwill. These hybrid tier 1 capital instruments are not eligible as capital under Basel III and are therefore not included in our fully applied tier 1 capital.

During the first quarter of 2014, our fully applied CET1 capital increased by CHF 1.0 billion to CHF 29.9 billion, mainly due to the first quarter net profit. A further increase mainly relating to the reversal of amortization of deferred tax assets for tax loss carry-forwards and changes to deferred tax assets arising from net deductible temporary differences was offset by the effect of dividend accruals.

On a phase-in basis, our CET1 capital decreased by CHF 1.0 billion to CHF 41.2 billion. This decrease was mainly due to the negative effect of the aforementioned phase-in capital deductions, which became effective 1 January 2014, partly offset by the first quarter net profit.

A more granular analysis of our first quarter 2014 CET1 capital movement on both a fully applied and a phase-in basis is shown in the table “Swiss SRB Basel III capital movement.”

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Tier 2 capital

Low-trigger loss-absorbing capital accounted for CHF 7.1 billion of tier 2 capital as of 31 March 2014 and consisted of one euro-denominated and three US dollar-denominated subordinated notes with a write-down threshold set at a 5% phase-in CET1 capital ratio, after giving effect to the write-down of any high-trigger loss-absorbing capital. Furthermore, our tier 2 capital included high-trigger loss-absorbing capital of CHF 1.0 billion, in the form of awards under our deferred contingent capital plan (DCCP), with a write-down threshold set at a 7% phase-in CET1 capital ratio, or 10% with respect to awards granted to Group Executive Board members for the performance year 2013. Additionally, our loss-absorbing capital instruments would be written down if FINMA determines that a write-down is necessary to ensure UBS’s viability, or if UBS receives a commitment of governmental support that FINMA determines to be necessary to ensure UBS’s viability.

The remainder of tier 2 capital on a phase-in basis consisted of outstanding tier 2 instruments which will be phased out by 2019, based on current FINMA regulation.

During the first quarter of 2014, our fully applied tier 2 capital increased by CHF 2.4 billion to CHF 8.1 billion. On a phase-in basis, our tier 2 capital also increased by CHF 2.4 billion to CHF 11.0 billion. These increases were both due to the aforementioned issuance of EUR 2.0 billion of low-trigger, loss-absorbing, Basel III-compliant tier 2 subordinated notes.

Swiss SRB Basel III capital movement

CHF billion	Phase-in	Fully applied
Common equity tier 1 capital as of 31.12.13	42.2	28.9
Movements during the first quarter of 2014:
Net profit attributable to UBS shareholders	1.1	1.1
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	(0.1)	(0.1)
Compensation and own shares related capital components (including share premium)	0.2	0.2
Defined benefit pension plans, 20% phase-in effect as of 1.1.14	(0.7)
Defined benefit pension plans movements during the first quarter of 2014	0.3	(0.2)
Deferred tax assets recognized for tax loss carry-forwards, 20% phase-in effect as of 1.1.14	(1.3)
Deferred tax assets recognized for tax loss carry-forwards movements during the first quarter of 2014	0.1	0.5
Foreign currency translation effects	(0.1)	(0.1)
Other	(0.5)	(0.5)
Total movement	(1.0)	1.0
Common equity tier 1 capital as of 31.3.14	41.2	29.9
Tier 2 capital as of 31.12.13	8.6	5.7
Movements during the first quarter of 2014:
Increase in low-trigger loss-absorbing capital	2.4	2.4
Foreign currency translation effects	0.0	0.0
Total movement	2.4	2.4
Tier 2 capital as of 31.3.14	11.0	8.1
Total capital as of 31.3.14	52.2	38.0
Total capital as of 31.12.13	50.8	34.6

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Reconciliation IFRS equity to Swiss SRB Basel III capital

	Phase-in		Fully applied
CHF million	31.3.14	31.12.13	31.3.14	31.12.13
Equity attributable to UBS shareholders	49,023	48,002	49,023	48,002
Equity attributable to preferred noteholders and non-controlling interests	1,913	1,935	1,913	1,935
Total IFRS equity	50,937	49,936	50,937	49,936
Equity attributable to preferred noteholders and non-controlling interests	(1,913)	(1,935)	(1,913)	(1,935)
Defined benefit pension plans (before phase-in, as applicable)[1]	2,611	2,540	(1,500)	(952)
Defined benefit pension plans, 20% phase-in	(821)
Deferred tax assets recognized for tax loss carry-forwards (before phase-in, as applicable)[2]			(6,088)	(6,665)
Deferred tax assets recognized for tax loss carry-forwards, 20% phase-in	(1,217)
Goodwill, net of tax, less hybrid capital[3]	(2,998)	(3,044)	(6,088)	(6,157)
Intangible assets, net of tax	(414)	(435)	(414)	(435)
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	240	304	240	304
Unrealized (gains)/losses from cash flow hedges, net of tax	(1,673)	(1,463)	(1,673)	(1,463)
Compensation and own shares related capital components (not recognized in net profit)	(751)	(1,430)	(751)	(1,430)
Unrealized gains related to financial investments available-for-sale, net of tax	(304)	(325)	(304)	(325)
Prudential valuation adjustments	(98)	(107)	(98)	(107)
Consolidation scope	(64)	(55)	(64)	(55)
Other[4]	(2,347)	(1,806)	(2,347)	(1,806)
Common equity tier 1 capital	41,187	42,179	29,937	28,908
Hybrid capital subject to phase-out	3,089	3,113
Goodwill, net of tax, offset against hybrid capital	(3,089)	(3,113)
Additional tier 1 capital	0	0
Tier 1 capital	41,187	42,179	29,937	28,908
Tier 2 capital	11,035	8,636	8,078	5,665
Total capital	52,222	50,815	38,015	34,573

1  Phase-in number net of tax, fully applied number pre-tax.    2  Includes the reversal of deferred tax assets recognized for tax loss carry-forwards (CHF 690 million) related to the cumulative IAS 19R retained earnings implementation effect. It also includes the reversal of CHF 317 million deferred tax liabilities related to the net defined benefit pension and post-employment assets of CHF 1.5 billion for the Swiss plan as of 31 March 2014 which do not count as Basel III capital.    3  Includes goodwill relating to significant investments in financial institutions of CHF 332 million.    4  Includes an accrual for the proposed distribution of capital contribution reserves, the net charge for compensation related high-trigger, loss-absorbing capital and other items.

Additional capital information

In order to improve the consistency and comparability of regulatory capital instruments disclosures across market participants, BIS and FINMA Basel III Pillar 3 rules require banks to disclose the main features of eligible capital instruments and their terms and conditions. This information is available in the “Bondholder information” section of our Investor Relations website.

è	Refer to “Bondholder information” at www.ubs.com/investors for more information on the capital instruments of UBS Group and UBS AG (Parent Bank)

In order to fulfill BIS and FINMA Basel III Pillar 3 composition of capital disclosure requirements, a full reconciliation of all regulatory capital elements to the published IFRS balance sheet is disclosed in the “SEC filings and other disclosures” section of our Investor Relations website.

è	Refer to “SEC filings and other disclosures” at www.ubs.com/investors for more information

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 14 Provisions and contingent liabilities” to our consolidated financial statements. We have utilized for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at CHF 3.1 billion as of 31 March 2014. Because this estimate is based upon historical data for the relevant risk categories, it does not constitute a subjective assessment of UBS’s actual exposures in those matters and does not take into account any provisions recognized for those matters. For this reason, and because some of those matters are not expected to be resolved within the next 12 months, any possible losses that we may incur with respect to these matters may be materially more or materially less than this estimated amount.

è	Refer to “Note 14 Provisions and contingent liabilities” in the “Financial information” section of this report for more information

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Differences between Swiss SRB and BIS Basel III capital

Our Swiss SRB Basel III and BIS Basel III capital have the same basis of calculation, on both a fully applied and phase-in basis, except for two specific items. Firstly, high-trigger loss-absorbing capital is amortized over five years under BIS Basel III, but is not amortized under

Swiss SRB regulations, resulting in Swiss SRB Basel III high-trigger loss-absorbing capital being higher by CHF 280 million as of 31 March 2014. Secondly, a portion of unrealized gains on financial investments available-for-sale, totaling CHF 33 million as of 31 March 2014, is recognized as tier 2 capital under BIS Basel III, but not under Swiss SRB regulations.

Differences between Swiss SRB and BIS Basel III capital information

	Phase-in			Fully applied
	Swiss SRB	BIS	Differences Swiss SRB versus BIS	Swiss SRB	BIS	Differences Swiss SRB versus BIS
CHF million, except where indicated		31.3.14			31.3.14
Tier 1 capital	41,187	41,187	0	29,937	29,937	0
of which: common equity tier 1 capital	41,187	41,187	0	29,937	29,937	0
Tier 2 capital	11,035	10,788	247	8,078	7,831	247
of which: high-trigger loss-absorbing capital	951	671	280	951	671	280
of which: low-trigger loss-absorbing capital	7,127	7,127	0	7,127	7,127	0
of which: phase-out capital and other tier 2 capital	2,957	2,990	(33)		33	(33)
Total capital	52,222	51,975	247	38,015	37,768	247
Common equity tier 1 capital ratio (%)	17.9	17.9	0.0	13.2	13.2	0.0
Tier 1 capital ratio (%)	17.9	17.9	0.0	13.2	13.2	0.0
Total capital ratio (%)	22.7	22.6	0.1	16.8	16.7	0.1
Risk-weighted assets	229,879	229,879	0	226,805	226,805	0

Risk-weighted assets

Our risk-weighted assets (RWA) under BIS Basel III are the same as under Swiss SRB Basel III. RWA on a fully applied basis are the same as on a phase-in basis, except for differences related to the adoption of IAS 19 (revised) Employee Benefits, which are phased in between 2014 and 2018. On a fully applied basis, net defined benefit assets/liabilities are determined in accordance with IAS 19 (revised), and any net defined benefit asset that is recognized is deducted from CET1 capital rather than being risk-weighted. On a phase-in basis, defined benefit-related assets/liabilities are determined in accordance with the previous IAS 19 requirements (“corridor method”), and any defined benefit-related asset that is recognized is risk-weighted at 100%.

Phase-in RWA increased by CHF 1.3 billion to CHF 229.9 billion in the first quarter of 2014. This increase was mainly due to a CHF 3.5 billion increase in operational risk RWA and a CHF 1.8 billion increase in market risk RWA, partly offset by a CHF 4.3 billion reduction in credit risk RWA. On a fully applied basis, RWA increased by CHF 1.6 billion to CHF 226.8 billion, including the same effects as the phase-in RWA except for the aforementioned phase-in effect related to defined benefit pension plan-related assets.

è	Refer to the discussions of “Corporate Center – Non-core and Legacy Portfolio” in the “Risk and treasury management” section of this report for more information on risk-weighted assets

Credit risk

Phase-in credit risk RWA decreased by CHF 4.3 billion to CHF 120.0 billion as of 31 March 2014 compared with CHF 124.3 billion as of 31 December 2013, mainly due to lower RWA related to Corporates and Other exposure segments, partly offset by higher RWA related to Retail exposures. RWA related to exposures treated under the advanced internal ratings-based (IRB) and the standardized approaches decreased by CHF 2.5 billion and CHF 1.8 billion, respectively.

Total credit risk RWA for exposures to Corporates reduced by CHF 3.4 billion, which was primarily related to exposures treated under the advanced IRB approach. This reduction was mainly due to a lower book size resulting from derivative trade unwinds and trade compressions in Corporate Center – Non-core and Legacy Portfolio and a methodology change relating to the implementation of the Basel III exposure model for equity over-the-counter (OTC) derivatives in the Investment Bank.

Total credit risk RWA related to Other exposure segments decreased by CHF 2.8 billion, largely related to exposures measured under the advanced IRB approach in Corporate Center – Non-core and Legacy Portfolio, primarily due to a lower book size as a result of the sale of securitization exposures and lower RWA for credit valuation adjustments (CVA). The implementation of the Basel III exposure model for equity OTC derivatives resulted in a reclassification of CHF 1.9 billion in CVA-related RWA from the standardized to the advanced IRB approach in the Investment Bank.

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Credit risk RWA related to Retail exposures increased by CHF 2.0 billion, in line with expectations based on the previously announced methodology change relating to the FINMA requirement to apply a bank-specific multiplier on Swiss residential mortgages for banks using the IRB approach. The difference in the RWA calculation for Swiss residential mortgages between the advanced IRB and the standardized approaches will be further reduced annually until 2019.

è	Refer to the “Capital management” section of our Annual Report 2013 for more information on expected RWA developments in the first quarter of 2014

Non-counterparty-related risk

Phase-in non-counterparty-related risk RWA slightly increased by CHF 0.4 billion to CHF 13.0 billion.

Market risk

Phase-in market risk RWA amounted to CHF 15.5 billion as of 31 March 2014 compared with CHF 13.7 billion as of 31 December 2013. Incremental risk charge-related RWA increased by CHF 0.9 billion due to an increase in single-name risk and the reversal of a natural hedge benefit in the calculation, as certain residual positions in Non-core were migrated to the correlation portfolio included within the comprehensive risk measure (CRM). The consequential increase in CRM-related RWA was offset by a reduction in book size due to negotiated bilateral settlements of OTC derivative contracts. RWA related to securitizations/re-securitizations in the trading book increased by CHF 1.2 billion, in line with expectations based on the previously announced change in methodology due to the expiry of the transition phase mandated under the Basel 2.5 framework, i.e., net long and net short securitization positions in the trading book require separate underpinning, rather than the higher of net long or net short positions underpinned until 31 December 2013.

è	Refer to the “Risk management and control” section of this report for more information on market risk developments
è	Refer to the “Risk management and control” section of our Annual Report 2013 for more information on the comprehensive risk measure and the incremental risk charge
è	Refer to the “Capital management” section of our Annual Report 2013 for more information on expected RWA developments in the first quarter of 2014

Operational risk

Phase-in operational risk RWA amounted to CHF 81.4 billion as of 31 March 2014, an increase of CHF 3.5 billion compared with the prior quarter. Incremental operational risk RWA calculated by FINMA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA increased by CHF 2.0 billion to CHF 24.5 billion as of 31 March 2014. Additionally, RWA increased as a result of a higher capital requirement based on the advanced measurement approach (AMA) model output using the latest FINMA-approved model parameters.

è

Refer to the “Regulatory and legal developments” section of our Annual Report 2013 for more information on the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA

Sensitivity to currency movements

The majority of our capital and a significant portion of our RWA are denominated in Swiss francs, but we also hold RWA and some eligible capital in other currencies, primarily US dollars, euros and British pounds. A significant depreciation of the Swiss franc against these currencies can adversely affect our key ratios, and Group Treasury is mandated with the task of minimizing such effects. If the Swiss franc depreciates against other currencies, consolidated RWA increase relative to our capital, and vice versa. The Group Asset and Liability Management Committee, a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the fully applied CET1 capital and capital ratio. Limits are in place for the sensitivity of both CET1 capital and capital ratio to a ±10% change in the value of the Swiss franc against other currencies. As of 31 March 2014, we estimate that a 10% depreciation of the Swiss franc against other currencies would increase CET1 capital by CHF 990 million (31 December 2013: CHF 1,075 million) and would decrease the CET1 capital ratio by 19 basis points (31 December 2013: 15 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would decrease CET1 capital by CHF 896 million (31 December 2013: CHF 973 million) and would increase the CET1 capital ratio by 18 basis points (31 December 2013: 15 basis points).

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Basel III risk-weighted assets by risk type, exposure and reporting segment

	31.3.14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement[1]
Credit risk	12.0	8.1	32.1	2.4	33.6	5.8	25.9	120.0	13.7
Advanced IRB approach	8.3	2.4	29.7	1.4	28.5	4.4	20.4	95.0	10.8
Sovereigns[2]	0.0	0.0	0.1	0.0	1.0	0.5	0.2	1.7	0.2
Banks[2]	0.2	0.0	1.4	0.0	5.8	1.1	2.2	10.8	1.2
Corporates[2]	0.6	0.0	14.9	0.0	15.8	2.3	3.7	37.3	4.3
Retail	7.0	2.2	12.4	0.0	0.1	0.0	0.0	21.7	2.5
Other[3]	0.6	0.1	0.9	1.4	5.8	0.5	14.2	23.6	2.7
Standardized approach	3.8	5.7	2.5	1.0	5.2	1.3	5.5	25.0	2.9
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Banks	0.2	0.7	0.1	0.1	0.2	0.4	0.3	1.9	0.2
Corporates	1.5	3.2	1.7	0.9	2.0	2.8	1.6	13.8	1.6
Central counterparties[2]	0.0	0.0	0.0	0.0	1.2	0.7	0.1	1.9	0.2
Retail	1.8	1.6	0.1	0.0	0.0	0.0	0.0	3.5	0.4
Other[3]	0.2	0.1	0.6	0.0	1.7	(2.5)	3.5	3.7	0.4
Non-counterparty-related risk	0.2	0.0	0.1	0.0	0.1	12.6	0.0	13.0	1.5
Market risk	0.0	1.0	0.0	0.0	7.8	(4.0)[4]	10.7	15.5	1.8
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.5	(1.3)	1.3	1.6	0.2
Stressed value-at-risk (SVaR)	0.0	0.6	0.0	0.0	2.5	(2.1)	1.7	2.7	0.3
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	1.0	0.1	0.8	1.9	0.2
Incremental risk charge (IRC)	0.0	0.2	0.0	0.0	2.5	(0.7)	0.2	2.3	0.3
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	3.9	4.0	0.5
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	0.3	0.0	2.8	3.0	0.3
Operational risk	9.5	15.4	1.4	1.1	20.9	9.4	23.5	81.4	9.3
of which: incremental RWA[5]	2.9	4.6	0.4	0.3	6.3	2.8	7.1	24.5	2.8
Total RWA, phase-in	21.8	24.6	33.6	3.6	62.5	23.8	60.1	229.9	26.2
Phase-out items	0.4	0.1	1.4	0.1	0.3	0.8	0.0	3.1
Total RWA, fully applied	21.4	24.4	32.2	3.5	62.2	23.0	60.1	226.8

1  Calculated based on our Swiss SRB Basel III total capital requirement of 11.4% of RWA.     2  Includes stressed expected positive exposures.    3  Includes securitization/re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.    4  Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.    5  Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

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Basel III risk-weighted assets by risk type, exposure and reporting segment

	31.12.13
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement[1]
Credit risk	11.9	8.1	29.9	2.7	35.5	4.8	31.3	124.3	10.6
Advanced IRB approach	8.2	2.4	27.4	1.4	28.9	3.8	25.3	97.5	8.3
Sovereigns	0.0	0.0	0.1	0.0	0.5	0.1	0.2	0.8	0.1
Banks	0.2	0.0	1.5	0.0	7.3	1.0	1.7	11.6	1.0
Corporates[2]	0.4	0.0	14.5	0.0	17.7	2.3	5.9	40.9	3.5
Retail	7.1	2.3	10.4	0.0	0.1	0.0	0.0	19.9	1.7
Other[3]	0.6	0.1	0.9	1.4	3.4	0.5	17.5	24.3	2.1
Standardized approach	3.7	5.7	2.5	1.2	6.6	1.0	6.0	26.8	2.3
Sovereigns	0.1	0.0	0.0	0.0	0.1	0.1	0.0	0.3	0.0
Banks	0.2	0.8	0.1	0.1	0.1	0.3	0.5	2.0	0.2
Corporates	1.6	3.0	2.0	1.1	1.9	2.3	1.7	13.6	1.2
Central counterparties	0.0	0.0	0.0	0.0	1.0	0.6	0.2	1.8	0.2
Retail	1.6	1.7	0.0	0.0	0.0	0.0	0.0	3.3	0.3
Other[3]	0.2	0.1	0.5	0.0	3.5	(2.3)	3.6	5.8	0.5
Non-counterparty-related risk	0.2	0.0	0.1	0.0	0.1	12.2	0.0	12.6	1.1
Market risk	0.0	1.6	0.0	0.0	7.6	(4.9)[4]	9.4	13.7	1.2
Value-at-risk (VaR)	0.0	0.4	0.0	0.0	1.6	(1.4)	1.1	1.7	0.1
Stressed value-at-risk (SVaR)	0.0	0.9	0.0	0.0	2.5	(2.3)	1.5	2.6	0.2
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	1.2	0.1	0.6	2.0	0.2
Incremental risk charge (IRC)	0.0	0.3	0.0	0.0	2.1	(1.4)	0.3	1.4	0.1
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	4.2	4.2	0.4
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	0.1	0.0	1.7	1.8	0.2
Operational risk	9.2	14.8	1.4	1.1	19.4	9.2	22.8	77.9	6.7
of which: incremental RWA[5]	2.7	4.3	0.4	0.3	5.6	2.7	6.6	22.5	1.9
Total RWA, phase-in	21.4	24.5	31.4	3.8	62.6	21.3	63.5	228.6	19.6
Phase-out items	0.4	0.2	1.7	0.1	0.4	0.7	0.0	3.4
Total RWA, fully applied	20.9	24.3	29.7	3.7	62.3	20.7	63.5	225.2

1  Calculated based on our Swiss SRB Basel III total capital requirement of 8.6% of RWA.    2  Includes stressed expected positive exposures.    3  Includes securitization/re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.    4  Corporate Center – Core Functions market risk RWA were negative as this included the effect of portfolio diversification across businesses.    5  Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

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Capital management

Basel III risk-weighted assets by risk type, exposure and reporting segment

	31.3.14 vs. 31.12.13
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total RWA
Credit risk	0.1	0.0	2.2	(0.3)	(1.9)	1.0	(5.4)	(4.3)
Advanced IRB approach	0.1	0.0	2.3	0.0	(0.4)	0.6	(4.9)	(2.5)
Sovereigns	0.0	0.0	0.0	0.0	0.5	0.4	0.0	0.9
Banks	0.0	0.0	(0.1)	0.0	(1.5)	0.1	0.5	(0.8)
Corporates	0.2	0.0	0.4	0.0	(1.9)	0.0	(2.2)	(3.6)
Retail	(0.1)	(0.1)	2.0	0.0	0.0	0.0	0.0	1.8
Other	0.0	0.0	0.0	0.0	2.4	0.0	(3.3)	(0.7)
Standardized approach	0.1	0.0	0.0	(0.2)	(1.4)	0.3	(0.5)	(1.8)
Sovereigns	0.0	0.0	0.0	0.0	(0.1)	(0.1)	0.0	(0.1)
Banks	0.0	(0.1)	0.0	0.0	0.1	0.1	(0.2)	(0.1)
Corporates	(0.1)	0.2	(0.3)	(0.2)	0.1	0.5	(0.1)	0.2
Central counterparties	0.0	0.0	0.0	0.0	0.2	0.1	(0.1)	0.2
Retail	0.2	(0.1)	0.1	0.0	0.0	0.0	0.0	0.1
Other	0.0	0.0	0.1	0.0	(1.8)	(0.2)	(0.1)	(2.1)
Non-counterparty-related risk	0.0	0.0	0.0	0.0	0.0	0.4	0.0	0.4
Market risk	0.0	(0.6)	0.0	0.0	0.2	0.9	1.3	1.8
Value-at-risk (VaR)	0.0	(0.2)	0.0	0.0	(0.1)	0.1	0.2	(0.1)
Stressed value-at-risk (SVaR)	0.0	(0.3)	0.0	0.0	0.0	0.2	0.2	0.1
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	(0.2)	0.0	0.2	(0.1)
Incremental risk charge (IRC)	0.0	(0.1)	0.0	0.0	0.4	0.7	(0.1)	0.9
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	(0.3)	(0.2)
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	0.2	0.0	1.1	1.2
Operational risk	0.3	0.6	0.0	0.0	1.5	0.2	0.7	3.5
of which: incremental RWA	0.2	0.3	0.0	0.0	0.7	0.1	0.5	2.0
Total RWA, phase-in	0.4	0.1	2.2	(0.2)	(0.1)	2.5	(3.4)	1.3
Phase-out items	0.0	(0.1)	(0.3)	0.0	(0.1)	0.1	0.0	(0.3)
Total RWA, fully applied	0.5	0.1	2.5	(0.2)	(0.1)	2.3	(3.4)	1.6

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Risk and treasury management

Swiss SRB leverage ratio

Swiss SRB leverage ratio requirements

The Swiss SRB leverage ratio is calculated by dividing the relevant capital amount by the three-month average total IFRS on-balance sheet assets and off-balance sheet items, based on the regulatory scope of consolidation and adjusted for netting of securities financing transactions and derivatives and other items. The capital considered in the calculation of the phase-in leverage ratio includes CET1 capital and loss-absorbing capital, but excludes tier 2 phase-out capital.

The table “Swiss SRB leverage ratio requirements” shows our total leverage ratio requirement, as well as the requirements by capital components and our actual leverage ratio information. As of 31 March 2014, our CET1 capital covered the leverage ratio requirements for the base and buffer capital components, while our high- and low-trigger loss-absorbing capital satisfied our leverage ratio requirement for the progressive buffer component.

The Swiss SRB leverage ratio requirement is equal to 24% of the total capital ratio requirement (excluding the countercyclical buffer requirement). As of 31 March 2014, the effective total leverage ratio requirement was 2.7%, resulting from multiplying the total capital ratio requirement (excluding the countercyclical buffer requirement) of 11.3% by 24%.

In April 2014, the Swiss Federal Council announced revisions to the Capital Adequacy Ordinance which will result in changes to the definition of the leverage ratio denominator (LRD). Effective 1 January 2015, the revised definition of the Swiss LRD must follow Bank for International Settlements (BIS) requirements, with a one-year transition period under which the current Swiss SRB definition may still be used.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information on changes to the Capital Adequacy Ordinance

Swiss SRB leverage ratio requirements

			Phase-in
	Requirements		Actual information
	Swiss SRB leverage ratio (%)[1]	Swiss SRB leverage ratio capital	Swiss SRB leverage ratio (%)		Available Swiss SRB Basel III capital				Capital type
CHF million, except where indicated	31.3.14	31.3.14	31.3.14	31.12.13	31.3.14		31.12.13
Base capital	1.0	9,542	1.0	0.8	9,542		8,634		CET1
Buffer capital	1.1	10,735	3.2	3.3	31,645	[2]	33,545	[2]	CET1
Progressive buffer	0.7	6,751	0.8	0.6	8,078	[3]	5,665	[3]	LAC
Total	2.7	27,028	5.0	4.7	49,265		47,844

1  Requirements for base capital (24% of 4%), buffer capital (24% of 4.5%) and progressive buffer capital (24% of 2.8%).    2  Swiss SRB Basel III CET1 exceeding the base capital requirements is allocated to the buffer capital.    3  During the transition period until end of 2017, high-trigger loss-absorbing capital (LAC) can be included in the progressive buffer.

Developments during the first quarter of 2014

As of 31 March 2014, our phase-in total Swiss SRB leverage ratio was 5.0%, an increase of 0.3 percentage points compared with 31 December 2013. This increase was mainly due to a CHF 34 billion decrease in our total adjusted exposure, also known as LRD, which contributed 0.2 percentage points to the improvement in the leverage ratio on a phase-in basis. In addition, the aforementioned increase in low-trigger loss-absorbing capital contributed 0.1 percentage points to the improvement in the leverage ratio.

The exposure reduction of CHF 34 billion mainly reflected a CHF 29 billion reduction in average on-balance sheet asset items of which the main part related to positive replacement values, partly offset by increases in Cash and balances with central banks, Loans and Other assets. A CHF 2 billion combined net effect of reduced derivative and securities financing exposure netting and a lower current exposure add-on for derivative exposures also contributed to the exposure reduction. The decrease in our LRD was mainly attributable to exposure reductions of CHF 26 billion in Corporate Center – Non-core and Legacy Portfolio.

As of 31 March 2014, our fully applied total Swiss SRB leverage ratio was 3.8%, an increase of 0.5 percentage points compared with 31 December 2013.

è	Refer to the “Risk management and control” section of this report for more information on exposures held in Corporate Center – Non-core and Legacy Portfolio

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Capital management

Swiss SRB leverage ratio

CHF million, except where indicated	Average 1Q14	Average 4Q13
Total on-balance sheet assets[1]	988,093	1,017,335
Netting of securities financing transactions	(5,482)	(1,537)
Netting of derivative exposures	(177,317)	(196,992)
Current exposure method (CEM) add-on for derivative exposures	88,082	105,352
Off-balance sheet items	94,611	96,256
of which: commitments and guarantees – unconditionally cancellable (10%)	19,645	21,538
of which: commitments and guarantees – other than unconditionally cancellable (100%)	74,967	74,719
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	17,735	17,878
Items deducted from tier 1 capital, phase-in (at period end)	(11,751)	(10,428)
Total adjusted exposure (“leverage ratio denominator”), phase-in2	993,970	1,027,864
Additional items deducted from tier 1 capital, fully applied (at period end)	(6,071)	(7,617)
Total adjusted exposure (“leverage ratio denominator”), fully applied[2]	987,899	1,020,247

	As of
	31.3.14	31.12.13
Common equity tier 1 capital (phase-in)	41,187	42,179
Loss-absorbing capital	8,078	5,665
Common equity tier 1 capital and loss-absorbing capital	49,265	47,844
Swiss SRB leverage ratio, phase-in (%)	5.0	4.7

	As of
	31.3.14	31.12.13
Common equity tier 1 capital (fully applied)	29,937	28,908
Loss-absorbing capital	8,078	5,665
Common equity tier 1 capital including loss-absorbing capital	38,015	34,573
Swiss SRB leverage ratio, fully applied (%)	3.8	3.4

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2013 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (both proprietary and agency transactions) and for OTC derivatives with a qualifying central counterparty.

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Swiss SRB leverage ratio denominator by reporting segment

	Average 1Q14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets[1]	109.0	45.1	142.6	3.6	242.9	243.6	201.4	988.1
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(2.1)	(3.4)	0.0	(5.5)
Netting of derivative exposures	(0.1)	0.0	(0.2)	0.0	(46.1)	0.0	(130.9)	(177.3)
Current exposure method (CEM) add-on for derivative exposures	1.1	0.0	1.0	0.0	31.3	0.0	54.6	88.1
Off-balance sheet items	9.2	10.7	20.7	0.0	44.7	0.0	9.2	94.6
of which: commitments and guarantees – unconditionally cancellable (10%)	5.3	10.0	4.0	0.0	0.3	0.0	0.0	19.6
of which: commitments and guarantees – other than unconditionally cancellable (100%)	3.8	0.7	16.7	0.0	44.4	0.0	9.2	75.0
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.2	0.2	0.1	10.1	0.9	0.3	0.0	17.7
Items deducted from tier 1 capital, phase-in (at period end)						(11.8)		(11.8)
Total adjusted exposure (“leverage ratio denominator”), phase-in2	125.4	56.0	164.2	13.7	271.7	228.8	134.3	994.0
Additional items deducted from tier 1 capital, fully applied (at period end)						(6.1)		(6.1)
Total adjusted exposure (“leverage ratio denominator”), fully applied[2]	125.4	56.0	164.2	13.7	271.7	222.7	134.3	987.9

	Average 4Q13
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets[1]	104.9	45.3	142.8	4.0	245.9	245.1	229.4	1,017.3
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(1.1)	(0.4)	0.0	(1.5)
Netting of derivative exposures	(0.1)	0.0	(0.3)	0.0	(49.0)	0.0	(147.6)	(197.0)
Current exposure method (CEM) add-on for derivative exposures	1.2	0.0	1.1	0.0	34.4	0.0	68.6	105.4
Off-balance sheet items	9.6	11.7	21.1	0.0	44.2	0.0	9.6	96.3
of which: commitments and guarantees – unconditionally cancellable (10%)	5.9	11.0	4.2	0.0	0.4	0.0	0.0	21.5
of which: commitments and guarantees – other than unconditionally cancellable (100%)	3.7	0.6	16.9	0.0	43.9	0.0	9.6	74.7
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.6	0.2	0.0	10.0	0.9	0.2	0.0	17.9
Items deducted from tier 1 capital, phase-in (at period end)						(10.4)		(10.4)
Total adjusted exposure (“leverage ratio denominator”), phase-in2	122.1	57.2	164.7	14.0	275.3	234.5	160.0	1,027.9
Additional items deducted from tier 1 capital, fully applied (at period end)						(7.6)		(7.6)
Total adjusted exposure (“leverage ratio denominator”), fully applied[2]	122.1	57.2	164.7	14.0	275.3	226.9	160.0	1,020.2
1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2013 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (both proprietary and agency transactions) and for OTC derivatives with a qualifying central counterparty.

87

Capital management

Equity attribution and return on attributed equity

The equity attribution framework reflects our objectives of maintaining a strong capital base and managing performance by guiding each business towards activities that appropriately balance profit potential, risk and capital usage. This framework, which includes some forward-looking elements, enables us to integrate Group-wide capital management activities with those at a business division level and to calculate and assess return on attributed equity (RoAE) in each of our business divisions.

Tangible equity is attributed to our business divisions by applying a weighted-driver approach that combines phase-in Basel III capital requirements with internal models to determine the amount of capital required to cover each business division’s risk.

Risk-weighted assets (RWA) and leverage ratio denominator usage are converted to their common equity tier 1 (CET1) equivalents based on capital ratios as targeted by industry peers. Risk-based capital (RBC) is converted to its CET1 equivalent based on a conversion factor that considers the amount of RBC exposure covered by loss-absorbing capital. In addition to tangible equity, we allocate equity to support goodwill and intangible assets as well as certain Basel III capital deduction items. The amount of equity attributed to all business divisions and Corporate Center corresponds to the amount we believe is required to maintain a strong capital base and to support our businesses adequately, and can differ from the Group’s actual equity during a given period.

è	Refer to the “Risk management and control” section of our Annual Report 2013 for more information on risk-based capital

Average total equity attributed to the business divisions and Corporate Center was CHF 41.2 billion in the first quarter of 2014, an increase of CHF 0.4 billion compared with the prior quarter. This increase was largely due to higher attributed equity in Retail & Corporate, which increased to CHF 4.2 billion from CHF 3.8 billion mainly as a result of higher projected RWA related to the additional capital requirement for Swiss residential mortgage loans. Attributed equity in Group items within Corporate Center – Core Functions increased largely due to the first-time inclusion of equity required to underpin certain Basel III capital deduction items that are relevant from the beginning of the first quarter. Attributed equity in Corporate Center – Non-core and Legacy Portfolio decreased mainly due to the exercise of the SNB StabFund option in the fourth quarter of 2013 as well as lower projected resource consumption in the first quarter of 2014. Attributed equity for all business divisions was also affected by the use of a higher industry-standard capital ratio for the conversion of the leverage ratio denominator exposure to its CET1 equivalent.

Average equity attributable to UBS shareholders increased to CHF 48.5 billion in the first quarter of 2014 from CHF 47.7 billion in the fourth quarter of 2013. The difference between average equity attributable to UBS shareholders and average equity attributed to the business divisions and Corporate Center increased to CHF 7.3 billion in the first quarter of 2014 from CHF 6.9 billion in the prior quarter. This difference mainly results from holding higher levels of equity than required under the Basel III phase-in rules.

Annualized RoAE is a pre-tax profitability measure that is an indicator of efficiency in the usage of the firm’s financial resources.

The return on equity (RoE) for the Group increased to 8.7% in the first quarter of 2014 from 7.7% in the fourth quarter of 2013 due to an increase in net profit attributable to UBS shareholders, partly offset by an increase in average equity attributable to UBS shareholders. The RoE of the Group was lower than the average of the RoAE of the business divisions as a result of the negative RoAE of the Corporate Center and due to the fact that more equity was attributable to UBS shareholders than the total equity attributed to the business divisions and Corporate Center.

88

Risk and treasury management

Average attributed equity

	For the quarter ended
CHF billion	31.3.14	31.12.13	31.3.13
Wealth Management	3.4	3.4	3.7
Wealth Management Americas	2.7	2.7	2.9
Retail & Corporate	4.2	3.8	4.4
Global Asset Management	1.7	1.7	1.9
Investment Bank	7.9	7.8	7.9
Corporate Center	21.3	21.4	24.8
of which: Core Functions	15.3	13.7	10.9
of which: Group items[1]	11.2	9.5	7.8
of which: Non-core and Legacy Portfolio	6.0	7.7	13.9
Average equity attributed to the business divisions and Corporate Center	41.2	40.8	45.6
Difference	7.3	6.9	1.0
Average equity attributable to UBS shareholders	48.5	47.7	46.6

[1]  Group items within the Corporate Center carries common equity not allocated to the business divisions, reflecting equity that we have targeted above a 10% common equity tier 1 ratio. Additionally, this includes attributed equity for PaineWebber goodwill and intangible assets, for centrally held risk-based capital items and for certain Basel III capital deduction items.

Return on attributed equity and return on equity [1]

	For the quarter ended
In %	31.3.14	31.12.13	31.3.13
Wealth Management	72.8	55.4	71.8
Wealth Management Americas	35.9	34.1	26.9
Retail & Corporate	36.8	34.9	31.5
Global Asset Management	28.7	30.6	40.0
Investment Bank	21.5	15.2	49.5
Corporate Center – Core Functions	(4.6)	(16.5)	(25.0)
Corporate Center – Non-core and Legacy Portfolio	(15.0)	(23.2)	(7.1)
UBS Group	8.7	7.7	8.5

1  Return on attributed equity shown for the business divisions and Corporate Center and return on equity shown for UBS Group.

89

UBS shares

UBS shares

Total UBS shares issued increased by 1,381,123 shares in the first quarter of 2014 due to the exercise of employee share options.

Treasury shares, which are primarily held to hedge employee share and option participation plans, increased by 18,441,454 shares on a net basis, mainly reflecting the acquisition of treasury shares in relation to employee share-based compensation awards.

UBS shares
	As of			Change from
	31.3.14	31.12.13	31.3.13	31.12.13	31.3.13

Shares outstanding
Shares issued	3,843,383,192	3,842,002,069	3,836,939,178	1,381,123	6,444,014
of which: related to employee option plans				1,381,123	6,444,014
Treasury shares	92,241,706	73,800,252	79,083,158	18,441,454	13,158,548
Shares outstanding	3,751,141,486	3,768,201,817	3,757,856,020	(17,060,331)	(6,714,534)

	As of or for the quarter ended			% change from
	31.3.14	31.12.13	31.3.13	31.12.13	31.3.13

Earnings per share (CHF)[1]
Basic	0.28	0.24	0.26	17	8
Diluted	0.27	0.24	0.26	13	4

Shareholders’ equity (CHF million)
Equity attributable to UBS shareholders	49,023	48,002	47,239	2	4
Less: goodwill and intangible assets	6,211	6,293	6,705	(1)	(7)
Tangible shareholders’ equity	42,812	41,709	40,534	3	6

Book value per share (CHF)
Total book value per share	13.07	12.74	12.57	3	4
Tangible book value per share	11.41	11.07	10.79	3	6

Market capitalization and share price
Share price (CHF)	18.26	16.92	14.55	8	25
Market capitalization (CHF million)[2]	70,180	65,007	55,827	8	26

1  Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.    2   Market capitalization is calculated based on the total UBS shares issued multiplied by the UBS share price at period end.

90

Risk and treasury management

UBS shares are registered shares with a par value of CHF 0.10 per share. They are traded and settled as Global Registered Shares. Global Registered Shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded. The shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Ticker symbols

Trading exchange	Bloomberg	Reuters
SIX Swiss Exchange	UBSN VX	UBSN.VX
New York Stock Exchange	UBS UN	UBS.N

Security identification codes
ISIN		CH0024899483
Valoren		2 489 948
Cusip		CINS H89231 33 8

91

92

Financial information Unaudited

	Interim consolidated financial statements (unaudited)

95	Income statement
96	Statement of comprehensive income
98	Balance sheet
100	Statement of changes in equity
102	Statement of cash flows

	Notes to the interim consolidated financial statements

105	1	Basis of accounting
107	2	Segment reporting
109	3	Net interest and trading income
110	4	Net fee and commission income
110	5	Other income
111	6	Personnel expenses
111	7	General and administrative expenses
111	8	Income taxes
112	9	Earnings per share (EPS) and shares outstanding
113	10	Fair value measurement
135	11	Derivative instruments
136	12	Offsetting financial assets and financial liabilities
139	13	Other assets and liabilities
140	14	Provisions and contingent liabilities
150	15	Financial instruments not recognized on the balance sheet
150	16	Changes in organization
151	17	Currency translation rates

	Supplemental information (unaudited) for UBS AG (Parent Bank) and UBS Limited

	UBS AG (Parent Bank)

154	Income statement
155	Balance sheet
156	Basis of accounting
156	Parent bank capital requirements under Swiss SRB regulations
157	Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital
157	Swiss SRB Basel III available capital versus capital requirements
157	Swiss SRB Basel III capital information
158	Swiss SRB leverage ratio requirements
158	Swiss SRB leverage ratio

	UBS Limited

159	Income statement
159	Statement of comprehensive income
160	Balance sheet
161	Basis of accounting
161	Basel III capital information

Financial information

Interim consolidated financial statements

(unaudited)

Income statement

		For the quarter ended			% change from
CHF million, except per share data	Note	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Interest income	3	3,191	2,965	3,484	8	(8)
Interest expense	3	(1,620)	(1,419)	(2,003)	14	(19)
Net interest income	3	1,572	1,546	1,481	2	6
Credit loss (expense)/recovery		28	(15)	(15)
Net interest income after credit loss expense		1,600	1,531	1,466	5	9
Net fee and commission income	4	4,112	4,096	4,123	0	0
Net trading income	3	1,357	604	2,222	125	(39)
Other income	5	189	75	(37)	152
Total operating income		7,258	6,307	7,775	15	(7)
Personnel expenses	6	3,967	3,660	4,100	8	(3)
General and administrative expenses	7	1,679	1,956	1,999	(14)	(16)
Depreciation and impairment of property and equipment		199	221	208	(10)	(4)
Amortization and impairment of intangible assets		20	22	20	(9)	0
Total operating expenses		5,865	5,858	6,327	0	(7)
Operating profit/(loss) before tax		1,393	449	1,447	210	(4)
Tax expense/(benefit)	8	339	(470)	458		(26)
Net profit/(loss)		1,054	919	989	15	7
Net profit/(loss) attributable to preferred noteholders		0	0	0
Net profit/(loss) attributable to non-controlling interests		0	2	1	(100)	(100)
Net profit/(loss) attributable to UBS shareholders		1,054	917	988	15	7

Earnings per share (CHF)
Basic	9	0.28	0.24	0.26	17	8
Diluted	9	0.27	0.24	0.26	13	4

95

Interim consolidated financial statements (unaudited)

Statement of comprehensive income

	For the quarter ended
CHF million	31.3.14	31.12.13	31.3.13

Comprehensive income attributable to UBS shareholders
Net profit/(loss)	1,054	917	988

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	(176)	(207)	557
Foreign exchange amounts reclassified to the income statement from equity	0	24	(26)
Income tax relating to foreign currency translation movements	2	1	(3)
Subtotal foreign currency translation, net of tax	(174)	(182)	528
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	88	(18)	20
Impairment charges reclassified to the income statement from equity	0	5	18
Realized gains reclassified to the income statement from equity	(43)	(61)	(64)
Realized losses reclassified to the income statement from equity	3	40	12
Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	(18)	13	16
Subtotal financial investments available-for-sale, net of tax	31	(20)	3
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	538	(72)	(21)
Net (gains)/losses reclassified to the income statement from equity	(268)	(297)	(319)
Income tax relating to cash flow hedges	(60)	75	70
Subtotal cash flow hedges, net of tax	210	(294)	(270)
Total other comprehensive income that may be reclassified to the income statement, net of tax	67	(496)	261

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains/(losses) on defined benefit plans, before tax	454	(74)	375
Income tax relating to defined benefit plans	(110)	35	(122)
Subtotal defined benefit plans, net of tax	344	(39)	253
Property revaluation surplus
Gains on property revaluation, before tax	0	0	0
Net (gains)/losses reclassified to retained earnings	0	(6)	0
Income tax relating to gains on property revaluation	0	0	0
Subtotal changes in property revaluation surplus, net of tax	0	(6)	0
Total other comprehensive income that will not be reclassified to the income statement, net of tax	344	(45)	253

Total other comprehensive income	411	(541)	514
Total comprehensive income attributable to UBS shareholders	1,465	376	1,503

96

Financial information

Statement of comprehensive income (continued)

	For the quarter ended
CHF million	31.3.14	31.12.13	31.3.13

Comprehensive income attributable to preferred noteholders
Net profit/(loss)	0	0	0
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(16)	(13)	57
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	(16)	(13)	57
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(16)	(13)	57
Total comprehensive income attributable to preferred noteholders	(16)	(13)	57

Comprehensive income attributable to non-controlling interests
Net profit/(loss)	0	2	1
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(1)	0	0
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	(1)	0	0
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(1)	0	0
Total comprehensive income attributable to non-controlling interests	(1)	2	1

Total comprehensive income
Net profit/(loss)	1,054	919	989
Other comprehensive income	394	(553)	571
of which: other comprehensive income that may be reclassified to the income statement	67	(496)	261
of which: other comprehensive income that will not be reclassified to the income statement	327	(57)	310
Total comprehensive income	1,448	366	1,560

97

Interim consolidated financial statements (unaudited)

Balance sheet

				% change from
CHF million	Note	31.3.14	31.12.13	31.12.13

Assets
Cash and balances with central banks		87,548	80,879	8
Due from banks		19,711	17,170	15
Cash collateral on securities borrowed	12	30,096	27,496	9
Reverse repurchase agreements	12	80,605	91,563	(12)
Trading portfolio assets	10	125,668	122,848	2
of which: assets pledged as collateral which may be sold or repledged by counterparties		46,889	42,449	10
Positive replacement values	10, 11, 12	215,307	254,084	(15)
Cash collateral receivables on derivative instruments	12	25,757	28,271	(9)
Financial assets designated at fair value	10, 12	5,862	7,364	(20)
Loans		294,805	286,959	3
Financial investments available-for-sale	10	53,184	59,525	(11)
Investments in associates		846	842	0
Property and equipment		6,094	6,006	1
Goodwill and intangible assets		6,211	6,293	(1)
Deferred tax assets		8,370	8,845	(5)
Other assets	13	22,468	20,228	11
Total assets		982,530	1,018,374	(4)

98

Financial information

Balance sheet (continued)

				% change from
CHF million	Note	31.3.14	31.12.13	31.12.13

Liabilities
Due to banks		14,077	12,862	9
Cash collateral on securities lent	12	13,351	9,491	41
Repurchase agreements	12	17,728	13,811	28
Trading portfolio liabilities	10	29,459	26,609	11
Negative replacement values	10, 11, 12	210,056	248,079	(15)
Cash collateral payables on derivative instruments	12	46,679	49,526	(6)
Financial liabilities designated at fair value	10, 12	68,748	69,901	(2)
Due to customers		388,839	390,825	(1)
Debt issued		76,779	81,586	(6)
Provisions	14	3,200	2,971	8
Other liabilities	13	62,677	62,777	0
Total liabilities		931,593	968,438	(4)

Equity
Share capital		384	384	0
Share premium		33,919	33,952	0
Treasury shares		(1,464)	(1,031)	42
Equity classified as obligation to purchase own shares		(23)	(46)	(50)
Retained earnings		25,529	24,475	4
Cumulative net income recognized directly in equity, net of tax		(9,322)	(9,733)	(4)
Equity attributable to UBS shareholders		49,023	48,002	2
Equity attributable to preferred noteholders		1,877	1,893	(1)
Equity attributable to non-controlling interests		36	41	(12)
Total equity		50,937	49,936	2
Total liabilities and equity		982,530	1,018,374	(4)

99

Interim consolidated financial statements (unaudited)

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares	Retained earnings	Cumulative net income recognized directly in equity, net of tax
Balance as of 1 January 2013	384	33,898	(1,071)	(37)	21,297	(8,522)
Issuance of share capital	0
Acquisition of treasury shares			(651)
Disposition of treasury shares			648
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		148
Premium on shares issued and warrants exercised		8
Employee share and share option plans		(367)
Tax (expense)/benefit recognized in share premium		0
Dividends
Equity classified as obligation to purchase own shares – movements				11
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases		(11)
Total comprehensive income for the period recognized in equity					988	514
Balance as of 31 March 2013	384	33,677	(1,074)	(25)	22,285	(8,008)
Balance as of 1 January 2014	384	33,952	(1,031)	(46)	24,475	(9,733)
Issuance of share capital	0
Acquisition of treasury shares			(819)
Disposition of treasury shares			385
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		24
Premium on shares issued and warrants exercised		(5)
Employee share and share option plans		(52)
Tax (expense)/benefit recognized in share premium		1
Dividends
Equity classified as obligation to purchase own shares – movements				22
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases
Total comprehensive income for the period recognized in equity					1,054	411
Balance as of 31 March 2014	384	33,919	(1,464)	(23)	25,529	(9,322)

100

Financial information

of which: Foreign currency translation	of which: Financial investments available- for-sale	of which: Cash flow hedges	of which: Defined benefit plans	of which: Property revaluation surplus	Total equity attributable to UBS shareholders	Preferred noteholders	Non- controlling interests	Total equity
(6,954)	249	2,983	(4,806)	6	45,949	3,109	42	49,100
					0			0
					(651)			(651)
					648			648

					148			148

					8			8

					(367)			(367)

					0			0
					0			0

					11			11

					0	4		4

					0			0

					(11)			(11)

528	3	(270)	253		1,503	57	1	1,560
(6,426)	252	2,714	(4,553)	6	47,239	3,170	43	50,452

(7,425)	95	1,463	(3,867)	0	48,002	1,893	41	49,936
					0			0
					(819)			(819)

					385			385

					24			24

					(5)			(5)

					(52)			(52)

					1			1
					0		(4)	(4)

					22			22

					0	0		0

					0			0

					0			0

(174)	31	210	344		1,465	(16)	(1)	1,448
(7,599)	126	1,673	(3,523)	0	49,023	1,877	36	50,937

101

Interim consolidated financial statements (unaudited)

Statement of cash flows

	For the quarter ended
CHF million	31.3.14	31.3.13

Cash flow from/(used in) operating activities
Net profit/(loss)	1,054	989
Adjustments to reconcile net profit to cash flow from/(used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property and equipment	199	208
Amortization and impairment of intangible assets	20	20
Credit loss expense/(recovery)	(28)	15
Share of net profits of associates	(35)	(12)
Deferred tax expense/(benefit)	265	327
Net loss/(gain) from investing activities	(48)	(93)
Net loss/(gain) from financing activities	393	5,354
Other net adjustments	336	(2,646)
Net (increase)/decrease in operating assets and liabilities:
Due from/to banks	1,374	(980)
Cash collateral on securities borrowed and reverse repurchase agreements	8,070	3,080
Cash collateral on securities lent and repurchase agreements	7,904	(13,088)
Trading portfolio, replacement values and financial assets designated at fair value	1,482	8,732
Cash collateral on derivative instruments	(1,497)	(2,410)
Loans/due to customers	(9,582)	(3,942)
Other assets, provisions and other liabilities	(1,102)	1,594
Income taxes paid, net of refunds	(81)	(83)
Net cash flow from/(used in) operating activities	8,723	(2,934)

Cash flow from/(used in) investing activities
Purchase of subsidiaries, associates and intangible assets	0	(55)
Disposal of subsidiaries, associates and intangible assets[1]	26	63
Purchase of property and equipment	(329)	(303)
Disposal of property and equipment	66	8
Net (investment in)/divestment of financial investments available-for-sale[2]	3,756	4,025
Net cash flow from/(used in) investing activities	3,519	3,737

Cash flow from/(used in) financing activities
Net short-term debt issued/(repaid)	(5,032)	10,084
Net movements in treasury shares and own equity derivative activity	(755)	(528)
Issuance of long-term debt, including financial liabilities designated at fair value	8,306	5,327
Repayment of long-term debt, including financial liabilities designated at fair value	(9,061)	(19,791)
Dividends paid and repayment of preferred notes	(1)	(1)
Net changes of non-controlling interests	(4)	0
Net cash flow from/(used in) financing activities	(6,546)	(4,909)

1 Includes dividends received from associates.    2 Includes gross cash inflows from sales and settlements (CHF 32,567 million for the three months ended 31 March 2014, CHF 38,563 million for the three months ended 31 March 2013) and gross cash outflows from purchases (CHF 28,811 million for the three months ended 31 March 2014, CHF 34,538 million for the three months ended 31 March 2013).

102

Financial information

Statement of cash flows (continued)

	For the quarter ended
CHF million	31.3.14	31.3.13

Effects of exchange rate differences on cash and cash equivalents	(715)	1,820

Net increase/(decrease) in cash and cash equivalents	4,980	(2,286)
Cash and cash equivalents at the beginning of the period	108,632	99,108
Cash and cash equivalents at the end of the period	113,612	96,822
Cash and cash equivalents comprise:
Cash and balances with central banks	87,548	63,976
Due from banks[1]	24,956	29,702
Money market paper[2]	1,109	3,144
Total[3]	113,612	96,822

Additional information
Net cash flow from/(used in) operating activities include:
Cash received as interest	2,690	2,833
Cash paid as interest	1,356	1,818
Cash received as dividends on equity investments, investment funds and associates[4]	554	313

1 Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments with bank counterparties.    2 Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.    3 CHF 7,429 million and CHF 9,955 million of cash and cash equivalents were restricted as of 31 March 2014 and 31 March 2013, respectively. Refer to “Note 25 Restricted and transferred financial assets” in our Annual Report 2013 for more information.    4 Includes dividends received from associates reported within cash flow from/(used in) investing activities.

103

104

Financial information

Notes to the interim consolidated financial statements

Note 1 Basis of accounting

The consolidated financial statements (the “Financial Statements”) of UBS AG and its subsidiaries (“UBS” or the “Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. These interim Financial Statements are presented in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the annual Financial Statements for the period ended 31 December 2013, except for the changes set out below. These interim Financial Statements are unaudited and should be read in conjunction with the audited Financial Statements included in our Annual Report 2013. In the opinion of management, all necessary adjustments have been made for a fair presentation of the Group’s financial position, results of operations and cash flows.

In preparing these interim Financial Statements, management is required to make estimates and assumptions that affect reported income, expenses, assets, liabilities and the disclosure of contingent assets and liabilities. Assessing available information and the application of judgment are necessary elements in making such estimates. Actual results in the future could differ from such estimates, and such differences may be material to the Financial Statements. Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to estimates resulting from these reviews are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2) of “Note 1 a) Significant accounting policies” in our Annual Report 2013.

International Financial Reporting Standards and Interpretations adopted in the first quarter of 2014

Offsetting Financial Assets and Financial Liabilities

(Amendments to IAS 32, Financial Instruments: Presentation)

On 1 January 2014, the Group adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The amended IAS 32 restricts offsetting on the balance sheet to only those arrangements in which a right of set-off exists that is unconditional and legally enforceable, in the normal course of business and in the event of the default, bankruptcy or insolvency of the Group and its relevant counterparties and for which the Group intends to either settle on a net basis, or to realize the asset and settle the liability simultaneously. The amendments also provide incremental guidance for determining when gross settlement systems, e.g., a delivery versus payment (DVP) process used to settle repurchase agreements, result in the functional equivalent of net settlement.

In assessing whether the Group intends to either settle on a net basis, or to realize the asset and settle the liability simultaneously, emphasis is placed on the effectiveness of the operational mechanics in eliminating substantially all credit and liquidity exposure between the counterparties at the time of settlement. This condition precludes offsetting on the balance sheet for substantial amounts of the Group’s financial assets and liabilities, even if

Amendments to IAS 32: Effect on the balance sheet

CHF million	Balance as of 31 December 2013 previously reported	Change in reported figures	Restated balance as of 31 December 2013

Total assets	1,009,860	8,513	1,018,374
of which: Positive replacement values	245,835	8,249	254,084
of which: Cash collateral receivables on derivative instruments	28,007	264	28,271

Total liabilities	959,925	8,513	968,438
of which: Negative replacement values	239,953	8,125	248,079
of which: Cash collateral payables on derivative instruments	49,138	388	49,526

Total equity	49,936	0	49,936
Total liabilities and equity	1,009,860	8,513	1,018,374

105

Notes to the interim consolidated financial statements

they may be subject to enforceable netting arrangements. For derivative contracts, balance sheet offsetting is generally only permitted in circumstances in which a market settlement mechanism exists via an exchange or clearing house which effectively accomplishes net settlement through a daily cash margining process. Bilateral over-the-counter derivatives and exchange-traded derivatives that are not margined on a daily basis are commonly precluded from offsetting on the balance sheet unless a mechanism exists to provide for net settlement of the cash flows arising from these contracts. For repurchase arrangements and securities financings, balance sheet offsetting may be permitted only to the extent that the settlement mechanism eliminates or results in insignificant credit and liquidity risk and processes the receivables and payables in a single settlement process or cycle.

Under the revised rules, the Group is no longer able to offset certain derivative arrangements, mainly credit derivative contracts and equity/index contracts, due to a combination of product and counterparty-specific considerations. The prior period balance sheet as of 31 December 2013 was restated to reflect the effects of adopting these amendments to IAS 32, as noted in the table on the previous page. There was no impact on total equity, net profit or earnings per share. In addition, there was no material impact on the Group’s Basel III capital, capital ratios and Swiss SRB leverage ratio.

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39, Financial Instruments: Recognition and Measurement)

On 1 January 2014, the Group adopted Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39, Financial Instruments: Recognition and Measurement) which provides relief from discontinuing hedge accounting when a derivative designated as a hedging instrument is novated to effect clearing with a central counterparty as a result of laws and regulations, provided certain criteria are met. Adoption of the amendments had no impact on the Financial Statements.

IFRIC Interpretation 21, Levies

On 1 January 2014, the Group adopted IFRIC Interpretation 21, Levies. IFRIC 21 sets out the accounting for an obligation to pay a government levy that is not within the scope of IAS 12, Income Taxes. The interpretation specifies that liabilities for levies should not be recognized prior to the occurrence of a specified triggering event, even when an entity has no realistic ability to avoid the triggering event. Adoption of the interpretation did not have a material impact on the Financial Statements.

Refinement to the allocation of operating costs for internal services

To further enhance cost discipline and strengthen our efforts to reduce our underlying cost base, beginning this quarter, the

Group has refined the way that operating costs for internal services are allocated from Corporate Center – Core Functions to the business divisions and Corporate Center – Non-core and Legacy Portfolio. Under this refinement, each year, as part of the annual business planning cycle, Corporate Center – Core Functions agrees with the business divisions and Corporate Center – Non-core and Legacy Portfolio cost allocations for services at fixed amounts or at variable amounts based on formulas, depending on capital and service consumption levels as well as the nature of the services performed. These pre-agreed cost allocations are designed with the expectation that Corporate Center – Core Functions recovers its costs, without a mark-up. Because actual costs incurred may differ from those expected, however, Corporate Center – Core Functions may recognize significant under- or over-allocations depending on various factors, including Corporate Center – Core Functions’ ability to manage the delivery of its services and achieve cost savings. Each year these cost allocations will be reset, taking account of the prior year’s experience and plans for the forthcoming period. We expect the refined approach to strengthen the effectiveness and efficiency of the services performed by Corporate Center – Core Functions, and in particular to facilitate the achievement of cost savings, by better aligning cost accountability with the management of these services. Prior periods have not been adjusted for this refinement.

Changes in presentation

Trading portfolio, Financial investments available-for-sale and Reclassification of financial assets

Starting with the first quarter 2014, Trading portfolio and Financial investments available-for-sale are no longer disclosed as separate Notes in the interim Financial Statements, as this information is already presented in Note 10e. In addition, the information on reclassification of financial assets is no longer disclosed in the interim Financial Statements due to the reduced relevance of remaining balances.

Net fee and commission income

Starting in the first quarter of 2014, the Group revised its presentation of certain line items within Net fee and commission income in order to provide more relevant information. Prior period information was adjusted accordingly. Refer to Note 4 for more information.

Other income

Starting in the first quarter of 2014, the Group introduced several new reporting lines in order to enhance transparency on the composition of Other within Other income. Prior period information was adjusted accordingly. Refer to Note 5 for more information.

106

Financial information

Note 2 Segment reporting

UBS’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Internal charges and transfer pricing adjustments are reflected in operating results of the reportable segments. Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are also reflected in the operating results of the reportable segments.

Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are involved in the value-creation chain. Commissions are credited to the reportable segments based on the corresponding client relationship. Net interest income is generally allocated to the reportable segments based on their balance sheet positions. Assets and liabilities of the reportable segments are funded through and invested with Group Treasury within Corporate Center – Core Functions, and the net interest margin is reflected in the results of each reportable segment. Interest income earned from managing UBS’s consolidated equity is allocated to the reportable segments based on average attributed equity. Total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.

Effective from 2014 onwards, each year, as part of the annual business planning cycle, Corporate Center – Core Functions agrees with the business divisions and Corporate Center – Non-core and Legacy Portfolio cost allocations for services at fixed amounts or at variable amounts based on formulas, depending on capital and service consumption levels as well as the nature of the services performed. Because actual costs incurred may differ from those expected, however, Corporate Center – Core Functions may recognize significant under- or over-allocations depending on various factors. Each year these cost allocations will be reset, taking account of the prior years’ experience and plans for the forthcoming period. Refer to “Note 1 Basis of accounting” for more information. Until December 2013, the operating expenses of Corporate Center – Core Functions were allocated to the reportable segments based on internally determined allocation bases. These allocations were adjusted on a periodic basis and differences may have arisen between actual costs incurred and amounts recharged.

Segment balance sheets assets are based on a third-party view, i.e., the amounts do not include intercompany balances. This view is in line with internal reporting to management. Certain assets managed centrally by Corporate Center – Core Functions (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Core Functions, whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs and/or revenues are entirely or partially allocated to Corporate Center – Core Functions.

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center		UBS
CHF million						Core Functions	Non-core and Legacy Portfolio

For the quarter ended 31 March 2014
Net interest income	496	223	523	(6)	403	(8)	(59)	1,572
Non-interest income	1,447	1,422	398	457	1,786	59	88	5,658
Income[1]	1,943	1,644	921	451	2,190	51	30	7,230
Credit loss (expense)/recovery	0	17	12	0	0	0	0	28
Total operating income	1,943	1,661	932	451	2,190	51	29	7,258
Personnel expenses	847	1,126	353	208	1,191	139	104	3,967
General and administrative expenses	412	250	192	114	499	85	128	1,679
Services (to)/from other business divisions	17	2	(31)	(5)	2	0	15	0
Depreciation and impairment of property and equipment	48	30	33	10	70	2	7	199
Amortization and impairment of intangible assets	2	12	0	2	3	1	0	20
Total operating expenses[2]	1,325	1,419	547	329	1,765	227	254	5,865
Operating profit/(loss) before tax	619	242	386	122	425	(176)	(225)	1,393
Tax expense/(benefit)								339
Net profit/(loss)								1,054

As of 31 March 2014
Total assets	115,430	45,416	142,711	13,284	242,100	233,379	190,209	982,530
1 Refer to “Note 10 Fair value measurement” for more information on own credit in Corporate Center – Core Functions.    2 Refer to “Note 16 Changes in organization” for information on restructuring charges.

107

Notes to the interim consolidated financial statements

Note 2  Segment reporting (continued)1

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center		UBS
CHF million						Core Functions	Non-core and Legacy Portfolio

For the quarter ended 31 March 2013
Net interest income	508	202	531	(6)	256	47	(56)	1,481
Non-interest income	1,418	1,378	388	523	2,529	(487)	561	6,309
Income[2]	1,926	1,580	919	517	2,785	(441)	506	7,790
Credit loss (expense)/recovery	(12)	0	0	0	(1)	0	(2)	(15)
Total operating income	1,913	1,579	919	517	2,783	(441)	504	7,775
Personnel expenses	839	1,120	378	211	1,265	146	141	4,100
General and administrative expenses	345	219	197	107	457	94	580	1,999
Services (to)/from other business divisions	19	4	(37)	(4)	21	0	(4)	0
Depreciation and impairment of property and equipment	46	28	34	11	59	(1)	31	208
Amortization and impairment of intangible assets	1	13	0	2	3	0	1	20
Total operating expenses[3]	1,250	1,384	572	327	1,806	239	749	6,327
Operating profit/(loss) before tax	664	195	347	190	977	(680)	(245)	1,447
Tax expense/(benefit)								458
Net profit/(loss)								989

As of 31 December 2013
Total assets	109,758	45,491	141,369	14,223	244,990	247,407	215,135	1,018,374

1 Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes.    2 Refer to “Note 10 Fair value measurement” for more information on own credit in Corporate Center – Core Functions.    3 Refer to “Note 16 Changes in organization” for information on restructuring charges.

108

Financial information

Note 3  Net interest and trading income

	For the quarter ended			% change from
CHF million	31.3.14	31.12.13	31.3.13	4Q13	1Q13

Net interest and trading income
Net interest income	1,572	1,546	1,481	2	6
Net trading income	1,357	604	2,222	125	(39)
Total net interest and trading income	2,929	2,150	3,703	36	(21)
Wealth Management	671	697	727	(4)	(8)
Wealth Management Americas	324	340	307	(5)	6
Retail & Corporate	602	628	609	(4)	(1)
Global Asset Management	(1)	4	6
Investment Bank	1,257	954	1,833	32	(31)
of which: Corporate Client Solutions	254	173	498	47	(49)
of which: Investor Client Services	1,003	781	1,335	28	(25)
Corporate Center	76	(472)	223		(66)
of which: Core Functions	65	(313)	(276)
of which: own credit on financial liabilities designated at fair value[1]	88	(94)	(181)
of which: Non-core and Legacy Portfolio	12	(159)	499		(98)
Total net interest and trading income	2,929	2,150	3,703	36	(21)

Net interest income
Interest income
Interest earned on loans and advances	2,052	2,072	2,297	(1)	(11)
Interest earned on securities borrowed and reverse repurchase agreements	164	168	238	(2)	(31)
Interest and dividend income from trading portfolio	852	551	797	55	7
Interest income on financial assets designated at fair value	56	86	94	(35)	(40)
Interest and dividend income from financial investments available-for-sale	67	88	59	(24)	14
Total	3,191	2,965	3,484	8	(8)
Interest expense
Interest on amounts due to banks and customers	199	192	262	4	(24)
Interest on securities lent and repurchase agreements	178	152	217	17	(18)
Interest expense from trading portfolio[2]	436	239	491	82	(11)
Interest on financial liabilities designated at fair value	247	268	335	(8)	(26)
Interest on debt issued	560	569	697	(2)	(20)
Total	1,620	1,419	2,003	14	(19)
Net interest income	1,572	1,546	1,481	2	6

Net trading income
Investment Bank Corporate Client Solutions	139	53	372	162	(63)
Investment Bank Investor Client Services	714	603	1,205	18	(41)
Other business divisions and Corporate Center	504	(51)	645		(22)
Net trading income	1,357	604	2,222	125	(39)
of which: net gains/(losses) from financial liabilities designated at fair value1, [3]	(465)	(1,278)	(1,144)	(64)	(59)

1  Refer to “Note 10 Fair value measurement” for more information on own credit.    2  Includes expense related to dividend payment obligations on trading liabilities.  3  Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within net trading income.

109

Notes to the interim consolidated financial statements

Note 4 Net fee and commission income1

	For the quarter ended			% change from
CHF million	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Underwriting fees	320	351	395	(9)	(19)
of which: equity underwriting fees	185	239	205	(23)	(10)
of which: debt underwriting fees	135	113	190	19	(29)
M&A and corporate finance fees	155	207	119	(25)	30
Brokerage fees	1,010	894	1,094	13	(8)
Investment fund fees	933	890	1,031	5	(10)
Portfolio management and advisory fees	1,719	1,736	1,556	(1)	10
Other	423	420	420	1	1
Total fee and commission income	4,560	4,498	4,616	1	(1)
Brokerage fees paid	200	142	236	41	(15)
Other	248	261	256	(5)	(3)
Total fee and commission expense	448	402	492	11	(9)
Net fee and commission income	4,112	4,096	4,123	0	0
of which: net brokerage fees	811	752	858	8	(5)

1  In 2014, changes in the presentation of this Note were made. Insurance-related and other fees, Credit-related fees and commissions and Commission income from other services are no longer presented as separate line items in this Note but are instead included under Other. Prior period information was adjusted accordingly.

Note 5 Other income[1]

	For the quarter ended			% change from
CHF million	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Associates and subsidiaries
Net gains/(losses) from disposals of subsidiaries[2]	6	9	82	(33)	(93)
Net gains/(losses) from disposals of investments in associates	0	0	0
Share of net profits of associates	35	11	12	218	192
Total	42	20	94	110	(55)
Financial investments available-for-sale
Net gains/(losses) from disposals	40	21	52	90	(23)
Impairment charges	0	(5)	(18)	(100)	(100)
Total	39	16	34	144	15
Net income from properties (excluding net gains/losses from disposals)[3]	7	7	9	0	(22)
Net gains/(losses) from disposals of investment properties at fair value[4]	1	(2)	1		0
Net gains/(losses) from disposals of properties held for sale	23	62	0	(63)
Net gains/(losses) from disposals of loans and receivables	9	11	4	(18)	125
Other[5]	67	(38)	(177)
Total other income	189	75	(37)	152

1  In 2014, changes in the presentation of this Note were made. Net gains/(losses) from disposals of properties held for sale and Net gains/(losses) from disposals of loans and receivables are now presented as separate line items. Previously, these were included in the line item Other. Prior period information was adjusted accordingly.    2  Includes foreign exchange gains/losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.    3  Includes net rent received from third parties and net operating expenses.    4  Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.    5  The fourth and first quarters of 2013 included losses of CHF 75 million and CHF 119 million, respectively, related to the buyback of debt in public tender offers.

110

Financial information

Note 6 Personnel expenses

	For the quarter ended			% change from
CHF million	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Salaries and variable compensation	2,520	2,272	2,689	11	(6)
Contractors	54	57	43	(5)	26
Social security	259	176	218	47	19
Pension and other post-employment benefit plans	193	211	216	(9)	(11)
Wealth Management Americas: Financial advisor compensation[1]	790	778	776	2	2
Other personnel expenses	152	166	159	(8)	(4)
Total personnel expenses[2]	3,967	3,660	4,100	8	(3)

[1]  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements.    [2]  Includes restructuring charges. Refer to “Note 16 Changes in organization” for more information.

Note 7 General and administrative expenses

	For the quarter ended			% change from
CHF million	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Occupancy	251	268	261	(6)	(4)
Rent and maintenance of IT and other equipment	117	117	115	0	2
Communication and market data services	150	145	152	3	(1)
Administration	106	262[4]	128	(60)	(17)
Marketing and public relations	94	155	112	(39)	(16)
Travel and entertainment	107	136	101	(21)	6
Professional fees	256	328	206	(22)	24
Outsourcing of IT and other services	357	382	302	(7)	18
Provisions for litigation, regulatory and similar matters[1,2]	193	79	378	144	(49)
Other	49	84	243	(42)	(80)
Total general and administrative expenses[3]	1,679	1,956	1,999	(14)	(16)

1  Reflects the net increase/release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, the first quarter of 2014 included recoveries from third parties of CHF 1 million (fourth quarter 2013: CHF 8 million, first quarter 2013: CHF 3 million). A portion (CHF 6 million release) of the net increase/release recognized in the income statement for provisions for certain litigation, regulatory and similar matters for the first quarter of 2014 as presented in “Note 14a Provisions” was recorded as other income rather than as general and administrative expenses.    2  Refer to “Note 14 Provisions and contingent liabilities” for more information.    3  Includes restructuring charges. Refer to “Note 16 Changes in organization” for more information.    4  The fourth quarter of 2013 included a net charge of CHF 128 million for the annual UK bank levy.

Note 8 Income taxes

The Group recognized a net income tax expense of CHF 339 million for the first quarter of 2014, compared with a net tax benefit of CHF 470 million in the prior quarter. The first quarter net expense included a deferred tax expense of CHF 234 million in respect of the amortization of deferred tax assets previously recognized in relation to tax losses carried forward to reflect their offset against Swiss taxable profits for the quarter. In addition, it included net tax expenses of CHF 146 million in respect of taxable profits primarily relating to branches and subsidiaries outside of Switzerland. This was partially offset by a decrease in provisions of CHF 41 million in respect of tax matters which are now resolved.

111

Notes to the interim consolidated financial statements

Note 9 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from
	31.3.14	31.12.13	31.3.13	4Q13	1Q13

Basic earnings (CHF million)
Net profit/(loss) attributable to UBS shareholders	1,054	917	988	15	7

Diluted earnings (CHF million)
Net profit/(loss) attributable to UBS shareholders	1,054	917	988	15	7
Less: (profit)/loss on UBS equity derivative contracts	0	(3)	(1)	(100)	(100)
Net profit/(loss) attributable to UBS shareholders for diluted EPS	1,054	914	987	15	7

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,766,005,832	3,767,988,346	3,754,790,008	0	0
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	85,654,571	83,600,300	85,707,866	2	0
Weighted average shares outstanding for diluted EPS	3,851,660,403	3,851,588,646	3,840,497,874	0	0

Earnings per share (CHF)
Basic	0.28	0.24	0.26	17	8
Diluted	0.27	0.24	0.26	13	4

Shares outstanding
Shares issued	3,843,383,192	3,842,002,069	3,836,939,178	0	0
Treasury shares	92,241,706	73,800,252	79,083,158	25	17
Shares outstanding	3,751,141,486	3,768,201,817	3,757,856,020	0	0
Exchangeable shares	0	246,042	418,526	(100)	(100)
Shares outstanding for EPS	3,751,141,486	3,768,447,859	3,758,274,546	0	0
The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented.
				% change from
Number of shares	31.3.14	31.12.13	31.3.13	4Q13	1Q13

Potentially dilutive instruments
Employee share-based compensation awards	106,001,462	117,623,624	134,285,814	(10)	(21)
Other equity derivative contracts	13,408,690	13,670,778	11,004,435	(2)	22
SNB warrants[1]	0	0	100,000,000		(100)
Total	119,410,152	131,294,402	245,290,249	(9)	(51)

1  These warrants related to the SNB transaction. The SNB provided a loan to a fund owned and controlled by the SNB (the SNB StabFund), to which UBS transferred certain illiquid securities and other positions in 2008 and 2009. As part of this arrangement, UBS granted warrants on shares to the SNB, which would have been exercisable if the SNB incurred a loss on its loan to the SNB StabFund. In the fourth quarter of 2013, these warrants were terminated by the SNB following the full repayment of the loan in the third quarter of 2013.

112

Financial information

Note 10 Fair value measurement

This note provides fair value measurement information for both financial and non-financial instruments and is structured as follows:

a)	Valuation principles
b)	Valuation governance
c)	Valuation techniques
d)	Valuation adjustments
e)	Fair value measurements and classification within the fair value hierarchy
f)	Transfers between Level 1 and Level 2 in the fair value hierarchy
g)	Movements of Level 3 instruments
h)	Valuation of assets and liabilities classified as Level 3
i)	Sensitivity of fair value measurements to changes in unobservable input assumptions
j)	Deferred day-1 profit or loss
k)	Financial instruments not measured at fair value

a) Valuation principles

Fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market (or most advantageous market, in the absence of a principal market) as of the measurement date. In measuring fair value, the Group utilizes various valuation approaches and applies a hierarchy for prices and inputs that maximizes the use of observable market data, if available.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or
–	Level 3 – valuation techniques for which significant inputs are not based on observable market data

If available, fair values are determined using quoted prices in active markets for identical assets or liabilities. An active market is one in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing data on an ongoing basis. Assets and liabilities that are quoted and traded in an active market are valued at the currently quoted price multiplied by the number of units of the instrument held.

Where the market for a financial instrument or non-financial asset or liability is not active, fair value is established using a valuation technique, including pricing models. Valuation techniques involve the use of estimates, the extent of which depends on the complexity of the instrument and the availability of market-based data. Valuation adjustments may be made to allow for additional factors including model, liquidity and credit risks, which are not explicitly captured within the valuation technique, but which would nevertheless be considered by market participants when forming a price. The limitations inherent in a particular valuation technique are considered in the determination of an asset or liability’s classification within the fair value hierarchy.

Many cash instruments and over-the-counter (OTC) derivative contracts have bid and offer prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Offer prices represent the lowest price that a party is willing to accept for an asset. In general, long positions are measured at a bid price and short positions at an offer price, reflecting the prices at which the instruments could be transferred under normal market conditions. Offsetting positions in the same financial instrument are marked at the mid-price within the bid-offer spread.

Generally, the unit of account for a financial instrument is the individual instrument, and UBS applies valuation adjustments at an individual instrument level, consistent with that unit of account. However, if certain conditions are met, UBS may estimate the fair value of a portfolio of financial assets and liabilities with substantially similar and offsetting risk exposures on the basis of the net open risks.

For transactions where the valuation technique used to measure fair value requires significant inputs that are not based on observable market data, the financial instrument is initially recognized at the transaction price. This initial recognition amount may differ from the fair value obtained using the valuation technique. Any such difference is deferred and not recognized in the income statement and referred to as deferred day-1 profit or loss. Refer to “Note 10j Deferred day-1 profit or loss” for more information.

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Note 10 Fair value measurement (continued)

b) Valuation governance

UBS’s fair value measurement and model governance framework includes numerous controls and other procedural safeguards that are intended to maximize the quality of fair value measurements reported in the financial statements. New products and valuation techniques must be reviewed and approved by key stakeholders from risk and finance control functions. Responsibility for the ongoing measurement of financial and non-financial instruments at fair value resides with the business divisions, but is validated by risk and finance control functions, which are independent of the business divisions. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market data and to provide justification and rationale for their fair value estimates.

Independent price verification is performed by the finance function to evaluate the business divisions’ pricing input assumptions and modeling approaches. By benchmarking the business divisions’ fair value estimates with observable market prices and other independent sources, the degree of valuation uncertainty embedded in these measurements is assessed and managed as required in the governance framework. Fair value measurement models are assessed for their ability to value specific products in the principal market of the product itself, as well as the principal market for the main valuation input parameters to the model.

An independent model review group evaluates UBS’s valuation models on a regular basis, or when established triggers occur, and approves them for valuation of specific products. As a result of the valuation controls employed, valuation adjustments may be made to the business divisions’ estimates of fair value to align with independent market data and accounting standards (refer to “Note 10d Valuation adjustments” for more information).

c) Valuation techniques

Valuation techniques are used to value positions for which a market price is not available from market sources. This includes certain less liquid debt and equity instruments, certain exchange-traded derivatives and all derivatives transacted in the OTC market. UBS uses widely recognized valuation techniques for determining the fair value of financial and non-financial instruments that are not actively traded and quoted. The most frequently applied valuation techniques include discounted value of expected cash flows, relative value and option pricing methodologies.

Discounted value of expected cash flows is a valuation technique that measures fair value using estimated expected future cash flows from assets or liabilities and then discounts these cash flows using a discount rate or discount margin that reflects the credit and/or funding spreads required by the market for instruments with similar risk and liquidity profiles to produce a present value. When using such valuation techniques, expected future cash flows are estimated using an observed or implied market price for the future cash flows or by using industry standard cash flow projection models. The discount factors within the calculation are generated using industry standard yield curve modeling techniques and models.

Relative value models measure fair value based on the market prices of equivalent or comparable assets or liabilities, making adjustments for differences between the characteristics of the observed instrument and the instrument being valued.

Option pricing models incorporate assumptions regarding the behavior of future price movements of an underlying referenced asset or assets to generate a probability-weighted future expected payoff for the option. The resulting probability-weighted expected payoff is then discounted using discount factors generated from industry standard yield curve modeling techniques and models. The option pricing model may be implemented using a closed-form analytical formula or other mathematical techniques (e.g., binomial tree or Monte Carlo simulation).

Where available, valuation techniques use market-observable assumptions and inputs. If such data is not available, inputs may be derived by reference to similar assets in active markets, from recent prices for comparable transactions or from other observable market data. When measuring fair value, UBS selects the non-market-observable inputs to be used in its valuation techniques, based on a combination of historical experience, derivation of input levels based on similar products with observable price levels and knowledge of current market conditions and valuation approaches.

For more complex instruments and instruments not traded in an active market, fair values may be estimated using a combination of observed transaction prices, consensus pricing services and relevant quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided by consensus pricing services. UBS also uses internally developed models, which are typically based on valuation methods and techniques recognized as standard within the industry.

Assumptions and inputs used in valuation techniques include benchmark interest rate curves, credit and funding spreads used in estimating discount rates, bond and equity prices, equity index prices, foreign exchange rates, levels of market volatility and correlation, (refer to “Note 10h Valuation of assets and liabilities classified as Level 3”). The discount curves used by the Group incorporate the funding and credit characteristics of the instruments to which they are applied.

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d) Valuation adjustments

The output of a valuation technique is always an estimate or approximation of a fair value that cannot be measured with complete certainty. As a result, valuations are adjusted, where appropriate, to reflect close-out costs, credit exposure, model-driven valuation uncertainty, trading restrictions and other factors, when such factors would be considered by market participants in measuring fair value. Valuation adjustments are an important component of fair value for assets and liabilities that are measured using valuation techniques. Such adjustments are applied to reflect uncertainties within the fair value measurement process, to adjust for an identified model simplification or to incorporate an aspect of fair value that requires an overall portfolio assessment rather than an evaluation based on an individual instrument level characteristic.

    The major classes of valuation adjustments are discussed in further detail below.

Reflection of market bid-offer levels

Instruments that are measured as part of a portfolio of combined long and short positions are valued at mid-market levels to ensure consistent valuation of the long and short component risks. A valuation adjustment is then made to the overall net long or short exposure to move the fair value to bid or offer as appropriate, reflecting current levels of market liquidity. The bid-offer spreads used in the calculation of the valuation adjustment are obtained from market transactions and other relevant sources and are updated periodically.

Reflection of model uncertainty

Uncertainties associated with the use of model-based valuations are incorporated into the measurement of fair value through the use of model reserves. These reserves reflect the amounts that the Group estimates should be deducted from valuations produced directly by models to incorporate uncertainties in the relevant modeling assumptions, in the model and market inputs used, or in the calibration of the model output to adjust for known model deficiencies. In arriving at these estimates, the Group considers a range of market practices, including how it believes market participants would assess these uncertainties. Model reserves are reassessed periodically in light of data from market transactions, consensus pricing services and other relevant sources.

Day-1 reserves

Day-1 profit or loss reserves are reflected, where appropriate, as valuation adjustments. Refer to “Note 10j Deferred day-1 profit or loss” for more information.

Counterparty credit risk in the valuation of derivatives

In order to measure fair value, credit valuation adjustments (CVA) are necessary to reflect the credit risk of the counterparty inherent in OTC derivative instruments. This amount represents the estimated fair value of protection required to hedge the counterparty credit risk of such instruments. The CVA is determined for each counterparty considering all exposures to that counterparty and is dependent on the expected future value of exposures, default probabilities and recovery rates, applicable collateral or netting arrangements, break clauses and other contractual factors.

Own credit risk in the valuations of OTC derivative instruments

The Group estimates debit valuation adjustments (DVA) to incorporate own credit in the valuation of derivatives, effectively consistent with the CVA methodology. DVA represents the theoretical cost to counterparties of hedging, or the credit risk reserve that a counterparty could reasonably be expected to hold, against their credit risk exposure to UBS. DVA is determined for each counterparty

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considering all exposures with that counterparty and taking into account collateral netting agreements, expected future mark-to-market movements and UBS’s credit default spreads.

UBS’s own credit risk in the valuations of financial liabilities designated at fair value

In addition to considering the valuation of the derivative risk component, the valuation of fair value option liabilities also requires consideration of the funded component and specifically the own credit component of fair value. Own credit risk is reflected if this component would be considered for valuation purposes by market participants. Consequently, own credit risk is not reflected for those contracts that are fully collateralized and for other contracts for which it is established market practice not to include an own credit component. The own credit component is estimated using a funds transfer price (FTP) curve to derive a single, market-based level of discounting for uncollateralized funded instruments. UBS senior debt curve spreads are discounted in order to arrive at the

FTP curve, with the discount primarily reflecting the differences between the spreads in the senior unsecured debt market for UBS debt and the levels at which UBS medium-term notes are currently issued. The FTP curve is generally a Level 2 pricing input. However, certain long-dated exposures that are beyond the tenors that are actively traded are classified as Level 3.

    The effects of own credit adjustments related to financial liabilities designated at fair value (predominantly issued structured products) as of 31 March 2014, 31 December 2013 and 31 March 2013, respectively, are summarized in the table below.

    Year-to-date amounts represent the change during the year, and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period consists of changes in fair value that are attributable to the change in UBS’s credit spreads as well as the effect of changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay and changes in interest and other market rates.

Own credit on financial liabilities designated at fair value
	As of or for the quarter ended
CHF million	31.3.14	31.12.13	31.3.13
Gain/(loss) for the period ended	88	(94)	(181)
Life-to-date gain/(loss)	(485)	(577)	(482)

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e) Fair value measurements and classification within the fair value hierarchy

The classification in the fair value hierarchy of the Group’s financial and non-financial assets and liabilities measured at fair value is summarized in the table below. The narrative that follows describes the significant valuation inputs and assumptions for each class of assets and liabilities measured at fair value, the valuation techniques, where applicable, used in measuring their fair value, and the factors determining their classification within the fair value hierarchy.

Determination of fair values from quoted market prices or valuation techniques[1]
	31.3.14				31.12.13[4]
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading[2]	81.7	33.2	3.9	118.7	79.9	30.1	4.3	114.2
of which:
Government bills/bonds	7.7	5.5	0.0	13.2	7.9	5.1	0.0	13.1
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.9	13.2	1.5	15.5	1.1	13.3	1.7	16.0
Loans	0.0	4.5	0.8	5.4	0.0	2.0	1.0	3.0
Investment fund units	5.5	6.2	0.2	11.9	4.8	6.0	0.3	11.1
Asset-backed securities	0.0	2.4	1.0	3.4	0.0	2.3	1.0	3.3
Equity instruments	52.9	0.9	0.2	54.0	50.7	1.0	0.2	51.9
Financial assets for unit-linked investment contracts	14.8	0.5	0.1	15.4	15.4	0.4	0.1	15.8

Positive replacement values	0.8	208.8	5.6	215.3	0.7	247.9	5.5	254.1
of which:
Interest rate contracts	0.0	120.6	0.6	121.2	0.0	130.4	0.3	130.7
Credit derivative contracts	0.0	16.5	2.9	19.4	0.0	20.1	3.0	23.1
Foreign exchange contracts	0.3	52.1	0.8	53.2	0.5	74.6	0.9	76.0
Equity/index contracts	0.0	16.9	1.3	18.2	0.0[5]	19.3[5]	1.2	20.6
Commodities contracts	0.0	2.7	0.0	2.7	0.0	3.5	0.0	3.5

Financial assets designated at fair value	0.1	1.7	4.1	5.9	0.1	2.9	4.4	7.4
of which:
Loans (including structured loans)	0.0	1.2	1.2	2.4	0.0	1.4	1.1	2.5
Structured reverse repurchase and securities borrowing agreements	0.0	0.1	2.7	2.8	0.0	1.1	3.1	4.2
Other	0.1	0.4	0.1	0.7	0.1	0.5	0.2	0.7

Financial investments available-for-sale	32.5	19.9	0.8	53.2	39.7	19.0	0.8	59.5
of which:
Government bills/bonds	30.2	1.3	0.0	31.5	38.0	1.2	0.0	39.2
Corporate bonds and municipal bonds, including bonds issued by financial institutions	2.2	14.6	0.1	16.8	1.6	13.6	0.1	15.3
Investment fund units	0.0	0.0	0.2	0.3	0.0	0.0	0.2	0.3
Asset-backed securities	0.0	3.9	0.0	3.9	0.0	4.0	0.0	4.0
Equity instruments	0.1	0.1	0.4	0.6	0.1	0.1	0.4	0.6

Non-financial assets
Investment properties at fair value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Precious metals and other physical commodities	7.0	0.0	0.0	7.0	8.6	0.0	0.0	8.6

Assets measured at fair value on a non-recurring basis
Other assets[3]	0.0	0.1	0.1	0.1	0.0	0.1	0.1	0.1
Total assets measured at fair value	122.1	263.7	14.4	400.2	129.1	299.9	15.0	444.0

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Note 10 Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques[1] (continued)
	31.3.14				31.12.13[4]
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis
Trading portfolio liabilities	24.5	4.9	0.1	29.5	22.5	3.9	0.2	26.6
of which:
Government bills/bonds	8.3	1.1	0.0	9.5	6.9	0.5	0.0	7.3
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.1	3.5	0.1	3.7	0.3	3.2	0.2	3.6
Investment fund units	0.4	0.1	0.0	0.4	0.4	0.1	0.0	0.5
Asset-backed securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Equity instruments	15.7	0.2	0.0	15.8	15.0	0.2	0.0	15.1

Negative replacement values[6]	0.9	203.9	5.3	210.1	0.8	242.9	4.4	248.1
of which:
Interest rate contracts	0.0	108.6	0.9	109.4	0.0	118.0	0.4	118.4
Credit derivative contracts	0.0	16.0	2.1	18.1	0.0	19.5	2.0	21.5
Foreign exchange contracts	0.3	56.9	0.4	57.6	0.5	79.3	0.5	80.3
Equity/index contracts	0.0	19.5	1.9	21.4	0.0[5]	22.9[5]	1.5	24.4
Commodities contracts	0.0	2.9	0.0	2.9	0.0	3.2	0.0	3.2

Financial liabilities designated at fair value	0.0	56.5	12.3	68.7	0.0	57.8	12.1	69.9
of which:
Non-structured fixed-rate bonds	0.0	2.2	1.5	3.7	0.0	2.4	1.2	3.7
Structured debt instruments issued	0.0	47.8	8.1	55.8	0.0	48.4	7.9	56.3
Structured over-the-counter debt instruments	0.0	6.1	1.8	7.9	0.0	6.5	1.8	8.3
Structured repurchase agreements	0.0	0.4	1.0	1.3	0.0	0.4	1.2	1.6
Loan commitments	0.0	0.1	0.0	0.1	0.0	0.0	0.0	0.0

Other liabilities – amounts due under unit-linked investment contracts	0.0	15.6	0.0	15.6	0.0	16.2	0.0	16.2
Total liabilities measured at fair value	25.3	280.9	17.7	323.9	23.3	320.7	16.8	360.7

1  Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 31 March 2014, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.1 billion (of which CHF 0.2 billion were net Level 2 assets and CHF 0.3 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 December 2013, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.2 billion (of which CHF 0.2 billion were net Level 2 assets and CHF 0.4 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued.    2  Financial assets held for trading do not include precious metals and commodities.    3  Other assets primarily consist of assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.    4  In 2014, certain figures for 31 December 2013 were restated upon the adoption of the amendments to IAS 32. Both PRV and NRV for Level 2 Interest rate contracts, Credit derivative contracts and Equity/index contracts were increased by approximately CHF 1 billion, CHF 5 billion and CHF 3 billion, respectively. Refer to Note 1 “Basis of accounting” for more information on the adoption of the amendments to IAS 32.    5  In 2014, the Group has reclassified listed equity option contracts, with all now classified in Level 2. The prior period fair value hierarchy was restated for this change, reducing Level 1 equity/index contracts in both PRV and NRV by approximately CHF 2 billion, with corresponding increases to Level 2.    6  Includes a life-to-date debit valuation adjustment gain on derivatives of CHF 229 million as of 31 March 2014 (31 December 2013: CHF 256 million).

Financial assets and liabilities held for trading, financial assets designated at fair value and financial investments available-for-sale

Government bills and bonds

Government bills and bonds include fixed-rate, floating-rate and inflation-linked bills and bonds issued by sovereign governments, as well as interest and principal strips based on these bonds. Such instruments are generally traded in active markets and prices can be obtained directly from these markets, resulting in classification as Level 1, while the majority of the remaining positions are classified as Level 2. Instruments that cannot be priced directly using active market data are valued using discounted cash flow valuation techniques that incorporate market data for similar government instruments converted into yield curves. These yield curves are used to project future index levels, and to discount expected future cash flows. The main inputs to valuation techniques for these instruments are bond prices and inputs to estimate the future index levels for floating or inflation index-linked instruments. Instruments classified as Level 3 are limited and are generally classified as such due to the requirement to extrapolate yield curve inputs outside the range of active market trading.

Corporate and municipal bonds

Corporate bonds include senior, junior and subordinated debt issued by corporate entities. Municipal bonds are issued by state and local governments. While most instruments are standard fixed or floating-rate securities, some may have more complex

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coupon or embedded option features. Corporate and municipal bonds are generally valued using prices obtained directly from the market. In cases where no directly comparable price is available, instruments may be valued using yields derived from other securities by the same issuer or benchmarked against similar securities, adjusted for seniority, maturity and liquidity. Instruments that cannot be priced directly using active market data are valued using discounted cash flow valuation techniques incorporating the credit spread of the issuer, which may be derived from other issuances or CDS data for the issuer, estimated with reference to other equivalent issuer price observations or from credit modeling techniques. Corporate bonds are typically classified as Level 2 because, although market data is readily available, there is often insufficient third-party trading transaction data to justify an active market and corresponding Level 1 classification. Municipal bonds are generally classified as Level 1 or Level 2 depending on the depth of trading activity behind price sources. Level 3 instruments have no suitable price available for the security held or by reference to other securities issued by the same issuer. Therefore, these instruments are measured based on price levels for similar issuers adjusted for relative tenor and issuer quality.

    Convertible bonds are generally valued using prices obtained directly from market sources. In cases where no directly comparable price is available, issuances may be priced using a convertible bond model, which values the embedded equity option and debt components and discounts these amounts using a curve that incorporates the credit spread of the issuer. Although market data is readily available, convertible bonds are typically classified as Level 2 because there is insufficient third-party trading transaction data to justify a Level 1 classification.

Traded loans and loans designated at fair value

Traded loans and loans designated at fair value are valued directly using market prices that reflect recent transactions or quoted dealer prices where available. For illiquid loans where no market price data is available, alternative valuation techniques are used, which include relative value benchmarking using pricing derived from debt instruments in comparable entities or different products in the same entity. The corporate lending portfolio is valued using either directly observed market prices typically from consensus providers or by using a credit default swap valuation technique, which requires inputs for credit spreads, credit recovery rates and interest rates. The market for these instruments is not actively traded and even though price data is available it may not be directly observable, and therefore corporate loans typically do not meet Level 1 classification. Instruments with suitably deep and liquid price data available will be classified as Level 2, while any positions requiring the use of valuation techniques or for which the price sources have insufficient trading depth are classified as Level 3. Recently originated commercial real estate loans which are classified as Level 3 are measured using a securitization approach based on rating agency guidelines. Future profit and loss from the securitization is not recognized, but overall spread moves are captured in the loan valuation.

    Included within loans are various contingent lending transactions, for which valuations are dependent on actuarial mortality levels and actuarial life insurance policy lapse rates. Mortality and lapse rate assumptions are based on external actuarial estimations for large homogeneous pools, and contingencies are derived from a range relative to the actuarially expected amount. In addition, the pricing technique uses volatility of mortality as an input.

Investment fund units

Investment fund units are predominantly exchange traded, with readily available quoted prices in liquid markets. Where market prices are not available, fair value may be measured using net asset values (NAV), taking into account any restrictions imposed upon redemption. Listed units are classified as Level 1, provided there is sufficient trading to justify active market classification, while other positions are classified as Level 2. Positions where NAV is not available or which are not redeemable at the measurement date or in the near future are classified as Level 3.

Asset-backed securities

Residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), other asset-backed securities (ABS) and collateralized debt obligations (CDO)

RMBS, CMBS, ABS and CDO are instruments generally issued through the process of securitization of underlying interest bearing assets. The underlying collateral for RMBS is residential mortgages, for CMBS, commercial mortgages, for ABS, other assets such as credit card, car or student loans and leases and for CDO, other securitized positions of RMBS, CMBS or ABS. The market for these securities is not active, and therefore a variety of valuation techniques are used to measure fair value. For more liquid securities, trade data or quoted prices may be obtained periodically for the instrument held, and the valuation process will use this trade and price data, updated for movements in market levels between the time of trading and the time of valuation. Less liquid instruments are measured using discounted expected cash flows incorporating price data for instruments or indices with similar risk profiles. Expected cash flow estimation involves the modeling of the expected collateral cash flows using input assumptions derived from proprietary models, fundamental analysis and/or market research based on management’s quantitative and qualitative assessment of current and future economic conditions. The expected collateral cash flows thus estimated are then converted into the securities’ projected performance under such conditions based on the credit enhancement and subordination terms of the securitization. Expected cash flow schedules are discounted using a rate or discount margin that reflects the discount levels required by the market for instruments with similar risk and liquidity profiles. Inputs to discounted expected cash flow techniques include

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asset prepayment rates, discount margin or discount yields, asset default rates and asset loss on default severity, which may in turn be estimated using more fundamental loan and economic drivers such as, but not limited to, loan-to-value data, house price appreciation, foreclosure costs, rental income levels, void periods and employment rates. RMBS, CMBS and ABS are generally classified as Level 2. However, if significant inputs are unobservable, or if market or fundamental data is not available for instruments or collateral with a sufficiently similar risk profile to the positions held, they are classified as Level 3.

Equity instruments

The majority of equity securities are actively traded on public stock exchanges where quoted prices are readily and regularly available, resulting in their classification as Level 1. Units held in hedge funds are also classified as equity instruments. Fair value for these units is measured based on their published NAV, taking into account any restrictions imposed upon the redemption. These units are classified as Level 2, except for positions where published NAV is not available or which are not redeemable at the measurement date or in the near future, which are classified as Level 3.

    Unlisted equity holdings, including private equity positions, are initially marked at their transaction price and are periodically revalued to the extent reliable evidence of price movements becomes available or the position is deemed to be impaired.

Financial assets underlying unit-linked investments

Unit-linked investment contracts allow investors to invest in a pool of assets through issued investment units. The unit holders are exposed to all risks and rewards associated with the reference asset pool. Assets held under unit-linked investment contracts are presented as Trading portfolio assets. The majority of assets are listed on exchanges and are classified as Level 1 if actively traded, or Level 2 if trading is not active. However, instruments for which prices are not readily available are classified as Level 3.

Structured repurchase agreements and structured reverse repurchase agreements

Structured repurchase agreements and structured reverse repurchase agreements designated at fair value are measured using discounted expected cash flow techniques. The discount rate applied is based on funding curves that are specific to the collateral eligibility terms for the contract in question. Collateral terms for these positions are not standard and therefore funding spread levels used for valuation purposes cannot be observed in the market. As a result, these positions are mostly classified as Level 3.

Replacement values

Collateralized and uncollateralized instruments

The curves used for discounting expected cash flows in the valuation of collateralized derivatives reflect the funding terms associated with the relevant collateral arrangement for the instrument being valued. These collateral arrangements differ across counter-parties with respect to the eligible currency and interest terms of the collateral. The majority of collateralized derivatives are measured using a discount curve that is based on funding rates derived from overnight interest in the cheapest eligible currency for the respective counterparty collateral agreement.

    Uncollateralized derivatives are discounted using the LIBOR (or equivalent) curve for the currency of the instrument. As described in “Note 10d Valuation adjustments,” the fair value of uncollateralized derivatives is adjusted using CVA or DVA processes to reflect an estimation of the impact of counterparty credit and UBS own credit risk on the fair value of assets and liabilities.

Interest rate contracts

Interest rate swap contracts include interest rate swaps, basis swaps, cross-currency swaps, inflation swaps and interest rate forwards, often referred to as forward rate agreements (FRA). These products are valued by estimating future interest cash flows and discounting those cash flows using a rate that reflects the appropriate funding rate for the position being measured. The yield curves used to estimate future index levels and discount rates are generated using market standard yield curve models using interest rates associated with current market activity. The key inputs to the models are interest rate swap rates, FRA rates, short-term interest rate futures prices, basis swap spreads and inflation swap rates. In most cases, the standard market contracts that form the inputs for yield curve models are traded in active and observable markets, resulting in the majority of these financial instruments being classified as Level 2.

    Interest rate option contracts include caps and floors, swaptions, swaps with complex payoff profiles and other more complex interest rate options. These contracts are valued using various market standard option models, using inputs that include interest rate yield curves, inflation curves, volatilities and correlations. The volatility and correlation inputs within the models are implied from market data based on market observed prices for standard option instruments trading within the market. Option models used to value more exotic products have a number of model parameter inputs that require calibration to enable the exotic model to price standard option instruments to the price levels observed in the market. Although these inputs cannot be directly observed, they are generally treated as Level 2, as the calibration process enables the model output to be validated to active market levels. Models calibrated in this way are then used to revalue the portfolio of both standard options as well as more exotic products. In most cases, there are active and observable markets for the standard market instruments that form the inputs for yield curve models as well as the financial instruments from which volatility and correlation inputs are derived, resulting in the majority of these products being classified as Level 2. Within interest rate option contracts, exotic options for which

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appropriate volatility or correlation input levels cannot be implied from observable market data are classified as Level 3. These options are valued using volatility and correlation levels derived from non-market sources.

    Interest rate swap and option contracts are classified as Level 3 when the maturity of the contract exceeds the term for which standard market quotes are observable for a significant input parameter. Such positions are valued by extrapolation from the last observable point using standard assumptions or by reference to another observable comparable input parameter to represent a suitable proxy for that portion of the term.

    Balance guaranteed swaps (BGS) are interest rate or currency swaps that have a notional schedule based on a securitization vehicle, requiring the valuation to incorporate an adjustment for the unknown future variability of the notional schedule. Inputs to value BGS are those used to value the standard market risk on the swap and those used to estimate the notional schedule of the underlying securitization pool (i.e., prepayment, default and interest rates). BGS are classified as Level 3, as the correlation between unscheduled notional changes and the underlying market risk of the BGS does not have an active market and cannot be observed.

Credit derivative contracts

Credit derivative contracts based on a single credit name include credit default swaps (CDS) based on corporate and sovereign single names, CDS on loans and certain total return swaps (TRS). These contracts are valued by estimating future default probabilities using industry standard models based on market credit spreads, upfront pricing points and implied recovery rates. These default and recovery assumptions are used to generate future expected cash flows that are then discounted using market standard discounted cash flow models and a discount rate that reflects the appropriate funding rate for that portion of the portfolio. TRS and certain single-name CDS contracts for which a derivative-based credit spread is not directly available are valued using a credit spread derived from the price of the cash bond that is referenced in the credit derivative, adjusted for any funding differences between the cash and synthetic product. Loan CDS for which a credit spread cannot be observed directly may be valued, where possible, using the corporate debt curve for the entity, adjusted for differences between loan and debt default definitions and recovery rate assumptions. Inputs to the valuation models used to value single-name and loan CDS include single-name credit spreads and upfront pricing points, recovery rates and funding curves. In addition, corporate bond prices are used as inputs to the valuation model for TRS and certain single-name or loan CDS as described. Many single-name credit default swaps are classified as Level 2 because the credit spreads and recovery rates used to value these contracts are actively traded and observable market data is available. Where the underlying reference name is not actively traded, these contracts are classified as Level 3.

    Credit derivative contracts based on a portfolio of credit names include credit default swaps on a credit index, credit default swaps based on a bespoke portfolio or first to default swaps (FTD). The valuation of these contracts is similar to that described above for single-name CDS and includes an estimation of future default probabilities using industry standard models based on market credit spreads, upfront pricing points and implied recovery rates. These default and recovery assumptions are used to generate future expected cash flows that are then discounted using market standard discounted cash flow models based on an estimation of the funding rate for that portion of the portfolio. Tranche products and FTD are valued using industry standard models that, in addition to default and recovery assumptions as above, incorporate implied correlations to be applied to the credits within the portfolio in order to apportion the expected credit loss at a portfolio level across the different tranches or names within the overall structure. These correlation assumptions are derived from prices of actively traded index tranches or other FTD baskets. Inputs to the valuation models used for all portfolio credit default swaps include single-name or index credit spreads and upfront pricing points, recovery rates and funding curves. In addition, models used for tranche and FTD products have implied credit correlations as inputs. Credit derivative contracts based on a portfolio of credit names are classified as Level 2 when credit spreads and recovery rates are determined from actively traded observable market data, and when the correlation data used to value bespoke and index tranches is based on actively traded index tranche instruments. This correlation data undergoes a mapping process that takes into account both the relative tranche attachment/detachment points in the overall capital structure of the portfolio and portfolio composition. Where the mapping process requires extrapolation beyond the range of available and active market data, the position is classified as Level 3. This relates to a small number of index and all bespoke tranche contracts. FTD are classified as Level 3, as the correlations between specific names in the FTD portfolio are not actively traded. Also classified as Level 3 are several older credit index positions, referred to as “off the run” indices, due to the lack of any active market for the index credit spread.

    Credit derivative contracts on securitized products have an underlying reference asset that is a securitized product (RMBS, CMBS, ABS or CDO) and include credit default swaps and certain TRS. These credit default swaps (typically referred to as “pay-as-you-go” or “PAYG CDS”) and TRS are valued using a similar valuation technique to the underlying security (by reference to equivalent securities trading in the market, or through cash flow estimation and discounted cash flow techniques as described in the Asset-backed securities section above), with an adjustment made to reflect the funding differences between cash and synthetic form. Inputs to the PAYG CDS and TRS are those used to value the underlying security (prepayment rates, default rates, loss severity, discount margin/rate and other inputs) and those used

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to capture the funding basis differential between cash and synthetic form. The classification of PAYG CDS and these TRS follow the characteristics of the underlying security and are therefore distributed across Level 2 and Level 3.

Foreign exchange (FX) contracts

Open spot FX contracts are valued using the FX spot rate observed in the market. Forward FX contracts are valued using the FX spot rate adjusted for forward pricing points observed from standard market-based sources. As the markets for both FX spot and FX forward pricing points are both actively traded and observable, FX contracts are generally classified as Level 2.

    OTC FX option contracts include standard call and put options, options with multiple exercise dates, path-dependent options, options with averaging features, options with discontinuous pay-off characteristics and options on a number of underlying FX rates. OTC FX option contracts are valued using market standard option valuation models. The models used for shorter-dated options (i.e., maturities of five years or less) tend to be different than those used for longer-dated options because the models needed for longer-dated OTC FX contracts require additional consideration of interest rate and FX rate interdependency. Inputs to the option valuation models include spot FX rates, FX forward points, FX volatilities, interest rate yield curves, interest rate volatilities and correlations. The inputs for volatility and correlation are implied through the calibration of observed prices for standard option contracts trading within the market.

    As inputs are derived mostly from standard market contracts traded in active and observable markets, a significant proportion of OTC FX option contracts are classified as Level 2. OTC FX option contracts classified as Level 3 include long-dated FX exotic option contracts for which there is no active market from which to derive volatility or correlation inputs. The inputs used to value these OTC FX option contracts are calculated using consensus pricing services without an underlying principal market, historical asset prices or by extrapolation.

    Cross-currency balance guaranteed swaps (BGS) are classified as foreign exchange contracts. Details of the fair value classification can be found under the interest rate contracts section above.

Equity/index contracts

Equity/index contracts include equity forward contracts and equity option contracts. Equity forward contracts have a single stock or index underlying and are valued using market standard models. The key inputs to the models are stock prices, estimated dividend rates and equity funding rates (which are implied from prices of forward contracts observed in the market). Estimated cash flows are then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. As inputs are derived mostly from standard market contracts traded in active and observable markets, a significant proportion of equity forward contracts are classified as Level 2. Positions classified as Level 3 have no market data available for the instrument maturity and are valued by some form of extrapolation of available data, use of historical dividend data, or use of data for a related equity.

    Equity option contracts include market standard single or basket stock or index call and put options as well as equity option contracts with more complex features including option contracts with multiple or continuous exercise dates, option contracts for which the payoff is based on the relative or average performance of components of a basket, option contracts with discontinuous payoff profiles, path-dependent options and option contracts with a payoff calculated directly upon equity features other than price (i.e., dividend rates, volatility or correlation). Equity option contracts are valued using market standard models that estimate the equity forward level as described above for equity forward contracts and incorporate inputs for stock volatility and for correlation between stocks within a basket. The probability-weighted expected option payoff generated is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. Positions for which inputs are derived from standard market contracts traded in active and observable markets are classified as Level 2. Level 3 positions are those for which volatility, forward or correlation inputs are not observable and are therefore valued using extrapolation of available data, historical dividend, correlation or volatility data, or the equivalent data for a related equity.

    During the quarter, the Group has reclassified listed equity option contracts, with all now classified in Level 2. The prior period fair value hierarchy was restated for this change, reducing Level 1 equity/index contracts in both PRV and NRV by approximately CHF 2 billion, with corresponding increases to Level 2.

Commodity derivative contracts

Commodity derivative contracts include forward, swap and option contracts on individual commodities and on commodity indices. Commodity forward and swap contracts are measured using market standard models that use market forward levels on standard instruments. Commodity option contracts are measured using market standard option models that estimate the commodity forward level as described above for commodity forward and swap contracts, incorporating inputs for the volatility of the underlying index or commodity. The option model produces a probability-weighted expected option payoff that is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. For commodity options on baskets of commodities or bespoke commodity indices, the valuation technique also incorporates inputs for the correlation between different commodities or commodity indices. Individual commodity contracts are typically classified as Level 2 because active forward and volatility market data is available.

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Financial Information

Note 10 Fair value measurement (continued)

Financial liabilities designated at fair value

Structured and OTC debt instruments issued

Structured debt instruments issued are comprised of medium-term notes (MTN), which are held at fair value under the fair value option. These MTN are tailored specifically to the holder’s risk or investment appetite with structured coupons or payoffs. The risk management and the valuation approaches for these MTN are closely aligned to the equivalent derivatives business and the underlying risk, and the valuation techniques used for this component are the same as the relevant valuation techniques described above. For example, equity-linked notes should be referenced to equity/index contracts in the replacement value section and credit-linked notes should be referenced to credit derivative contacts.

Other liabilities – amounts due under unit-linked contracts

Unit-linked investment contracts allow investors to invest in a pool of assets through issued investment units. The unit holders receive all rewards and bear all risks associated with the reference asset pool. The financial liability represents the amounts due to unit holders and is equal to the fair value of the reference asset pool. The fair values of investment contract liabilities are determined by reference to the fair value of the corresponding assets. The liabilities themselves are not actively traded, but are mainly referenced to instruments which are and are therefore classified as Level 2.

f) Transfers between Level 1 and Level 2 in the fair value hierarchy

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments which were held for the entire reporting period.

Assets totaling approximately CHF 1.3 billion, which were mainly comprised of financial investments available-for-sale and financial assets held for trading, were transferred from Level 2 to Level 1 during the first quarter of 2014, generally due to increased levels of trading activity observed within the market. Transfers of financial liabilities from Level 2 to Level 1 during the first quarter of 2014 were not significant.

Assets totaling approximately CHF 0.7 billion, which were mainly comprised of financial investments available-for-sale and financial assets held for trading, and liabilities totaling approximately CHF 0.2 billion were transferred from Level 1 to Level 2 during the first quarter of 2014, generally due to diminished levels of trading activity observed within the market.

g) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Further, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

As of 31 March 2014, financial instruments measured with valuation techniques using significant non-market-observable inputs (Level 3) mainly comprised the following:

–	structured debt instruments issued (equity- and credit-linked);
–	structured reverse repurchase and securities borrowing agreements;
–	credit derivative contracts and
–	equity/index contracts

Significant movements in Level 3 instruments during the quarter ended 31 March 2014 were as follows.

Financial assets held for trading

Financial assets held for trading decreased to CHF 3.9 billion from CHF 4.3 billion during the quarter. Sales of CHF 0.9 billion, primarily comprised of loans, were mostly offset by issuances of CHF 0.6 billion and purchases of CHF 0.2 billion, which were mainly comprised of loans and corporate bonds. Transfers out of Level 3 during the period amounted to CHF 0.4 billion and were mainly comprised of corporate bonds and mortgage-backed securities due to increased observability of credit spread inputs. Transfers into Level 3 amounted to CHF 0.3 billion and were primarily comprised of corporate bonds and mortgage-backed securities.

Financial assets designated at fair value

Financial assets designated at fair value decreased to CHF 4.1 billion from CHF 4.4 billion during the quarter, mainly reflecting settlements of CHF 0.3 billion, which were primarily comprised of structured reverse repurchase and securities borrowing agreements.

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Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains/losses included in comprehensive income
CHF billion	Balance as of 31 December 2013	Net trading income	of which: related to Level 3 instruments held at the end of the reporting period	Net interest income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other comprehensive income

Financial assets held for trading[1]	4.3	(0.1)	(0.1)	0.0	0.0	0.0
of which:
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.7	0.0	0.0	0.0	0.0	0.0
Loans	1.0	(0.1)	(0.1)	0.0	0.0	0.0
Asset-backed securities	1.0	0.0	0.0	0.0	0.0	0.0
Other	0.6	(0.1)	0.0	0.0	0.0	0.0

Financial assets designated at fair value	4.4	(0.1)	0.0	0.0	0.0	0.0
of which:
Loans (including structured loans)	1.1	0.0	0.0	0.0	0.0	0.0
Structured reverse repurchase and securities borrowing agreements	3.1	(0.1)	(0.1)	0.0	0.0	0.0
Other	0.2	0.0	0.0	0.0	0.0	0.0

Financial investments available-for-sale	0.8	0.0	0.0	0.0	0.0	0.0

Positive replacement values	5.5	(0.3)	(0.2)	0.0	0.0	0.0
of which:
Credit derivative contracts	3.0	(0.1)	(0.2)	0.0	0.0	0.0
Foreign exchange contracts	0.9	(0.1)	0.0	0.0	0.0	0.0
Equity/index contracts	1.2	0.1	0.1	0.0	0.0	0.0
Other	0.3	(0.2)	(0.1)	0.0	0.0	0.0

Negative replacement values	4.4	0.1	0.2	0.0	0.0	0.0
of which:
Credit derivative contracts	2.0	(0.1)	(0.1)	0.0	0.0	0.0
Foreign exchange contracts	0.5	(0.1)	(0.1)	0.0	0.0	0.0
Equity/index contracts	1.5	0.1	0.2	0.0	0.0	0.0
Other	0.5	0.1	0.2	0.0	0.0	0.0

Financial liabilities designated at fair value	12.1	0.6	0.8	0.0	0.0	0.0
of which:
Non-structured fixed-rate bonds	1.2	0.1	0.1	0.0	0.0	0.0
Structured debt instruments issued	7.9	0.4	0.4	0.0	0.0	0.0
Structured over-the-counter debt instruments	1.8	0.1	0.1	0.0	0.0	0.0
Structured repurchase agreements	1.2	0.1	0.3	0.0	0.0	0.0
1  Includes assets pledged as collateral which may be sold or repledged by counterparties.    2  Total Level 3 assets as of 31 March 2014 were CHF 14.4 billion (31 December 2013: CHF 15.0 billion). Total Level 3 liabilities as of 31 March 2014 were CHF 17.7 billion (31 December 2013: CHF 16.8 billion).

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Financial information

Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2014[2]

0.2	(0.9)	0.6	0.0	0.3	(0.4)	0.0	3.9

0.1	(0.2)	0.0	0.0	0.1	(0.2)	0.0	1.5
0.0	(0.6)	0.6	0.0	0.0	(0.1)	0.0	0.8
0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	1.0
0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	0.6

0.0	0.0	0.1	(0.3)	0.0	0.0	0.0	4.1

0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.2
0.0	0.0	0.1	(0.3)	0.0	0.0	0.0	2.7
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8

0.0	0.0	0.6	(0.7)	0.8	(0.3)	0.0	5.6

0.0	0.0	0.1	(0.4)	0.5	(0.1)	0.0	2.9
0.0	0.0	0.1	0.0	0.0	(0.1)	0.0	0.8
0.0	0.0	0.3	(0.2)	0.1	(0.1)	0.0	1.3
0.0	0.0	0.2	0.0	0.3	0.0	0.0	0.6

0.0	0.0	0.8	(0.6)	0.7	(0.2)	0.0	5.3

0.0	0.0	0.3	(0.3)	0.4	(0.2)	0.0	2.1
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4
0.0	0.0	0.4	(0.2)	0.1	0.0	0.0	1.9
0.0	0.0	0.0	0.0	0.3	0.0	0.0	0.9

0.0	0.0	1.7	(2.1)	1.2	(1.2)	(0.1)	12.3

0.0	0.0	0.0	0.0	0.3	(0.2)	0.0	1.5
0.0	0.0	0.9	(0.9)	0.8	(1.0)	0.0	8.1
0.0	0.0	0.7	(0.9)	0.1	0.0	0.0	1.8
0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	1.0

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Note 10 Fair value measurement (continued)

Financial investments available-for-sale

Financial investments available-for-sale were unchanged at CHF 0.8 billion with no significant movements during the quarter.

Positive replacement values

Positive replacement values increased to CHF 5.6 billion from CHF 5.5 billion during the quarter. Settlements and issuances amounted to CHF 0.7 billion and CHF 0.6 billion, respectively, and were primarily comprised of credit derivative contracts and equity/index contracts. Transfers into and out of Level 3 amounted to CHF 0.8 billion and CHF 0.3 billion, respectively, and were mainly comprised of credit derivative contracts and interest rate contracts resulting from both changes in the availability of observable inputs for credit spread and changes in correlation between the portfolio held and the representative market portfolio used to independently verify market data.

Negative replacement values

Negative replacement values increased to CHF 5.3 billion from CHF 4.4 billion during the quarter. Issuances and settlements amounted to CHF 0.8 billion and CHF 0.6 billion, respectively, and were primarily comprised of credit derivative contracts and equity/index contracts. Transfers into and out of Level 3 amounted to CHF 0.7 billion and CHF 0.2 billion, respectively, and were mainly comprised of credit derivative contracts and interest rate contracts resulting from both changes in the availability of observable inputs for credit spread and changes in correlation between the portfolio held and the representative market portfolio used to independently verify market data.

Financial liabilities designated at fair value

Financial liabilities designated at fair value increased to CHF 12.3 billion from CHF 12.1 billion during the quarter. Settlements of CHF 2.1 billion, mainly comprised of structured over-the-counter debt instruments and equity-linked structured debt instruments issued, were more than offset by issuances of CHF 1.7 billion, primarily comprised of equity-linked structured debt instruments issued and structured over-the-counter debt instruments, and net losses of CHF 0.6 billion included in comprehensive income. Financial liabilities designated at fair value transferred into and out of Level 3 each totaled CHF 1.2 billion. Transfers out of Level 3 were mainly comprised of equity- and rates-linked structured debt instruments issued and resulted from changes in the availability of observable equity volatility inputs and changes in rates correlation used to determine the fair value of the embedded options in these structures. Transfers into Level 3 were primarily comprised of equity- and credit-linked structured debt instruments issued as a reduction in observable equity volatility inputs and credit spread affected the embedded options in these structures.

h) Valuation of assets and liabilities classified as Level 3

The table on the following pages presents the Group’s assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

Significant unobservable inputs in Level 3 positions

This section discusses the significant unobservable inputs identified in the table on the following pages and assesses the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown. Relationships between observable and unobservable inputs have not been included in the summary below.

Bond price equivalent: Where market prices are not available for a bond, fair value is measured by comparison with observable pricing data from similar instruments. Factors considered when selecting comparable instruments include credit quality, maturity and industry of the issuer. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield (either as an outright yield or as a spread to LIBOR). Bond prices are expressed as points of the nominal, where 100 represents a fair value equal to the nominal value (i.e., par).

For corporate and municipal bonds, the range of 0–132 represents the range of prices from reference issuances used in determining fair value. Bonds priced at 0 are distressed to the point that no recovery is expected, while prices significantly in excess of 100 or “par” relate to inflation-linked or structured issuances that pay a coupon in excess of the market benchmark as of the measurement date. The weighted average price is approximately 93 points, with a majority of positions concentrated around this price.

For asset-backed securities, the bond price range of 0–102 points represents the range of prices for reference securities used

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Note 10 Fair value measurement (continued)

in determining fair value. An instrument priced at 0 is not expected to pay any principal or interest, while an instrument priced close to 100 points is expected to be repaid in full as well as pay a yield close to the market yield. More than 85% of the portfolio is priced at 80 points or higher, and the weighted average price for Level 3 assets within this portion of the Level 3 portfolio is 85 points.

For credit derivatives, the bond price range of 0–100 points disclosed within credit derivatives represents the range of prices used for reference instruments that are typically converted to an equivalent yield or credit spread as part of the valuation process. The range is comparable to that for corporate and asset-backed issuances described above.

Loan price equivalent: Where market prices are not available for a traded loan, fair value is measured by comparison with observable pricing data for similar instruments. Factors considered when selecting comparable instruments include industry segment, collateral quality, maturity and issuer-specific covenants. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield. The range of 0–101 points represents the range of prices derived from reference issuances of a similar credit quality used in measuring fair value for loans classified as Level 3. Loans priced at 0 are distressed to the point that no recovery is expected, while a current price of 101 represents a loan that is expected to be repaid in full, and also pays a yield marginally higher than market yield. The portfolio is distributed at both the very low end and the very high end of the disclosed range with a weighted average of approximately 96 points.

Credit spread: Valuation models for many credit derivatives require an input for the credit spread, which is a reflection of the credit quality of the associated referenced underlying. The credit spread of a particular security is quoted in relation to the yield on a benchmark security or reference rate, typically either US Treasury or LIBOR, and is generally expressed in terms of basis points. An increase/(decrease) in credit spread will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The impact on the results of the Group of such changes depend on the nature and direction of the positions held. Credit spreads may be negative where the asset is more creditworthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing creditworthiness. The ranges of 25–268 basis points in loans and 1–1,666 basis points in credit derivatives represents a diverse set of underlyings, with the lower end of the range representing credits of the highest quality (e.g., approximating the risk of LIBOR) and the upper end of the range representing greater levels of credit risk.

Constant prepayment rate: A prepayment rate represents the amount of unscheduled principal repayment for a pool of loans. The prepayment estimate is based on a number of factors, such as historical prepayment rates for previous loans that are similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates. In general, a significant increase (decrease) in this unobservable input in isolation would result in a significantly higher (lower) fair value for bonds trading at a discount. For bonds trading at a premium the reverse would apply, with a decrease in fair value when the constant prepayment rate increases. However, in certain cases the effect of a change in prepayment speed upon instrument price is more complicated and is dependent upon both the precise terms of the securitization and the position of the instrument within the securitization capital structure.

For asset-backed securities, the range of 0–18% represents inputs across various classes of asset-backed securities. Securities with an input of 0% typically reflect no current prepayment behavior within their underlying collateral with no expectation of this changing in the immediate future, while the high range of 18% relates to securities that are currently experiencing high prepayments. Different classes of asset-backed securities typically show different ranges of prepayment characteristics depending on a combination of factors, including the borrowers’ ability to refinance, prevailing refinancing rates, and the quality or characteristics of the underlying loan collateral pools. The weighted average constant prepayment rate for the portfolio is 5%.

For credit derivatives, the range of 0–15% represents the input assumption for credit derivatives on asset-backed securities. The range is driven in a similar manner to that for asset-backed securities.

For FX contracts and interest rate contracts, the ranges of 0–13% and 0–3%, respectively, represent the prepayment assumptions on securitizations underlying the BGS portfolio. This portfolio is less diverse than other asset-backed securities portfolios and the range of prepayment speed is therefore narrower.

Constant default rate (CDR): The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate and is the annualized rate of default for a group of mortgages or loans. The CDR estimate is based on a number of factors, such as collateral delinquency rates in the pool and the future economic outlook. In general, a significant increase (decrease) in this unobservable input in isolation would result in significantly lower (higher) cash flows for the deal (and thus lower (higher) valuations). However, different instruments within the capital structure can react differently to changes in the CDR rate. Generally, subordinated bonds will decrease in value as CDR increases, but for well-protected senior bonds an increase in CDR may cause an increase in price. In addition, the presence of a guarantor wrap on the collateral pool of a security may result in notes at the junior end of the capital structure experiencing a price increase with an increase in the default rate.

The ranges of 0–10% for asset-backed securities and 0–8% for credit derivatives represent the expected default percentage

127

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Note 10 Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value						Range of inputs
	Assets		Liabilities				31.3.14		31.12.13
CHF billion	31.3.14	31.12.13	31.3.14	31.12.13	Valuation technique(s)	Significant unobservable input(s)[1]	low	high	low	high	unit[1]
Financial assets held for trading/Trading portfolio liabilities, Financial assets/liabilities designated at fair value and Financial investments available-for-sale
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.6	1.8	0.1	0.2	Relative value to market comparable	Bond price equivalent	0	132	0	127	points
Traded loans, loans designated at fair value and loan commitments	2.2	2.2	0.0	0.0	Relative value to market comparable	Loan price equivalent	0	101	0	102	points
					Discounted expected cash flows	Credit spread	25	268	65	125	basis points
					Market comparable and securitization model	Discount margin/spread	1	15	1	15	%
					Mortality dependent cash flow	Volatility of mortality	21	158	21	128	%
Investment fund units[2]	0.5	0.6	0.0	0.0	Relative value to market comparable	Net asset value
Asset-backed securities	1.0	1.0	0.0	0.0	Discounted cash flow projection	Constant prepayment rate	0	18	0	18	%
						Constant default rate	0	10	0	10	%
						Loss severity	0	100	0	100	%
						Discount margin/spread	1	37	1	39	%
					Relative value to market comparable	Bond price equivalent	0	102	0	102	points
Equity instruments[2]	0.6	0.6	0.0	0.0	Relative value to market comparable	Price
Structured (reverse) repurchase agreements	2.7	3.1	1.0	1.2	Discounted expected cash flows	Funding spread	10	163	10	163	basis points
Financial assets for unit-linked investment contracts[2]	0.1	0.1			Relative value to market comparable	Price
Structured debt instruments and non-structured fixed-rate bonds[3]			11.3	11.0

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Note 10 Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value						Range of inputs
	Assets		Liabilities				31.3.14		31.12.13
CHF billion	31.3.14	31.12.13	31.3.14	31.12.13	Valuation technique(s)	Significant unobservable input(s)[1]	low	high	low	high	unit[1]
Replacement values
Interest rate contracts	0.6	0.3	0.9	0.4	Option model	Volatility of interest rates	11	68	13	73	%
						Rate-to-rate correlation	84	94	84	94	%
						Intra-curve correlation	50	94	50	84	%
					Discounted expected cash flows	Constant prepayment rate	0	3	0	3	%
Credit derivative contracts	2.9	3.0	2.1	2.0	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	1	1,666	2	1,407	basis points
						Upfront price points	(12)	93	(12)	68	%
						Recovery rates	0	95	0	95	%
						Credit index correlation	10	90	10	90	%
						Discount margin/spread	0	37	0	39	%
						Credit pair correlation	42	92	42	92	%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	0	15	0	15	%
						Constant default rate	0	8	0	12	%
						Loss severity	0	100	0	100	%
						Discount margin/spread	0	35	0	38	%
						Bond price equivalent	0	100	0	100	points
Foreign exchange contracts	0.8	0.9	0.4	0.5	Option model	Volatility of foreign exchange	5	18	7	20	%
						Rate-to-FX correlation	(71)	60	(71)	60	%
						FX-to-FX correlation	(83)	80	(83)	80	%
					Discounted expected cash flows	Constant prepayment rate	0	13	0	13	%
Equity/index contracts	1.3	1.2	1.9	1.5	Option model	Equity dividend yields	0	11	0	10	%
						Volatility of equity stocks, equity and other indices	2	83	1	88	%
						Equity-to-FX correlation	(42)	79	(52)	77	%
						Equity-to-equity correlation	12	98	17	99	%
Non-financial assets2, [4]	0.1	0.1			Relative value to market comparable	Price
					Discounted cash flow projection	Projection of cost and income related to the particular property
						Discount rate
						Assessment of the particular property’s condition

1  The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par. For example, 100 points would be 100% of par.    2  The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.    3  Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments and non-structured fixed-rate bonds are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.    4  Non-financial assets include investment properties at fair value and other assets which primarily consist of assets held for sale.

129

Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

across the individual instruments’ underlying collateral pools. For asset-backed securities, the weighted average CDR is 6%.

Loss severity/recovery rate: The projected loss severity/recovery rate reflects the estimated loss that will be realized given expected defaults. Loss severity is generally applied to collateral within asset-backed securities while the recovery rate is the analogous pricing input for corporate or sovereign credits. Recovery is the reverse of loss severity, so a 100% recovery rate is the equivalent of a 0% loss severity. Increases in loss severity levels/decreases in recovery rates will result in lower expected cash flows into the structure upon the default of the instruments. In general, a significant decrease (increase) in the loss severity in isolation would result in significantly higher (lower) fair value for the respective asset-backed securities. The impact of a change in recovery rate on a credit derivative position will depend upon whether credit protection has been bought or sold.

Loss severity is ultimately driven by the value recoverable from collateral held after foreclosure occurs relative to the loan principal and possibly unpaid interest accrued at that point. The range of 0–100% for asset-backed securities represents the different quality and nature of collateral within the asset-backed securities portfolio. The weighted average loss severity is 75%. For credit derivatives, the loss severity range of 0–100% applies to derivatives on asset-backed securities and is broadly similar to the range for cash positions held. The recovery rate range of 0–95% represents a wide range of expected recovery levels on credit derivative contracts within the Level 3 portfolio.

Discount margin (DM) spread: The DM spread represents the discount rates used to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. DM spreads are a rate or rates applied on top of a floating index (e.g., LIBOR) to discount expected cash flows. Generally, a decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

The different ranges represent the different discount rates across loans (1–15%), asset-backed securities (1–37%) and credit derivatives (0–37%). The high end of the range relates to securities that are priced very low within the market relative to the expected cash flow schedule and there is significant discounting relative to the expected cash flow schedule. This indicates that the market is pricing an increased risk of credit loss into the security that is greater than what is being captured by the expected cash flow generation process. The low ends of the ranges are typical of funding rates on better quality instruments. For asset-backed securities, the weighted average DM is 7%. For loans, the average effective DM is 1.70% compared with the disclosed range of 1–15%.

Equity dividend yields: The derivation of a forward price for an individual stock or index is important both for measuring fair value for forward or swap contracts and for measuring fair value using option pricing models. The relationship between the current stock price and the forward price, is based on a combination of expected future dividend levels and payment timings, and, to a lesser extent, the relevant funding rates applicable to the stock in question. Dividend yields are generally expressed as an annualized percentage of share price with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price. The range of 0–11% reflects the expected range of dividend rates for the portfolio.

Volatility: Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument for which future price movements are more likely to occur. The minimum level of volatility is 0% and there is no theoretical maximum. Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the measurement of fair value is derived from active market option prices (referred to as “implied” volatility). A key feature of implied volatility is the volatility “smile” or “skew,” which represents the effect of pricing options of different option strikes at different implied volatility levels.

–

Volatility of interest rates – the range of 11–68% reflects the range of unobservable volatilities across different currencies and related underlying interest rate levels. Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition, different currencies may have significantly different implied volatilities.

–	Volatility of foreign exchange – the range of 5–18% reflects differences across various FX rates.
–	Volatility of equity stocks, equity and other indices – the range of 2–83% is reflective of the range of underlying stock volatilities.
–

Volatility of mortality – the range of 21–158% represents mortality volatility assumptions for different components of the mortality contingent loan portfolio. The range in volatility inputs is driven by different characteristics of contracts within the portfolio. An increase in volatility will cause an increase in loan value as the notional drawn will tend to increase.

130

Financial information

Note 10 Fair value measurement (continued)

Correlation: Correlation measures the inter-relationship between the movements of two variables. It is expressed as a percentage between –100% and +100% where +100% are perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction), and –100% are inversely correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the opposite direction). The effect of correlation on the measurement of fair value is dependent on the specific terms of the instruments being valued, due to the range of different payoff features within such instruments.

–	Rate-to-rate correlation – the correlation between interest rates of two separate currencies. The range of 84–94% results from the different pairs of currency involved.
–	Intra-curve correlation – the correlation between different tenor points of the same yield curve. Correlations are typically fairly high, as reflected by the range of 50–94%.
–

Credit index correlation of 10–90% reflects the implied correlation derived from different indices across different parts of the benchmark index capital structure. The input is particularly important for bespoke and Level 3 index tranches.

–	Credit pair correlation is particularly important for FTD credit structures. The range of 42–92% reflects the difference between credits with low correlation and similar highly correlated credits.
–

Rate-to-FX correlation – captures the correlation between interest rates and FX rates. The range for the portfolio is (71)–60%, which represents the relationship between interest rates and foreign exchange levels. The signage on such correlations is dependent on the quotation basis of the underlying FX rate (e.g., EUR/USD and USD/EUR correlations to the same interest rate will have opposite signs).

–

FX-to-FX correlation is particularly important for complex options that incorporate different FX rates in the projected payoff. The range of (83)–80% reflects the underlying characteristics across the main FX pairs to which the Group has exposures.

–

Equity-to-equity correlation is particularly important for complex options that incorporate, in some manner, different equities in the projected payoff. The closer the correlation is to 100%, the more related one equity is to another. For example, equities with a very high correlation could be from different parts of the same corporate structure. The range of 12–98% is reflective of this.

–

Equity-to-FX correlation is important for equity options based on a currency different to the currency of the underlying stock. The range of (42)–79% represents the range of the relationship between underlying stock and foreign exchange volatilities.

Funding spread: Structured financing transactions are valued using synthetic funding curves that best represent the assets that are pledged as collateral to the transactions. They are not representative of where the Group can fund itself on an unsecured basis, but provide an estimate of where the Group can source and deploy secured funding with counterparties for a given type of collateral. The funding spreads are expressed in terms of basis points over or under LIBOR and if funding spreads widen this increases the impact of discounting. The range of 10–163 basis points for both structured repurchase agreements and structured reverse repurchase agreements represents the range of asset funding curves, where wider spreads are due to a reduction in liquidity of underlying collateral for funding purposes.

A small proportion of structured debt instruments and non-structured fixed-rate bonds within financial liabilities designated at fair value has an exposure to funding spreads that is longer in duration than the actively traded market. Such positions are within the range of 10–163 basis points reported above.

Upfront price points: A component in the price quotation of credit derivative contracts, whereby the overall fair value price level is split between the credit spread (basis points running over the life of the contract as described above) and a component that is quoted and settled upfront on transacting a new contract. This latter component is referred to as upfront price points and represents the difference between the credit spread paid as protection premium on a current contract versus a small number of standard contracts defined by the market. Distressed credit names frequently trade and quote CDS protection only in upfront points rather than as a running credit spread. An increase/(decrease) in upfront points will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The effect on the results of the Group of increases or decreases in up-front price points depends on the nature and direction of the positions held. Upfront pricing points may be negative where a contract is quoting for a narrower premium than the market standard, but are generally positive, reflecting an increase in credit premium required by the market as creditworthiness deteriorates. The range of (12)–93% within the table above represents the variety of current market credit spread levels relative to the benchmarks used as a quotation basis. Upfront points of (12)% reflect an instrument that is trading with a tighter credit spread than the underlying quotation instrument, while upfront points of 93% represent a distressed credit.

131

Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

i) Sensitivity of fair value measurements to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. As of 31 March 2014, the total favorable and unfavorable effects of changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions for financial instruments classified as Level 3 were CHF 1.3 billion and CHF 1.1 billion, respectively (31 December 2013: CHF 1.2 billion and CHF 1.1 billion, respectively).

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters discussed below are not a significant element of the valuation uncertainty.

Sensitivity data is estimated using a number of techniques including the estimation of price dispersion among different market participants, variation in modeling approaches and reasonably possible changes to assumptions used within the fair value measurement process. The sensitivity ranges are not always symmetrical around the fair values as the inputs used in valuations are not always precisely in the middle of the favorable and unfavorable range.

Sensitivity data is determined at a product or parameter level and then aggregated assuming no diversification benefit. The calculated sensitivity is applied to both the outright position and any related Level 3 hedges. The main interdependencies across different Level 3 products to a single unobservable input parameter have been included in the basis of netting exposures within the calculation. Aggregation without allowing for diversification involves the simple summation of individual results with, the total sensitivity therefore representing the impact of all unobservable inputs which, if moved to a reasonably possible favorable or unfavorable level at the same time, would result in a significant change in the valuation. Diversification would incorporate estimated correlations across different sensitivity results and, as such, would result in an overall sensitivity that would be less than the sum of the individual component sensitivities. The Group believes that, while there are diversification benefits within the portfolios representing these sensitivity numbers, they are not significant to this analysis.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	31.3.14		31.12.13
CHF million	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]	Unfavorable changes[1]
Government bills/bonds	9	(1)	17	(4)
Corporate bonds and municipal bonds, including bonds issued by financial institutions	27	(73)	35	(76)
Traded loans, loans designated at fair value and loan commitments	140	(55)	148	(70)
Asset-backed securities	33	(34)	54	(46)
Equity instruments	134	(89)	137	(84)
Interest rate derivative contracts, net	98	(65)	127	(91)
Credit derivative contracts, net	517	(475)	366	(419)
Foreign exchange derivative contracts, net	50	(47)	57	(56)
Equity/index derivative contracts, net	57	(55)	41	(43)
Structured debt instruments and non-structured fixed-rate bonds	163	(128)	184	(151)
Other	46	(38)	63	(54)
Total	1,275	(1,060)	1,229	(1,094)

1  Of the total favorable change, CHF 144 million as of 31 March 2014 (31 December 2013: CHF 154 million) related to financial investments available-for-sale. Of the total unfavorable change, CHF 149 million as of 31 March 2014 (31 December 2013: CHF 159 million) related to financial investments available-for-sale.

132

Financial information

Note 10 Fair value measurement (continued)

j) Deferred day-1 profit or loss

As explained above, for new transactions resulting in a financial instrument classified as Level 3, the financial instrument is initially recognized at the transaction price. The transaction price may differ from the fair value obtained using a valuation technique, and any such difference is deferred and not recognized in the income statement and referred to as deferred day-1 profit or loss. The table below reflects the activity in deferred day-1 profit or loss for these financial instruments, including the aggregate difference yet to be recognized in the income statement at the beginning and end of the reporting period and a reconciliation of changes during the reporting period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss
	For the quarter ended
CHF million	31.3.14	31.12.13	31.3.13
Balance at the beginning of the period	486	494	474
Profit/(loss) deferred on new transactions	103	60	424
(Profit)/loss recognized in the income statement	(70)	(57)	(433)
Foreign currency translation	(5)	(11)	19
Balance at the end of the period	514	486	483

k) Financial instruments not measured at fair value

The following table reflects the estimated fair values and the fair value hierarchy for UBS’s financial instruments not measured at fair value.

Financial instruments not measured at fair value
	31.3.14		31.12.13
CHF billion	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	87.5	87.5	80.9	80.9
Due from banks	19.7	19.7	17.2	17.2
Cash collateral on securities borrowed	30.1	30.1	27.5	27.5
Reverse repurchase agreements	80.6	80.6	91.6	91.6
Cash collateral receivables on derivative instruments	25.8	25.8	28.3	28.3
Loans	294.8	297.4	287.0	289.3
Other assets	19.3	19.1	17.6	17.4
Liabilities
Due to banks	14.1	14.1	12.9	12.9
Cash collateral on securities lent	13.4	13.4	9.5	9.5
Repurchase agreements	17.7	17.7	13.8	13.8
Cash collateral payables on derivative instruments	46.7	46.7	49.5	49.5
Due to customers	388.8	388.8	390.8	390.8
Debt issued	76.7	79.6	81.4	84.0
Other liabilities	41.7	41.7	39.5	39.5
Guarantees/Loan commitments
Guarantees[1]	0.1	(0.1)	0.1	(0.1)
Loan commitments[2]	0.0	0.1	0.0	0.1

1  The carrying value of guarantees represented a liability of CHF 0.1 billion as of 31 March 2014 (31 December 2013: CHF 0.1 billion). The estimated fair value of guarantees represented an asset of CHF 0.1 billion as of 31 March 2014 (31 December 2013: CHF 0.1 billion).    2  The carrying value of loan commitments represented a liability of CHF 0.0 billion as of 31 March 2014 (31 December 2013: CHF 0.0 billion). The estimated fair value of loan commitments represented a liability of CHF 0.1 billion as of 31 March 2014 (31 December 2013: CHF 0.1 billion).

133

Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

The fair values included in the table on the previous page were calculated for disclosure purposes only. The fair value valuation techniques and assumptions described below relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another. UBS applies significant judgments and assumptions to arrive at these fair values, which are more holistic and less sophisticated than UBS’s established fair value and model governance policies and processes applied to financial instruments accounted for at fair value whose fair values impact UBS’s balance sheet and net profit. The following principles were applied when determining fair value estimates for financial instruments not measured at fair value:

–	For financial instruments with remaining maturities greater than three months, the fair value was determined from quoted market prices, if available.
–

Where quoted market prices were not available, the fair values were estimated by discounting contractual cash flows using current market interest rates or appropriate yield curves for instruments with similar credit risk and maturity. These estimates generally include adjustments for counterparty credit or UBS’s own credit.

–

For short-term financial instruments with remaining maturities of three months or less, the carrying amount, which is net of credit loss allowances, is generally considered a reasonable estimate of fair value. The following financial instruments not measured at fair value have remaining maturities of three months or less as of 31 March 2014: 100% of cash and balances with central banks, 91% of amounts due from banks, 100% of cash collateral on securities borrowed, 89% of reverse repurchase agreements, 100% of cash collateral receivables on derivatives, 55% of loans, 92% of amounts due to banks, 96% of cash collateral on securities lent, 93% of repurchase agreements, 100% of cash collateral payable on derivatives, 99% of amount due to customers and 21% of debt issued.

–

The fair value estimates for repurchase and reverse repurchase agreements with variable and fixed interest rates, for all maturities, include the valuation of the interest rate component of these instruments. Credit and debit valuation adjustments have not been included in the valuation due to the short-term nature of these instruments.

–

The estimated fair values of off-balance sheet financial instruments are based on market prices for similar facilities and guarantees. Where this information is not available, fair value is estimated using discounted cash flow analysis.

134

Financial information

Note 11 Derivative instruments1

			31.3.14
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	121	3,160	109	2,989	14,863
Credit derivative contracts	19	551	18	539	3
Foreign exchange contracts	53	2,942	58	2,869	8
Equity/index contracts	18	232	21	266	37
Commodity contracts, including precious metals contracts	3	40	3	38	9
Unsettled purchases of non-derivative financial assets[4]	0	37	0	22	0
Unsettled sales of non-derivative financial assets[4]	0	30	0	30	0
Total derivative instruments, based on IFRS netting[5]	215	6,993	210	6,752	14,920
Replacement value netting, based on capital adequacy rules	(164)		(164)
Cash collateral netting, based on capital adequacy rules	(26)		(14)
Total derivative instruments, based on capital adequacy netting[6]	26		32

			31.12.13[7]
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	131	3,480	118	3,307	16,503
Credit derivative contracts	23	648	22	631	3
Foreign exchange contracts	76	3,084	80	2,988	7
Equity/index contracts	21	231	24	275	33
Commodity contracts, including precious metals contracts	3	43	3	35	11
Unsettled purchases of non-derivative financial assets[4]	0	20	0	9	0
Unsettled sales of non-derivative financial assets[4]	0	13	0	15	0
Total derivative instruments, based on IFRS netting[5]	254	7,519	248	7,259	16,557
Replacement value netting, based on capital adequacy rules	(193)		(193)
Cash collateral netting, based on capital adequacy rules	(28)		(14)
Total derivative instruments, based on capital adequacy netting[6]	33		41

1  Bifurcated embedded derivatives are presented on the same balance sheet line as the host contract and are excluded from the table. As of 31 March 2014, these derivatives amounted to a PRV of CHF 0.2 billion (related notional values of CHF 7.1 billion) and an NRV of CHF 0.3 billion (related notional values of CHF 13.0 billion). As of 31 December 2013, bifurcated embedded derivatives amounted to a PRV of CHF 0.2 billion (related notional values of CHF 6.7 billion) and an NRV of CHF 0.4 billion (related notional values of CHF 12.8 billion).    2  In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    3  Other notional values relate to derivatives which are cleared through either a central clearing counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivatives instruments and were not material for all periods presented.    4  Changes in the fair value of purchased and sold non-derivative financial assets between trade date and settlement date are recognized as replacement values.    5  Includes agency transactions and OTC derivatives cleared for clients with a central counterparty with a combined PRV of CHF 6.1 billion as of 31 March 2014 (31 December 2013: CHF 5.7 billion) and a combined NRV of CHF 6.4 billion as of 31 March 2014 (31 December 2013: CHF 5.9 billion) for which notional values were not included in the table above due to their significantly different risk profile.    6  Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking law.    7  In 2014, certain figures for 31 December 2013 were restated upon the adoption of the amendments to IAS 32. Both PRV and NRV for Interest rate contracts, Credit derivative contracts and Equity/index contracts were increased by approximately CHF 1 billion, CHF 5 billion and CHF 3 billion, respectively. There was no impact on the line “Total derivative instruments, based on capital adequacy netting.” Refer to Note 1 “Basis of accounting” for more information on the adoption of the amendments to IAS 32.

135

Notes to the interim consolidated financial statements

Note 12 Offsetting financial assets and financial liabilities

UBS enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set-off liabilities against available assets received – in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The right of set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

On 1 January 2014, the Group adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). Under the revised rules, the Group is no longer able to offset certain derivative arrangements. Refer to Note 1 for more information. The prior period offsetting disclosure as of 31 December 2013 presented on the following page was restated to reflect the effects of adopting these amendments.

The table on the following page provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets of the Group that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

The Group engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables on the next pages do not purport to represent the Group’s actual credit exposure.

136

Financial information

Note 12 Offsetting financial assets and financial liabilities (continued)

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
				31.3.14
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[2]	Assets recognized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements and other out-of-scope items	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	28.9	0.0	28.9	(2.0)	(26.9)	0.0	1.2	30.1
Reverse repurchase agreements	98.0	(27.0)	71.0	(2.3)	(68.7)	0.0	9.6	80.6
Positive replacement values	208.9	(2.6)	206.2	(164.1)	(30.2)	11.9	9.1	215.3
Cash collateral receivables on derivative instruments[1]	182.5	(162.8)	19.7	(13.7)	(0.9)	5.1	6.1	25.8
Financial assets designated at fair value	3.5	0.0	3.5	0.0	(3.0)	0.5	2.4	5.9
Total assets	521.8	(192.4)	329.4	(182.1)	(129.7)	17.5	28.2	357.6

				31.12.13[4]
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[2]	Assets recognized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements and other out-of-scope items	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	26.5	0.0	26.5	(1.2)	(25.2)	0.2	1.0	27.5
Reverse repurchase agreements	111.5	(25.4)	86.1	(5.4)	(80.7)	0.0	5.5	91.6
Positive replacement values	244.5	(2.8)	241.8	(192.9)	(35.5)	13.4	12.3	254.1
Cash collateral receivables on derivative instruments[1]	220.0	(196.1)	23.8	(14.4)	(1.1)	8.2	4.5	28.3
Financial assets designated at fair value	3.9	0.0	3.9	0.0	(3.9)	0.1	3.4	7.4
Total assets	606.4	(224.3)	382.0	(213.9)	(146.4)	21.8	26.7	408.8

1 The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32 and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented on the following page.    2  The logic of the table results in amounts presented in the “Balance sheet netting with gross liabilities” column corresponding directly to the amounts presented in the “Balance sheet netting with gross assets” column in the liabilities table presented on the following page.    3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the net amount of financial assets presented on the balance sheet, i.e., over-collateralization, where it exists, is not reflected in the table.    4  In 2014, certain figures for 31 December 2013 were restated upon the adoption of the amendments to IAS 32. This restatement resulted primarily in an increase in total “Assets recognized on the balance sheet, net” by approximately CHF 8 billion and a corresponding increase in “Netting potential not recognized in the balance sheet”, within “Financial liabilities.” Accordingly, there was no impact on total ‘’Assets after consideration of netting potential’’. Refer to Note 1 “Basis of accounting” for more information on the adoption of the amendments to IAS 32.

137

Notes to the interim consolidated financial statements

Note 12  Offsetting financial assets and financial liabilities (continued)

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
				31.3.14
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[2]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements and other out-of-scope items	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	12.4	0.0	12.4	(2.0)	(10.4)	0.0	1.0	13.4
Repurchase agreements	33.5	(27.0)	6.5	(2.3)	(4.2)	0.0	11.2	17.7
Negative replacement values	201.1	(2.6)	198.4	(164.1)	(18.0)	16.4	11.6	210.1
Cash collateral payables on derivative instruments[1]	199.9	(162.8)	37.2	(25.5)	(3.7)	7.9	9.5	46.7
Financial liabilities designated at fair value	5.7	0.0	5.7	0.0	(1.8)	4.0	63.0	68.7
Total liabilities	452.6	(192.4)	260.2	(193.9)	(38.0)	28.3	96.4	356.6

				31.12.13[4]
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[2]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements and other out-of-scope items	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	8.5	0.0	8.5	(1.2)	(7.3)	0.0	1.0	9.5
Repurchase agreements	34.2	(25.4)	8.8	(5.4)	(3.4)	0.0	5.0	13.8
Negative replacement values	235.5	(2.8)	232.7	(192.9)	(20.9)	18.8	15.4	248.1
Cash collateral payables on derivative instruments[1]	236.8	(196.1)	40.7	(28.3)	(3.6)	8.8	8.8	49.5
Financial liabilities designated at fair value	6.6	0.0	6.6	0.0	(2.1)	4.6	63.3	69.9
Total liabilities	521.6	(224.3)	297.3	(227.8)	(37.2)	32.2	93.5	390.8

1  The net amount of Cash collateral payables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32 and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral received reflected on the Positive replacement values line in the table presented on the previous page.    2  The logic of the table results in amounts presented in the “Balance sheet netting with gross assets” column corresponding directly to the amounts presented in the “Balance sheet netting with gross liabilities” column in the assets table presented on the previous page.    3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off on the balance sheet have been capped by relevant netting arrangement so as not to exceed the net amount of financial liabilities presented in the balance sheet, i.e., over-collateralization, where it exists, is not reflected in the table.    4  In 2014, certain figures for 31 December 2013 were restated upon the adoption of the amendments to IAS 32. This restatement resulted primarily in an increase in total “Liabilities recognized on the balance sheet, net” by approximately CHF 8 billion and a corresponding increase in “Netting potential not recognized in the balance sheet,” within “Financial assets.” Accordingly, there was no impact on total ‘’Liabilities after consideration of netting potential.” Refer to Note 1 “Basis of accounting” for more information on the adoption of the amendments to IAS 32.

138

Financial information

Note 13 Other assets and liabilities

CHF million	31.3.14	31.12.13

Other assets
Prime brokerage receivables[1]	12,125	11,175
Recruitment loans financial advisors	2,667	2,733
Other loans to financial advisors	381	358
Accrued interest income	477	433
Accrued income – other	947	931
Prepaid expenses	1,130	985
Net defined benefit pension and post-employment assets	1,500	952
Settlement and clearing accounts	828	466
VAT and other tax receivables	262	410
Properties and other non-current assets held for sale	105	119
Other	2,047	1,665
Total other assets	22,468	20,228

Other liabilities
Prime brokerage payables[1]	33,988	32,543
Amounts due under unit-linked investment contracts	15,631	16,155
Accrued expenses – compensation related	1,155	2,631
Accrued expenses – interest expense	1,255	1,199
Accrued expenses – other	2,459	2,465
Deferred compensation plans	1,969	1,919
Net defined benefit pension and post-employment liabilities	1,040	1,048
Third-party interest in consolidated investment funds	1,007	953
Settlement and clearing accounts	1,540	946
Current and deferred tax liabilities	664	667
VAT and other tax payables	487	570
Deferred income	282	264
Other	1,198	1,417
Total other liabilities	62,677	62,777

1  Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.

139

Notes to the interim consolidated financial statements

Note 14 Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits	Other	Total provisions
Balance as of 31 December 2013	45	1,622	658	61	157	222	205	2,971
Increase in provisions recognized in the income statement	6	203	135	0	2	2	16	364
Release of provisions recognized in the income statement	0	(15)	(10)	(1)	0	(1)	(4)	(32)
Provisions used in conformity with designated purpose	(6)	(24)	(52)	0	(6)	(2)	(5)	(94)
Capitalized reinstatement costs	0	0	0	0	(1)	0	0	(1)
Reclassifications	0	0	0	(2)	0	0	0	(2)
Foreign currency translation/unwind of discount	1	(7)	(2)	0	1	1	1	(6)
Balance as of 31 March 2014	47	1,778	729[3]	58	153[4]	222[5]	213	3,200

1  Comprises provisions for losses resulting from security risks and transaction processing risks.    2  Comprises provisions for losses resulting from legal, liability and compliance risks.    3  Includes personnel-related restructuring provisions of CHF 178 million as of 31 March 2014 (31 December 2013: CHF 104 million) and provisions for onerous lease contracts of CHF 550 million as of 31 March 2014 (31 December 2013: CHF 554 million).    4  Includes reinstatement costs for leasehold improvements of CHF 94 million as of 31 March 2014 (31 December 2013: CHF 95 million), provisions for onerous lease contracts of CHF 59 million as of 31 March 2014 (31 December 2013: CHF 62 million).    5  Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance amounts. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts, which cover a period of up to 11 years. Severance related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 14b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

140

Financial information

Note 14 Provisions and contingent liabilities (continued)

With respect to certain litigation, regulatory and similar matters as to which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 14a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we can confirm that we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” and “Risk management and control” sections of this report.

Provisions for litigation, regulatory and similar matters by segment[1]
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2013	165	56	82	3	22	488	808	1,622
Increase in provisions recognized in the income statement	89	47	11	0	0	0	55	203
Release of provisions recognized in the income statement	(3)	(5)	0	0	(1)	(6)	(1)	(15)
Provisions used in conformity with designated purpose	(12)	(5)	(3)	0	(1)	0	(4)	(24)
Reclassifications	0	0	0	0	(2)	0	2	0
Foreign currency translation/unwind of discount	0	(1)	0	0	0	1	(7)	(7)
Balance as of 31 March 2014	239	92	90	3	19	483	853	1,778

1  Provisions, if any, for the matters described in (a) item 4 of this Note 14b are recorded in Wealth Management, (b) item 7 of this Note 14b are recorded in Wealth Management Americas, (c) item 11 of this Note 14b are recorded in the Investment Bank, (d) items 3 and 10 of this Note 14b are recorded in Corporate Center – Core Functions and (e) items 2 and 6 of this Note 14b are recorded in Corporate Center – Non-core and Legacy Portfolio. Provisions for the matters described in items 1 and 9 of this Note 14b are allocated between Wealth Management and Retail & Corporate, and provisions for the matter described in item 5 of this Note 14b are allocated between the Investment Bank and Corporate Center – Non-core and Legacy Portfolio, and provisions for the matter described in item 8 of this Note 14b are allocated between the Investment Bank and Corporate Center—Core Functions.

1. Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. As a result of investigations in France, in May and June 2013, respectively, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. Separately, in June 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and “know your customer” obligations. It imposed a penalty of EUR 10 million, and a provision in that amount is reflected on our balance sheet at 31 March 2014. In Germany, several authorities have been conducting investigations against UBS Deutschland AG, UBS AG, and against certain employees of these entities concerning certain matters relating to our cross-border business. UBS is cooperating with these authorities within the limits of financial privacy obligations under Swiss and other applicable laws. Settlement discussions are ongoing with respect to the German investigations.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

141

Notes to the interim consolidated financial statements

Note 14 Provisions and contingent liabilities (continued)

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

Securities lawsuits concerning disclosures in RMBS offering documents: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 13 billion in original face amount of RMBS underwritten or issued by UBS. Some of the lawsuits are in their early stages and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the USD 13 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 3 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 10 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action settlement by a third-party issuer received final approval by the district court in 2013. The settlement reduced the original face amount of RMBS at issue in these cases from USD 37 billion to USD 13 billion, and the original face amount of RMBS at issue in cases involving third-party issuers from USD 34 billion to USD 10 billion, as noted above. The third-party issuer will fund the settlement at no cost to UBS. In January 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers and insurers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table “Loan repurchase demands by year received – original principal balance of loans” summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 29 April 2014. In the table, repurchase demands characterized as Demands resolved in litigation and Demands rescinded by counterparty are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

Loan repurchase demands by year received – original principal balance of loans[1]
USD million	2006–2008	2009	2010	2011	2012	2013	2014, through 29 April	Total
Resolved demands
Actual or agreed loan repurchases/make whole payments by UBS	12	1						13
Demands rescinded by counterparty	110	104	19	303	237			773
Demands resolved in litigation	1	21						21
Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	124	99	30	377
Demands in dispute
Demands in litigation			346	732	1,041			2,118
Demands in review by UBS				2	2	3		8
Demands rebutted by UBS but not yet rescinded by counterparty		1	2	1	17	515	115	651
Total	122	205	368	1,084	1,421	618	145	3,962

1  Loans submitted by multiple counterparties are counted only once.

142

Financial information

Note 14 Provisions and contingent liabilities (continued)

Payments that UBS has made or agreed to make to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made or agreed to make to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans or for Option ARMs with different characteristics. Actual losses upon repurchase will reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase. It is not possible to predict future losses upon repurchase for reasons including timing and market uncertainties.

In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action in the Southern District of New York (Trustee Suit) seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. Plaintiffs in the Trustee Suit have recently indicated that they intend to seek damages beyond the loan repurchase demands identified in the complaint, specifically for all loans purportedly in breach of any of the three Transactions. Discovery is ongoing. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Related litigation brought by Assured Guaranty was resolved in 2013.

In 2012, the FHFA, on behalf of Freddie Mac, filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee subsequently filed an amended complaint, which UBS moved to dismiss. The motion remains pending.

In 2013, Residential Funding Company LLC (RFC) filed a complaint in New York Supreme Court against UBS RESI asserting claims for breach of contract and indemnification in connection with loans purchased from UBS RESI with an original principal balance of at least USD 460 million that were securitized by an RFC affiliate. This is the first case filed against UBS seeking damages allegedly arising from the securitization of whole loans purchased from UBS. Damages are unspecified.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table “Provisions for claims related to sales of residential mortgage-backed securities and mortgages”, our balance sheet at 31 March 2014 reflected a provision of USD 819 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

UBS has received requests from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the US Department of Justice, Criminal Division, Fraud Section) and the SEC for information relating to its practices in connection with purchases and sales of mortgage-backed securities. We are cooperating with the authorities in these matters,

143

Notes to the interim consolidated financial statements

Note 14 Provisions and contingent liabilities (continued)

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2013	807
Increase in provision recognized in the income statement	15
Release of provision recognized in the income statement	0
Provision used in conformity with designated purpose	(3)
Balance as of 31 March 2014	819

which are in an early stage. Numerous other banks reportedly have received similar requests.

3. Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the US, and, in 2012, the court dismissed with prejudice the remaining claims based on purchases or sales of UBS ordinary shares made in the US for failure to state a claim. Plaintiffs have appealed the court’s decision. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. In 2011, the court dismissed the ERISA complaint. In 2012, the court denied plaintiffs’ motion for leave to file an amended complaint. On appeal, the Second Circuit upheld the dismissal of all counts relating to one of the retirement plans. With respect to the second retirement plan, the Court upheld the dismissal of some of the counts, and vacated and remanded for further proceedings with regard to the counts alleging that defendants had violated their fiduciary duty to prudently manage the plan’s investment options, as well as the claims derivative of that duty.

In 2012, a consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS AG and certain of its current and former officers relating to the unauthorized trading incident that occurred in the Investment Bank and was announced in September 2011. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any US exchange, or where title passed within the US, during the period 17 November 2009 through 15 September 2011. In 2013, the district court granted UBS’s motion to dismiss the complaint in its entirety. Plaintiffs have filed a notice of appeal.

4. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee has filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. A claim was filed in 2010 against 23 defendants, including UBS entities, the Luxembourg and offshore funds concerned and various individuals, including current and former UBS employees. The total amount claimed against all defendants in this action was not less than USD 2 billion. A second claim was filed in 2010

144

Financial information

Note 14 Provisions and contingent liabilities (continued)

against 16 defendants including UBS entities and the Luxembourg fund concerned. The total amount claimed against all defendants was not less than USD 555 million. Following a motion by UBS, in 2011, the District Court dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit Court of Appeals rejected the BMIS Trustee’s appeal against that ruling and upheld the District Court’s decision. The BMIS Trustee has sought leave to appeal to the US Supreme Court, which has invited the Solicitor General of the United States to file a brief expressing the views of the United States as to whether review should be granted. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

5. Transactions with Italian public sector entities

A number of transactions that UBS Limited and UBS AG respectively entered into with public sector entity counterparties in Italy have been called into question or become the subject of legal proceedings and claims for damages and other awards. In Milan, in 2012, civil claims brought by the City of Milan against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with Milan between 2005 and 2007 were settled without admission of liability. In 2012, the criminal court in Milan issued a judgment convicting two current UBS employees and one former employee, together with employees from the three other banks, of fraud against a public entity in relation to the same bond issue and the execution, and subsequent restructuring, of the related derivative transactions. In the same proceedings, the Milan criminal court also found UBS Limited and three other banks liable for the administrative offense of failing to have in place a business organizational model capable of preventing the criminal offenses of which its employees were convicted. The sanctions against UBS Limited, which are not effective until appeals are exhausted, are confiscation of the alleged level of profit flowing from the criminal findings (EUR 16.6 million), a fine in respect of the finding of the administrative offense (EUR 1 million) and payment of legal fees. Our balance sheet at 31 March 2014 reflected a provision in the amount of EUR 17.7 million for this potential exposure. UBS Limited and the individuals appealed that judgment, and in March 2014, the Milan Court of Appeal handed down its judgment in short form. It overturned all findings of liability against UBS Limited and the convictions of the UBS individuals and acquitted them, stating that the conduct did not occur. The court indicated that it would issue a full judgment including the reasons for its rulings within 90 days. The appellate prosecutor has until July 21, 2014 to decide whether to pursue a further appeal to the Court of Cassation in Rome.

Derivative transactions with the Regions of Calabria, Tuscany, Lombardy, Lazio and Campania, and the City of Florence have also been called into question or become the subject of legal proceedings and claims for damages and other awards. In 2012, UBS AG and UBS Limited settled all civil disputes with the Regions of Tuscany, Lombardy and Lazio without any admission of liability. In 2013, a settlement of all civil and administrative disputes was reached with the City of Florence. An oral agreement in principle was reached with the Region of Calabria subject to conditions which have not yet occurred. Our balance sheet at 31 March 2014 reflected a provision in connection with that oral agreement.

6. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006 and 2007, KWL entered into a series of Credit Default Swap (CDS) transactions with bank swap counterparties, including UBS. UBS also entered into back-to-back CDS transactions with the other counterparties, Depfa Bank plc (Depfa) and Landesbank Baden-Württemberg (LBBW), in relation to their respective swaps with KWL. As a result of the KWL CDS transactions and the back-to-back CDS transactions with Depfa and LBBW, UBS is owed a total amount of approximately USD 319.8 million, plus interest, which remains unpaid. Specifically, under the CDS contracts between KWL and UBS , the last of which were terminated by UBS in 2010, a net sum of approximately USD 137.6 million, plus interest, has fallen due from KWL but not been paid.

In 2010, UBS issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transactions between KWL and UBS are valid, binding and enforceable as against KWL and in respect of UBS’s role as portfolio manager. UBS issued separate proceedings in the English High Court against Depfa and LBBW seeking declarations as to the parties’ obligations under the back-to-back CDS transactions and monetary claims. UBS contends that it is owed USD 83.3 million, plus interest, by Depfa. UBS contends that it is owed EUR 75.5 million, plus interest, by LBBW. Depfa and LBBW are defending against the claims and have also issued counterclaims. Additionally, Depfa added a claim against KWL to the proceedings against it and KWL served a defense. The English court ruled in 2010 that it had jurisdiction and would hear the proceedings. UBS issued a further claim in the English proceeding seeking declarations concerning the validity of its early termination of the remaining CDS transactions with KWL and later added a monetary claim. Also, in 2010, KWL issued proceedings in Leipzig, Germany against UBS, Depfa and LBBW. The Leipzig court has also ruled that it is for the London court and not the Leipzig court to determine the validity and effect of a third party notice served by LBBW on UBS in the Leipzig proceedings.

In the English proceedings, KWL is defending against UBS’s claims and has served a counterclaim which also joins UBS Limited and Depfa to the proceedings. As part of its assertions, KWL claims damages of at least USD 68 million in respect of UBS AG’s

145

Notes to the interim consolidated financial statements

Note 14 Provisions and contingent liabilities (continued)

termination of some of the CDS contracts, whilst disputing that any monies are owed to UBS AG pursuant to another CDS contract. UBS, UBS Limited and Depfa are defending against KWL’s counterclaims, and Depfa has asserted additional claims against UBS and UBS Limited. Both KWL and Depfa have mutually exclusive claims for payment of USD 32.6 million which has previously been paid by Depfa to UBS. Trial in the English proceedings began in April 2014 and is expected to run through July 2014.

In the proceedings brought by KWL against LBBW in Leipzig, in June 2013, the court ruled in LBBW’s favor. KWL appealed against that ruling and the court is expected to make its first decision on the appeal by 30 May 2014.

Our balance sheet at 31 March 2014 reflected provisions with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

In 2011, the former managing director of KWL and two financial advisers were convicted in Leipzig, Germany, on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks. Following further criminal proceedings brought against them in Dresden, Germany, relating to the same transactions, they were each convicted of embezzlement in 2013 and given longer sentences. All three have lodged appeals.

Since 2011, the SEC has been conducting an investigation focused on, among other things, the suitability of the KWL transactions, and information provided by UBS to KWL. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC.

7. Puerto Rico

Declines in Puerto Rico municipal bond and closed-end fund prices since August 2013 have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages exceeding USD 300 million filed by clients in Puerto Rico who own those securities. A shareholder derivative action also was filed in February 2014 against various UBS entities and current and certain former directors of the closed-end funds, alleging hundreds of millions in losses in the funds. An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial advisor, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS Financial Services Inc. of Puerto Rico (UBS PR) and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. In February 2014, UBS’s petition for appeal was denied by the Supreme Court of Puerto Rico, and UBS filed motions for reconsideration. Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012.

Our balance sheet at 31 March 2014 reflected provisions with respect to matters described in this item 7 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

8. Foreign exchange, LIBOR, and benchmark rates

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals business. Since then, various authorities reportedly have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the US Department of Justice (DOJ), the US Commodity Futures Trading Commission (CFTC), the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed) and the Hong Kong Monetary Authority (HKMA). WEKO stated in March 2014 that it had reason to believe that certain banks may have colluded to manipulate foreign exchange rates. A number of authorities also reportedly are investigating potential manipulation of precious metals prices. UBS and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and UBS is cooperating with the authorities. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review.

Foreign exchange-related civil litigation: Several putative class actions have been filed since November 2013 in US federal courts against UBS and other banks. These actions are on behalf of putative

146

Financial information

Note 14 Provisions and contingent liabilities (continued)

classes of persons who engaged in foreign currency transactions. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. The defendants (including UBS) have not yet filed responsive pleadings.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office (SFO), the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to British Bankers’ Association LIBOR (London Interbank Offered Rate) and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

    In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, and CHF 59 million in disgorgement to FINMA. Under a non-prosecution agreement (NPA) that UBS entered into with the DOJ, UBS agreed to pay a fine of USD 500 million. Pursuant to a separate plea agreement between the DOJ and UBS Securities Japan Co. Ltd. (UBSSJ), UBSSJ entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. The NPA, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency/immunity grants described below, required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. At the sentencing hearing held in 2013, the court approved the proposed plea agreement and imposed a USD 100 million fine against UBSSJ, as agreed to by the DOJ and UBSSJ under the plea agreement. Since the sentencing, UBS has paid a fine of USD 400 million to the DOJ, and UBSSJ has paid the USD 100 million fine imposed by the sentencing court. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, EURIBOR

(Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. In addition, under the NPA, we have agreed, among other things, that for two years from 18 December 2012 UBS will not commit any US crime, and we will advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities or commodities markets. Any failure to comply with these obligations could result in termination of the NPA and potential criminal prosecution in relation to the matters covered by the NPA. Investigations by the CFTC and other government authorities remain ongoing notwithstanding these resolutions.

    UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau (Bureau) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau announced the discontinuation of its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

In 2013, the European Commission (EC) announced a decision adopted in the Commission’s Yen Interest Rate Derivatives (YIRD) investigation, under which UBS has received full immunity from fines for disclosing to the Commission the existence of infringements relating to YIRD.

147

Notes to the interim consolidated financial statements

Note 14 Provisions and contingent liabilities (continued)

In 2013, the MAS announced the results of its investigation of benchmark submissions by 20 banks, including UBS. The investigation related to various benchmark submissions, including the Singapore Interbank Offered Rates and the Swap Offered Rates, and covered the period from 2007 to 2011. The MAS found deficiencies in the governance, risk management, internal controls and surveillance systems for the banks’ benchmark submission processes and directed the banks to correct the deficiencies and set aside additional statutory reserves with MAS at zero interest for one year. The MAS also announced proposed changes to its regulatory framework for financial benchmarks that are designed to enhance the integrity of the process for setting benchmarks.

In 2013, UBS entered into an enforceable undertaking in relation to an investigation by the Australian Securities and Investments Commission (ASIC) into conduct relating to Australian Bank Bill Swap Rate (BBSW) submissions. An independent expert engaged by UBS at ASIC’s request concluded that, to the extent there may have been any impact of such conduct on the market as a whole, it would have been insignificant. The enforceable undertaking requires UBS to ensure that its participation in relation to the setting of Australian interest rate benchmarks upholds the integrity and reliability of those benchmarks and is in accordance with its obligations under the CFTC order. UBS also agreed to make a voluntary contribution of AUD 1 million to fund independent financial literacy projects in Australia. ASIC has the power to investigate, conduct further surveillance or pursue criminal prosecution of UBS or its representatives in relation to any contravention. ASIC acknowledged UBS’s cooperation and the fact that it was the first bank to report this conduct to it. ASIC’s inquiries in relation to the BBSW rate set are ongoing.

In March 2014, the HKMA announced the conclusion of its investigations into the fixing of HIBOR. The HKMA found that some UBS traders made change requests to the UBS HIBOR submitter between September 2006 and June 2009, but said they had “negligible impact” on the actual outcome of the HIBOR fixing. The HKMA found no evidence of collusion among the banks to rig the rate. The HKMA also found that UBS failed to report to the HKMA the misconduct of its staff in relation to HIBOR submissions and further found material weaknesses in UBS’s internal controls and governance in managing the HIBOR submission process and in other areas. UBS ceased to be a HIBOR panel bank in 2010. The HKMA has required that UBS make improvements in its processes.

In 2011, the Japan Financial Services Agency (JFSA) commenced administrative actions and issued orders against UBS Securities Japan Ltd (UBS Securities Japan) and UBS AG, Tokyo Branch in connection with their investigation of Yen LIBOR and Euroyen TIBOR. These actions were based on findings by the Japan Securities and Exchange Surveillance Commission (SESC), and, in the case of UBS AG, Tokyo Branch, the JFSA, that a former UBS Securities Japan trader engaged in inappropriate conduct relating to Euroyen TIBOR and Yen LIBOR, including approaching

UBS AG, Tokyo Branch, and other banks to ask them to submit TIBOR rates taking into account requests from the trader for the purpose of benefiting trading positions.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR, Euroyen TIBOR and EURIBOR. Also pending are actions asserting losses related to various products whose interest rate was linked to US dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR or EURIBOR rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the US Commodity Exchange Act, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain US dollar LIBOR plaintiffs and a portion of their claims brought under the Commodity Exchange Act (CEA) and state common law. The same court subsequently denied the parties’ requests for reconsideration and plaintiffs’ motion for interlocutory appeal and to amend the complaints to include additional antitrust and CEA allegations. It granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract. Motions to dismiss these unjust enrichment and breach of contract claims are pending, as is a renewed motion to dismiss by UBS and other defendants that seeks dismissal of further CEA claims. Certain plaintiffs have also appealed the dismissal of their antitrust claims, but the appellate court denied these appeals as premature, without prejudice to bringing the appeals again after final disposition of the LIBOR actions. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss. In March 2014, the court in the Euroyen TIBOR lawsuit dismissed the plaintiff’s federal antitrust and state unfair enrichment claims, and dismissed a portion of the plaintiff’s CEA claims.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 31 March 2014 reflected a provision of an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

148

Financial information

Note 14 Provisions and contingent liabilities (continued)

9. Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a bank for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

It is expected that the Supreme Court decision will result in a significant number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are being assessed on a case-by-case basis. Considerations to be taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 March 2014 reflected a provision with respect to matters described in this item 9 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

10. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.5 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being or will be challenged in administrative proceedings. BTG has also provided notice to UBS of several additional Pactual-related inquiries by the Brazilian tax authorities that relate to the period of UBS’s ownership of Pactual, but involving substantially smaller amounts. In 2013, approximately BRL 128 million in tax claims relating to the period for which UBS has indemnification obligations were submitted for settlement through amnesty programs announced by the Brazilian government in 2013.

Our balance sheet at 31 March 2014 reflected a provision with respect to matters described in this item 10 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

11. Matters relating to the CDS market

In 2013, the EC issued a Statement of Objections against thirteen credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). The Statement of Objections broadly alleges that the dealers infringed EU antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. We have submitted our response to the Statement of Objections. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In January and April 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and/or monopolize the market for CDS trading in the US in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since 1 January 2008, and seek unspecified trebled compensatory damages and other relief.

149

Notes to the interim consolidated financial statements

Note 15 Financial instruments not recognized on the balance sheet

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	31.3.14			31.12.13
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	7,518	(626)	6,892	7,731	(670)	7,061
Performance guarantees and similar instruments	3,378	(712)	2,666	3,423	(706)	2,717
Documentary credits	7,321	(1,590)	5,731	7,644	(1,599)	6,044
Total guarantees	18,217	(2,928)	15,289	18,798	(2,975)	15,823

Commitments
Loan commitments	56,856	(1,246)	55,610	54,913	(1,227)	53,686
Underwriting commitments	1,701	(316)	1,385	760	(225)	535
Total commitments	58,557	(1,562)	56,995	55,673	(1,452)	54,221

Forward starting transactions[1]
Reverse repurchase agreements	20,882			9,376
Securities borrowing agreements	251			46
Repurchase agreements	12,263			8,191

1  Cash to be paid in the future by either UBS or the counterparty.

Note 16 Changes in organization

Restructuring charges arise from programs that materially change either the scope of business undertaken by the Group or the manner in which such business is conducted. Restructuring charges are non-recurring, temporary costs that are necessary to effect such programs and include items such as severance and other personnel-related charges, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

Net restructuring charges by business division and Corporate Center
	For the quarter ended
CHF million	31.3.14	31.12.13	31.3.13
Wealth Management	40	41	26
Wealth Management Americas	10	26	10
Retail & Corporate	15	12	15
Global Asset Management	4	13	4
Investment Bank	124	89	6
Corporate Center	11	17	186
of which: Core Functions	2	(7)	(3)
of which: Non-core and Legacy Portfolio	9	24	188
Total net restructuring charges	204	198	246
of which: personnel expenses	133	40	(14)
of which: general and administrative expenses	63	136	225
of which: depreciation and impairment of property and equipment	7	22	35
of which: amortization and impairment of intangible assets	1	0	0

150

Financial information

Note 16 Changes in organization (continued)

Net restructuring charges by personnel expense category
	For the quarter ended
CHF million	31.3.14	31.12.13	31.3.13
Salaries and variable compensation	131	32	(17)
Contractors	1	2	0
Social security	0	1	2
Pension and other post-employment benefit plans	(1)	6	1
Other personnel expenses	0	(1)	1
Total net restructuring charges: personnel expenses	133	40	(14)
Net restructuring charges by general and administrative expense category
	For the quarter ended
CHF million	31.3.14	31.12.13	31.3.13
Occupancy	11	9	0
Rent and maintenance of IT and other equipment	1	5	0
Administration	1	2	0
Travel and entertainment	2	2	0
Professional fees	19	30	0
Outsourcing of IT and other services	12	22	0
Other[1]	17	66	224
Total net restructuring charges: general and administrative expenses	63	136	225

1  Mainly comprised of onerous real estate lease contracts.

Note 17 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of our foreign operations into Swiss francs.

	Spot rate			Average rate[1]
	As of			For the quarter ended
	31.3.14	31.12.13	31.3.13	31.3.14	31.12.13	31.3.13
1 USD	0.88	0.89	0.95	0.89	0.90	0.93
1 EUR	1.22	1.23	1.22	1.22	1.23	1.23
1 GBP	1.47	1.48	1.44	1.48	1.47	1.44
100 JPY	0.86	0.85	1.01	0.87	0.88	1.00

1  Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

151

152

Financial information

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

153

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

UBS AG (Parent Bank) financial information

Income statement UBS AG (Parent Bank)

	For the quarter ended			% change from
CHF million	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Net interest income	1,237	1,146	1,022	8	21
Net fee and commission income	1,678	1,666	1,647	1	2
Net trading income	1,210	471	2,116	157	(43)
Other income from ordinary activities	485	773	273	(37)	78
of which: dividend income from investments in subsidiaries and other participations	21	315	106	(93)	(80)
Operating income	4,610	4,055	5,058	14	(9)
Personnel expenses	2,142	1,583	2,577	35	(17)
General and administrative expenses	1,249	1,666	1,104	(25)	13
Operating expenses	3,391	3,249	3,681	4	(8)
Operating profit	1,219	806	1,377	51	(11)
Impairment of investments in subsidiaries and other participations	176	882	175	(80)	1
Depreciation of fixed assets	147	143	129	3	14
Allowances, provisions and losses	15	(43)	78		(81)
Profit/(loss) before extraordinary items and taxes	880	(176)	996		(12)
Extraordinary income	184	1,117	474	(84)	(61)
of which: reversal of impairments and provisions of subsidiaries and other participations	122	845	473	(86)	(74)
Extraordinary expenses	0	10	(2)	(100)	(100)
Tax (expense)/benefit	(34)	(84)	(91)	(60)	(63)
Net profit for the period	1,031	868	1,376	19	(25)

154

Financial information

Balance sheet UBS AG (Parent Bank)

			% change from
CHF million	31.3.14	31.12.13	31.12.13

Assets
Liquid assets	77,786	69,808	11
Money market paper	18,172	22,159	(18)
Due from banks	112,731	127,689	(12)
Due from customers	163,274	153,326	6
Mortgage loans	153,638	152,479	1
Trading balances in securities and precious metals	100,120	94,841	6
Financial investments	30,633	34,985	(12)
Investments in subsidiaries and other participations	21,699	21,758	0
Fixed assets	5,278	5,193	2
Accrued income and prepaid expenses	1,909	2,025	(6)
Positive replacement values	24,223	29,085	(17)
Other assets	2,931	2,568	14
Total assets	712,394	715,917	0

Liabilities
Money market paper issued	17,714	22,885	(23)
Due to banks	84,752	79,207	7
Trading portfolio liabilities	23,684	22,165	7
Due to customers on savings and deposit accounts	107,983	106,040	2
Other amounts due to customers	269,578	271,339	(1)
Medium-term notes	761	779	(2)
Bonds issued and loans from central mortgage institutions	74,783	75,585	(1)
Financial liabilities designated at fair value	50,745	49,620	2
Accruals and deferred income	5,428	6,610	(18)
Negative replacement values	31,256	37,415	(16)
Other liabilities	6,487	6,029	8
Allowances and provisions	2,737	2,805	(2)
Total liabilities	675,909	680,480	(1)

Equity
Share capital	384	384	0
General statutory reserve	26,627	26,611	0
Reserve for own shares	1,451	1,020	42
Other reserves	4,239	4,669	(9)
Net profit/(loss) first quarter 2014	1,031
Net profit/(loss) full year 2013	2,753	2,753	0
Equity attributable to shareholders	36,485	35,437	3
Total liabilities and equity	712,394	715,917	0

155

Basis of accounting UBS AG (Parent Bank)

The Parent Bank financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2008/2 and the Banking Ordinance). The accounting policies are principally the same as the IFRS-based accounting policies for the Group, which are described more fully in “Note 1 Summary of significant accounting policies” to the consolidated financial statements in our Annual Report 2013. Principal differences between the accounting policies for the Group and for the Parent Bank are described in “Note 38 Swiss GAAP requirements” to the consolidated financial statements in our Annual Report 2013. Further information on the accounting policies applied for the statutory accounts of our Parent Bank can be found in “Note 2 Accounting policies” to the Parent Bank financial statements in our Annual Report 2013.

In preparing the interim financial information for the Parent Bank, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2013. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in our Annual Report 2013.

Parent bank capital requirements under Swiss SRB regulations

Pursuant to Swiss SRB regulations, article 125 of the Swiss Capital Ordinance (CAO), under the section “Reliefs for financial groups and individual institutions,” stipulates that the Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital reliefs on the level of individual institutions, to ensure that the fulfillment of the capital requirements at the UBS AG (Parent Bank) level does not result in a de facto overcapitalization at Group level. The issue of de facto overcapitalization at Group level as a result of capital requirements at UBS AG (Parent Bank) level is unavoidable even after the implementation of reasonable measures by the bank.

FINMA had previously already granted UBS AG (Parent Bank) a capital relief with regard to intercompany exposures of UBS AG (Parent Bank), which resulted in lower risk-weighted assets (RWA) and lower deductions at UBS AG (Parent Bank) level.

Revised UBS AG (Parent Bank) capital requirements due to FINMA decree, dated 20 December 2013

1. Revised FINMA capital requirement framework at UBS AG (Parent Bank) level

The previous FINMA reliefs relating to certain intercompany exposures were revoked at the end of 2013. This measure has led to an increase in RWA at UBS AG (Parent Bank) level.

2. Reduction of the total capital requirement to 14%, of which 10% must be satisfied with common equity tier 1 (CET1) capital

This represents a relief at UBS AG (Parent Bank) level compared with the capital requirements set by FINMA for UBS Group. However, this capital requirement must be met with immediate effect.

3. Consistent treatment of direct and indirect investments of UBS AG (Parent Bank) in the equity of its subsidiaries

The aggregate amount of direct and indirect investments of UBS AG (Parent Bank) in the equity of its subsidiaries is risk-weighted at 200% up to a threshold determined by FINMA. The total amount exceeding that threshold must be deducted from capital, 50% from CET1 and 50% from other capital. This revised approach may change RWA and/or eligible capital, depending on the FINMA-defined threshold. If all investments are below the threshold, the resulting total capital requirement is 28%. If the threshold is set to zero, all investments would be deducted from capital.

The replacement of the previous FINMA reliefs with this new framework has resulted in a significant reduction of the total capital ratio of UBS AG (Parent Bank) per 1 January 2014.

156

Financial information

Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital UBS AG (Parent Bank)

CHF billion	31.3.14	31.12.13[1]
Equity – Swiss federal banking law	36.5	35.4
Deferred tax assets[2]	3.8	4.9
Defined benefit pension plans[3]	3.6	4.0
Investments in the finance sector	(5.8)	(8.2)
Own shares, commitments related to own shares and compensation items[4]	(0.4)	(0.8)
Goodwill and intangible assets	(0.4)	(0.4)
Other adjustments[4]	(1.6)	(1.4)
Common equity tier 1 capital (phase-in)	35.7	33.5
Tier 2 capital	7.3	3.5
Total capital (phase-in)	43.1	37.1

1  Effective 1 January 2014, the presentation of reconciling line items was revised. Numbers presented as of 31 December 2013 were restated.    2  Includes a 20% phase-in effect as of 1 January 2014 of CHF 0.8 billion.    3  Includes a 20% phase-in effect as of 1 January 2014 of CHF 0.8 billion.    4  Includes an accrual for the proposed distribution of capital contribution reserves and other items.

Swiss SRB Basel III available capital versus capital requirements UBS AG (Parent Bank)

			Phase-in
	Requirements		Actual information
	Capital ratio (%)	Capital	Capital ratio (%)		Capital
CHF million, except where indicated		31.3.14	31.3.14	31.12.13	31.3.14	31.12.13
Tier 1 capital	10.0	30,154	11.8	14.2	35,720	33,515
Common equity tier 1 capital/high-trigger loss-absorbing capital	11.3	34,074	12.2	14.6	36,671	34,470
Total capital	14.0	42,216	14.3	15.7	43,051	37,063

Swiss SRB Basel III capital information UBS AG (Parent Bank)

CHF million, except where indicated	Phase-in
	31.3.14	31.12.13
Tier 1 capital	35,720	33,515
of which: common equity tier 1 capital	35,720	33,515
Tier 2 capital	7,331	3,549
of which: high-trigger loss-absorbing capital	951	955
of which: low-trigger loss-absorbing capital	7,127	4,710
of which: deductions	(747)	(2,116)
Total capital	43,051	37,063
Common equity tier 1 capital ratio (%)	11.8	14.2
Tier 1 capital ratio (%)	11.8	14.2
Total capital ratio (%)	14.3	15.7
Risk-weighted assets	301,542	236,570

157

Swiss SRB leverage ratio requirements

			Phase-in
	Requirements		Actual information
	Swiss SRB leverage ratio (%)[1]	Swiss SRB leverage ratio capital	Swiss SRB leverage ratio (%)		Available Swiss SRB Basel III capital
CHF million, except where indicated		31.3.14	31.3.14	31.12.13	31.3.14	31.12.13
Common equity tier 1 capital	2.4	22,011	3.9	4.1	35,720	33,515
Common equity tier 1 capital/high-trigger loss absorbing capital	2.7	24,872	4.0	4.2	36,671	34,470
Total capital	3.4	30,815	4.7	4.5	43,051	37,063

1  Requirements for common equity tier 1 capital (24% of 10%), common equity tier 1 capital/high-trigger loss absorbing capital (24% of 11.3%) and total capital (24% of 14%).

Swiss SRB leverage ratio UBS AG (Parent Bank)

CHF million, except where indicated	Average 1Q14		Average 4Q13
Total on-balance sheet assets[1]	932,051	[2]	822,493
Netting of securities financing transactions	(21,702)		(2,131)
Netting of derivative exposures	(181,429)		(174,513)
Current exposure method (CEM) add-on for derivative exposures	86,595		92,978
Off-balance sheet items	108,961		89,180
of which: commitments and guarantees – unconditionally cancellable (10%)	9,964		10,837
of which: commitments and guarantees – other than unconditionally cancellable (100%)	98,996		78,344
Items deducted from tier 1 capital, phase-in (at period end)	(7,354)		(10,254)
Total adjusted exposure (“leverage ratio denominator”)[3]	917,121		817,754

	As of
	31.3.14		31.12.13
Common equity tier 1 capital (phase-in)	35,720		33,515
Tier 2 capital	7,331		3,549
Total capital	43,051		37,063
Swiss SRB leverage ratio phase-in (%)	4.7		4.5

1  Represent assets recognized on the UBS AG (Parent Bank) balance sheet in accordance with IFRS measurement principles.    2  The revocation of the previous FINMA capital relief related to certain intercompany exposures described in “Parent Bank capital requirements under Swiss SRB regulations” led to an increase of total on-balance sheet assets.    3  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (both proprietary and agency transactions), and for OTC derivatives with a qualifying central counterparty.

158

Supplemental information (unaudited) for	Financial information
UBS AG (Parent Bank) and UBS Limited

UBS Limited financial information

Income statement UBS Limited

	For the quarter ended			% change from
GBP million	31.3.14	31.12.13	31.3.13	4Q13	1Q13
Interest income	67	66	91	2	(26)
Interest expense	(67)	(66)	(92)	2	(27)
Net interest income	0	0	(2)		(100)
Net fee and commission income	(2)	(2)	(2)	0	0
Net trading income	3	3	3	0	0
Other income	49	50	52	(2)	(6)
Total operating income	50	51	52	(2)	(4)
Total operating expenses	(45)	(45)	(46)	0	(2)
Operating profit before tax	6	5	6	20	0
Tax expense/(benefit)	1	1	1	0	0
Net profit	4	4	5	0	(20)

Statement of comprehensive income UBS Limited

	For the quarter ended
GBP million	31.3.14	31.12.13	31.3.13
Net profit	5	4	5

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	1	0	0
Total other comprehensive income that may be reclassified to the income statement	1	0	0
Total comprehensive income	5	4	5

159

Balance sheet UBS Limited

			% change from
GBP million	31.3.14	31.12.13[1]	31.12.13

Assets
Due from banks	4,886	5,407	(10)
Cash collateral on securities borrowed and reverse repurchase agreements	11,942	21,331	(44)
Trading portfolio assets	839	1,021	(18)
Positive replacement values	34,525	38,208	(10)
Cash collateral receivables on derivative instruments	11,321	11,603	(2)
Loans	887	820	8
Other assets	4,398	4,476	(2)
Total assets	68,799	82,866	(17)

Liabilities
Due to banks	1,414	2,127	(34)
Cash collateral on securities lent and repurchase agreements	11,772	21,146	(44)
Trading portfolio liabilities	531	543	(2)
Negative replacement values	34,527	38,231	(10)
Cash collateral payables on derivative instruments	15,520	15,426	1
Due to customers	593	897	(34)
Other liabilities	1,006	1,066	(6)
Total liabilities	65,364	79,435	(18)

Equity
Share capital	227	227	0
Share premium	3,123	3,123	0
Retained earnings	85	81	5
Cumulative net income recognized directly in equity, net of tax	1	0
Total equity	3,435	3,431	0
Total liabilities and equity	68,799	82,866	(17)

1  Compared with the figures presented in the Fourth Quarter 2013 Report, total assets, primarily cash collateral on securities borrowed and reverse repurchase agreements, and total liabilities, primarily cash collateral on securities lent and repurchase agreements, as of 31 December 2013 were both restated downwards by GBP 404 million.

160

Supplemental information (unaudited) for	Financial information
UBS AG (Parent Bank) and UBS Limited

Basis of accounting UBS Limited

The financial statements of UBS Limited are prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU), and are stated in British pounds (GBP), the functional currency of the entity. The ultimate parent of UBS Limited is UBS AG (Switzerland).

In preparing this interim financial information, the same accounting policies and methods of computation have been applied as in the audited financial statements included in the Report and Financial Statements for the year ended 31 December 2013 of UBS Limited, except for the changes set out below. Copies of the Report and Financial Statements of UBS Limited can be obtained from UBS AG, Investor Relations. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Limited.

This interim financial information does not comply with IAS 34, Interim Financial Reporting, as it includes only the Income statement, the Statement of comprehensive income and the Balance sheet of UBS Limited.

International Financial Reporting Standards and Interpretations adopted in the first quarter of 2014

Offsetting Financial Assets and Financial Liabilities

(Amendments to IAS 32, Financial Instruments: Presentation)

On 1 January 2014, UBS Limited adopted Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). Adoption of the amendments did not have a material impact on the financial statements of UBS Limited.

IFRIC Interpretation 21, Levies

On 1 January 2014, UBS Limited adopted IFRIC Interpretation 21, Levies. Adoption of the interpretation had no impact on the financial statements of UBS Limited.

Basel III capital information UBS Limited1

GBP million, except where indicated	31.3.14
Core tier 1 capital	3,409
Tier 1 capital	3,409
Total capital	3,409
Risk-weighted assets	6,157
Common equity tier 1 capital ratio (%)	55.4
Tier 1 capital ratio (%)	55.4
Total capital ratio (%)	55.4

1  Basel III-based requirements for UBS Limited came into effect on 1 January 2014.

161

Abbreviations frequently used in our financial reports

A
ABS	asset-backed securities
AGM	annual general meeting of shareholders
AMA	advanced measurement approach
AoA	articles of association
APAC	Asia Pacific
ARS	auction rate securities

B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
bps	basis points

C
CC	Corporate Center
CCF	credit conversion factors
CCP	central counterparty
CDO	collateralized debt obligations
CDR	constant default rate
CDS	credit default swaps
CET1	common equity tier 1
CHF	Swiss franc
CLN	credit-linked notes
CLO	collateralized loan obligations
CMBS	commercial mortgage- backed securities
CVA	credit valuation adjustments

D
DBO	defined benefit obligation
DCCP	deferred contingent capital plan
DVA	debit valuation adjustments

E
EAD	exposure at default
ECB	European Central Bank
EEA	European Economic Area
EMEA	Europe, Middle East and Africa
EPS	earnings per share
ETD	exchange-traded derivatives
ETF	exchange-traded funds
EU	European Union
EUR	euro
EURIBOR	Euro Interbank Offered Rate

F
FCA	UK Financial Conduct Authority
FINMA	Swiss Financial Market Supervisory Authority
FRA	forward rate agreements
FTD	first to default swaps
FTP	funds transfer price
FX	foreign exchange

G
GAAP	generally accepted accounting principles
GBP	British pound
GIIPS	Greece, Italy, Ireland, Portugal and Spain
G-SIB	global systemically important banks

H
HQLA	high-quality liquid assets

I
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IRB	internal ratings-based
IRC	incremental risk charge

K
KPI	key performance indicator

L
LAC	loss-absorbing capital
LAS	liquidity adjusted stress
LCR	Liquidity Coverage Ratio
LGD	loss given default
LIBOR	London Interbank Offered Rate
LRD	leverage ratio denominator
LTV	loan-to-value

M
MTN	medium-term notes

N
NAV	net asset value
NRV	negative replacement values
NSFR	Net Stable Funding Ratio

O
OECD	Organization for Economic Cooperation and Development
OCI	other comprehensive income
OTC	over-the-counter

P
PD	probability of default
PRA	UK Prudential Regulation Authority
PRV	positive replacement values

R
RBC	risk-based capital
RLN	reference-linked notes
RMBS	residential mortgage- backed securities
RoAE	return on attributed equity
RoE	return on equity
RV	replacement values
RWA	risk-weighted assets

S
SE	structured entity
SEC	US Securities and Exchange Commission
SNB	Swiss National Bank
SRB	systemically relevant banks

U
UK	United Kingdom
US	United States of America
USD	US dollar

V
VaR	value-at-risk

162

Appendix

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of our Group strategy and performance, the strategy and performance of the business divisions and the Corporate Center, risk, treasury and capital management, corporate governance, responsibility and senior management compensation, including compensation to the Board of Directors and the Group Executive Board members, and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation to the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors provides the following information on UBS: news releases, financial information, including results-related filings with the US Securities and Exchange Commission, corporate information, including UBS share price charts and data and dividend information, the UBS corporate calendar and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wraparound” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit www.ubs.com/investors for more information.

163

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA effective 31 December 2013, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group, a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

164

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Sergio Ermotti
	Name:	Sergio Ermotti
	Title:	Group Chief Executive Officer

By:	/s/ Tom Naratil
	Name:	Tom Naratil
	Title:	Group Chief Financial Officer

Date: May 6, 2014